Exhibit 99.1

LUXOFT HOLDING, INC

GUBELSTRASSE 24
6300 ZUG, SWITZERLAND

NOTICE OF ACTION BY WRITTEN CONSENT AND DISSENTERS’ RIGHTS
AND
INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

To our Shareholders:

This notice of action taken by written consent and dissenters’ rights and information statement is being furnished to the holders of class A ordinary shares, with no par value (the “Class A Shares”), of Luxoft Holding, Inc, a company incorporated under the laws of the British Virgin Islands (the “Company” or “Luxoft” or “we,” “our” or “us”), in connection with the Merger Agreement, dated as of January 6, 2019 (the “Merger Agreement”), by and among DXC Technology Company, a Nevada corporation (“Parent” or “DXC”), Luna Equities, Inc., a newly-formed company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. Upon the terms and subject to the conditions set forth in the Merger Agreement, and the plan of merger (the “Plan of Merger”) and articles of merger substantially in the forms attached to the Merger Agreement (the “Articles of Merger” and, together with the Merger Agreement and the Plan of Merger, the “Merger Documents”), Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving company in the merger and as a wholly-owned subsidiary of Parent (the “Merger”). The Merger Agreement is attached as Annex A to the accompanying information statement.

Upon the terms and subject to the conditions set forth in the Merger Documents, at the effective time of the Merger (the “Effective Time”), each Class A Share and each class B ordinary share, with no par value (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”), of the Company issued and outstanding immediately prior to the Effective Time (other than (i) Ordinary Shares held directly or indirectly by Parent, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and Ordinary Shares held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Ordinary Shares held on behalf of third parties), and (ii) Ordinary Shares with respect to which holders thereof have duly and validly exercised (and not withdrawn or lost) their right of dissent in relation to the Merger under the laws of the British Virgin Islands) will be cancelled in exchange for the right to receive $59.00 per Ordinary Share in cash, without interest thereon and less any applicable withholding taxes (the per Ordinary Share cash consideration to be paid to the holders of such Ordinary Shares, the “Merger Consideration”).

The Board carefully reviewed and considered the terms and conditions of the Merger Documents and the transactions contemplated thereby, including the Merger. The Board, among other things, unanimously (i) determined that the terms of the Merger Documents and the transactions contemplated thereby, including the Merger, are advisable and in the best interest of the Company and its shareholders, (ii) approved and declared advisable the form and terms of the Merger Documents and the transactions contemplated thereby, including the Merger, (iii) resolved that the Merger Documents be submitted to the shareholders of the Company for adoption and (iv) recommended that the shareholders of the Company vote in favor of adoption of the Merger Documents and the transactions contemplated thereby, including the Merger.

The memorandum of association (the “Memorandum”) and articles of association (the “Articles”) of the Company, the Merger Agreement and applicable law require the adoption of the Merger Documents and approval of the Merger by the holders of a majority of two-thirds or more of the votes of all of the outstanding Ordinary Shares entitled to vote thereon (voting together as a single class) in order to authorize and approve the Merger Documents and the transactions contemplated thereby, including the Merger. The Memorandum, Articles and applicable law permit the holders of our Ordinary Shares to act by written consent in certain circumstances, including in connection with the approval of transactions such as the Merger as contemplated by the Merger Documents. Concurrently with the execution of the Merger Agreement, two wholly-owned subsidiaries (the “IBS Subsidiaries”) of IBS Group Holding Limited (“IBS” and, together with the IBS Subsidiaries, the “IBS Group”) which own all of the outstanding Class B Shares and control approximately 83% of the aggregate voting power of the Ordinary Shares, authorized and approved by written consent (the “Shareholder Written Consent”) the Merger Agreement, the Plan of Merger in accordance with Section 170(5) of the BVI Business Companies Act, 2004 (as amended, the “BVI Act”), the Articles of Merger and the transactions contemplated thereby, including the Merger. As a result of the execution and delivery of the Shareholder Written Consent, no further action by any holder of any Ordinary Shares is required to approve any of the Merger Documents or any of the transactions contemplated thereby, including the Merger. Because the Merger Documents and the transactions contemplated thereby have already been approved by the requisite majority of the holders of our Ordinary Shares, the Company will not be soliciting proxies to vote for or consents to the authorization and approval of the Merger Documents or the transactions contemplated thereby, including the Merger, from any holder of any Ordinary Shares and will not be calling a meeting of the holders of the Ordinary Shares for purposes of voting on such matters. Additionally, immediately after the execution and delivery of the Shareholder Written Consent, Parent, Merger Sub and each holder of Ordinary Shares that executed the Shareholder Written Consent entered into a Deed of Covenant, pursuant to which each such holder of Ordinary Shares has irrevocably undertaken and covenanted not to revoke, attempt to revoke or take any step or action which would be inconsistent with or would negate, supersede, limit the effectiveness of or revoke the Shareholder Written Consent. A copy of the Shareholder Written Consent is attached as Annex B to the accompanying information statement. Concurrently with the execution of the Merger Agreement, Dmitry Loschinin, the Company's chief executive officer, entered into a voting agreement with Parent and Merger Sub, pursuant to which he has irrevocably undertaken and covenanted to vote all of his Ordinary Shares in favor of any resolution in support of the Merger Agreement and the Merger, and to vote against any alternative proposal, that may be presented to the holders of our Ordinary Shares.

Under the laws of the British Virgin Islands, if the Merger is completed, the holders of our Ordinary Shares are entitled to dissent from the Merger and receive payment of “fair value” for their shares in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex C to the accompanying information statement. IBS Group and Mr. Loschinin have agreed not to exercise dissent rights for any shares owned by them. Shareholders of the Company who duly and validly exercise their right of dissent in relation to the Merger in accordance with the provisions of Section 179 of the BVI Act (“Dissenting Shareholders”) will not be entitled to receive the Merger Consideration as they will only be entitled to the right to payment of the “fair value” of the Ordinary Shares held by such holders if the Merger is completed, as determined in accordance with Section 179 of the BVI Act. While the fair value of shares of the Company as determined in accordance with Section 179 of the BVI Act could be more than or the same as the Merger Consideration, the holders of our Ordinary Shares are cautioned that the fair value of their Ordinary Shares could also be determined to be significantly less than the Merger Consideration and that fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the Class A Shares, directly or indirectly, induced by the proposed Merger.

To exercise dissent rights, a shareholder must submit a written notice of the shareholder’s decision to elect to dissent stating (i) the shareholder’s name and address, (ii) the number and classes of shares in respect of which the shareholder dissents and (iii) a demand for payment of the fair value of the shareholder’s shares no later than 20 days after the mailing of the accompanying information statement and comply precisely with other procedures set forth in Section 179 of the BVI Act, which procedures are summarized in the accompanying information statement. Such information statement is being mailed on January 16, 2019 and constitutes written notice of the Shareholder Written Consent for the purposes of Section 179(4) of the BVI Act. Accordingly, any election to dissent and demand for appraisal must be delivered to the Company in the manner specified in the accompanying information statement and in strict compliance with Section 179 of the BVI Act on or before February 5, 2019. For more information, please see the section of the accompanying information statement entitled “Dissenters’ Rights” beginning on page 58 and Section 179 of the BVI Act, an extract of which is attached as Annex C to the accompanying information statement.

We urge you to read the entire information statement carefully. Please do not send in your Class A Share certificates at this time. If the Merger is completed, you will receive instructions regarding the surrender of your Class A Share certificates and payment for your Class A Shares.

BY ORDER OF THE BOARD OF DIRECTORS,

Dmitry Loschinin Chief Executive Officer and President

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the fairness of the Merger or passed upon the adequacy or accuracy of the disclosures in this notice or the accompanying information statement. Any representation to the contrary is a criminal offense.

The accompanying information statement is dated January 16, 2019 and is first being mailed to shareholders on January 16, 2019.

Table of Contents

NOTICE OF ACTION BY WRITTEN CONSENT AND DISSENTERS’ RIGHTS AND INFORMATION STATEMENT	i
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	6
The Parties	6
The Merger	6
Board Recommendation and Reasons for Approval of the Merger	7
Consideration	7
Treatment of Stock-Based Awards	7
Required Shareholder Approval; Shareholder Action by Written Consent	8
Deed of Covenant	8
Voting Agreement	9
Opinion of the Company’s Financial Advisor	9
Interests of the Company’s Directors and Executive Officers in the Merger	9
Merger Agreement	9
Structure of the Merger	9
Conditions to the Merger	10
Reasonable Best Efforts	11
Indemnification of Directors and Executive Officers; Directors’ and Officers’ Insurance	11
Termination or Abandonment	11
Procedures for Receiving Merger Consideration	11
No Solicitation of Acquisition Proposals	12
The Shareholder Written Consent and Deed of Covenant	12
Expenses	12
Dissenters’ Rights	12
Regulatory and Other Governmental Approvals	13
Market Price of Our Ordinary Shares	13
Delisting and Deregistration of the Ordinary Shares	13
Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences	14
Additional Information	14
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	15
MARKET PRICE AND DIVIDEND DATA	16
THE COMPANIES	17
THE MERGER	18
Background of the Merger	18
Reasons for Approval of the Merger	24
Opinion of the Company’s Financial Advisor	28
Effects of the Merger on Ordinary Shares	34
Payment of Merger Consideration and Surrender of Shares	34

i

Interests of the Company’s Directors and Executive Officers in the Merger	35
Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences	36
Regulatory Matters	40
THE MERGER AGREEMENT	41
The Merger	41
Closing and Effective Time of the Merger	41
Effects of the Merger; Memorandum and Articles of Association; Directors and Officers	41
Effect on Shares	42
Settlement	42
Treatment of Stock-Based Awards	43
Representations and Warranties of the Company	44
Covenants and Agreements	46
No Solicitation; Board Recommendation	50
Filings, Other Actions	51
Employee Matters	51
Reasonable Best Efforts	52
Indemnification and Insurance	52
Additional Agreements	55
Conditions of the Merger	55
Termination or Abandonment	56
Effect of Termination	57
Amendment or Supplement	57
Extension of Time; Waiver	57
Governing Law	57
THE SHAREHOLDER WRITTEN CONSENT AND DEED OF COVENANT	58
Deed of Covenant	58
Termination	58
THE VOTING AGREEMENT	59
SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY	60
DISSENTERS’ RIGHTS	62
WHERE YOU CAN FIND MORE INFORMATION	64

Annexes

Annex A – Merger Agreement, dated as of January 6, 2019 (including the Plan of Merger and Articles of Merger)

Annex B – Shareholder Written Consent

Annex C – Section 179 of BVI Business Companies Act, 2004, as amended

Annex D – Opinion of Credit Suisse Securities (USA) LLC, Luxoft’s Financial Advisor

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to briefly address commonly asked questions as they pertain to the Merger Documents and the transactions completed thereby, including the Merger. These questions and answers may not address all questions that may be important to you as a shareholder. Please refer to the “Summary” beginning on page 6 and the more detailed information contained elsewhere in this information statement, the annexes to this information statement and the documents referred to or incorporated by reference in this information statement, each of which you should read carefully. You may obtain additional information, which is incorporated by reference in this information statement, without charge by following the instructions in “Where You Can Find More Information” beginning on page 64.

In this information statement, the terms “Luxoft,” the “Company,” “we,” “us” and “our” refer to Luxoft Holding, Inc. and, where appropriate, its subsidiaries, and the term the “Board” refers to the board of directors of Luxoft. We refer to DXC Technology Company as “Parent” or “DXC” and Luna Equities, Inc. as “Merger Sub.” All references to the “Merger” refer to the merger of Merger Sub with and into Luxoft, with Luxoft continuing as the surviving company in the Merger and as a wholly-owned subsidiary of Parent, and all references to the “Merger Agreement” refer to the Merger Agreement, dated as of January 6, 2019, as it may be amended from time to time in accordance with its terms, by and among Parent, Merger Sub and Luxoft, a copy of which is included as Annex A to this information statement. All references to the “Plan of Merger” refer to the plan of merger in the form attached to the Merger Agreement, the “Articles of Merger” refer to the articles of merger substantially in the form attached to the Merger Agreement and the “Merger Documents” refer to, collectively, the Merger Agreement, the Plan of Merger and the Articles of Merger. Luxoft, following the consummation of the Merger, is sometimes referred to as the “Surviving Company.”

Q:	What is the proposed transaction and what effects will it have on the Company?

A:	The proposed transaction is the acquisition of the Company by Parent pursuant to the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into the Company, and the Company will cease to be an independent publicly-traded company and will instead become a wholly-owned subsidiary of Parent.

If the Merger is completed, the class A ordinary shares, with no par value (the “Class A Shares” and holders of Class A Shares, “Class A Shareholders”) of the Company will no longer be listed on the New York Stock Exchange (the “NYSE”). In addition, the registration of the Class A Shares under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated, and the Company will no longer file periodic reports with the United States Securities and Exchange Commission (the “SEC”) on account of the Class A Shares.

Q:	What will I be entitled to receive in the Merger?

A:	Upon completion of the Merger in accordance with the terms and subject to the conditions set forth in the Merger Agreement, each holder of Class A Shares and each holder of class B ordinary shares, with no par value (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”) of the Company issued and outstanding immediately prior to the Effective Time will be entitled to receive $59.00 per Ordinary Share in cash, without interest (the per Ordinary Share cash consideration to be paid to the holders of such Ordinary Shares, the “Merger Consideration”), unless such holder properly exercises (and does not withdraw, fail to perfect or otherwise lose) its dissent rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Act”). For example, if you own 100 Class A Shares, you will be entitled to receive $5,900.00 in cash, without interest, in exchange for your Class A Shares. Upon completion of the Merger in accordance with the terms and subject to the conditions set forth in the Merger Documents, you will have no equity interest in the surviving company and you will no longer have any interest in the Surviving Company’s future earnings or growth.

Q:	What happens to Stock Appreciation Rights, Performance Share Awards, PSU Awards and RSU Awards if the Merger is completed?

A:	At the Effective Time:

●	each Company stock appreciation right covering Ordinary Shares (“Stock Appreciation Right”) that is then outstanding, vested and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product (i) the excess, if any, of (A) the Merger Consideration over (B) the applicable grant price per share, multiplied by (ii) the number of Ordinary Shares underlying such Stock Appreciation Right, except that each Stock Appreciation Right that has a grant price that is greater than or equal to the Merger Consideration will be cancelled for no consideration;

●	each Company performance share award covering Ordinary Shares (“Performance Share Award”) that remains vested and unexercised will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Tranche 1, Tranche 2, Tranche 3 and Tranche 4 shares the holder is eligible to acquire under the Performance Share Award, assuming achievement of the fair market value set forth in the applicable award agreement equal to the Merger Consideration without regard to any other vesting condition. Any portion of a Performance Share Award that does not become eligible for exercise due to failure to achieve the applicable fair market value goal will be cancelled without payment;

●	each Company performance stock unit award covering Ordinary Shares (“PSU Award”) that is then outstanding as of immediately prior to the Effective Time which is or will become vested under the terms of the applicable award agreement at the Effective Time will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Ordinary Shares payable under such PSU Award;

●	each Company restricted stock unit award covering Ordinary Shares (“RSU Award”) that remains outstanding and vested will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of shares underlying such vested RSU Award; and

●	each RSU Award that is then outstanding and unvested will be assumed by Parent and converted into restricted stock unit award (a “Parent RSU Award”) to acquire Parent common stock. Each RSU Award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the RSU Award immediately prior to the Effective Time, and will cover the number of shares of Parent common stock (rounded down to the nearest whole share) equal to the product of (i) the number of Ordinary Shares underlying such RSU Award, multiplied by (ii) the ratio of the Merger Consideration to the volume-weighted average price per share of common stock of Parent over a three trading-day period ending on the last trading day prior to the closing date of the Merger (the “Exchange Ratio”), and otherwise subject to the same terms and conditions.

Any cash payments will be subject to applicable tax withholding.

Q:	When do you expect the Merger to be completed?

A:	We are working toward completing the Merger as quickly as possible. We currently expect to complete the Merger promptly after all of the conditions to the Merger have been satisfied or waived in accordance with the terms set forth in the Merger Agreement. Completion of the Merger is currently expected to occur by June 2019, although the Company cannot assure completion by any particular date, if at all.

Q:	Is the Merger subject to the fulfillment of certain conditions?

A:	Yes. Before the Merger can be completed, closing of the transactions contemplated by the Merger Agreement are subject to customary conditions, including, among other things, those set forth under the heading “Merger Agreement—Conditions of the Merger” beginning on page 41.

Q:	What happens if a third party makes an offer to acquire the Company before the Merger is completed?

A:	Under the Merger Agreement, the Board has no further ability to discuss, negotiate or approve an alternative acquisition proposal. Under the Deed of Covenant and the Voting Agreement, the Significant Shareholders and the Company’s Chief Executive Officer, respectively, have no further ability to discuss, negotiate or approve an alternative acquisition proposal.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed for any reason, the Company will continue as an independent publicly-traded company and each Ordinary Share, Stock Appreciation Right, Performance Share Award, PSU Award and RSU Award will remain outstanding in their current form.

Q:	Will I owe U.S. federal income taxes as a result of the Merger?

A:	In general, for U.S. federal income tax purposes, the Merger will be a taxable transaction for U.S. holders (as defined below under “The Merger — Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences — Material U.S. Federal Income Tax Consequences to U.S. Holders”) of Ordinary Shares. As a result, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the (x) amount of cash received (determined before the deduction of any applicable withholding taxes) and (y) such U.S. holder’s adjusted tax basis of his, her or its surrendered Ordinary Shares. ax Consequences to U.S. Holders and Material British Virgin IsSee “The Merger — Material U.S. Federal Income Tlands Tax Consequences — Material U.S. Federal Income Tax Consequences to U.S. Holders” beginning on page 40 of this information statement for a more detailed explanation of the tax consequences of the Merger. Tax matters can be complicated, and the tax consequences of the Merger to you will depend on your particular tax situation.

We urge you to consult your tax advisor on the tax consequences of the Merger to you.

Q:	Did the Board approve and recommend the Merger Agreement?

A:	Yes. After careful consideration, the Board unanimously (i) determined that the terms of the Merger Documents and the transactions contemplated thereby, including the Merger, are advisable and in the best interest of the Company and its shareholders, (ii) approved and declared advisable the form and terms of the Merger Documents and the transactions contemplated thereby, including the Merger, (iii) resolved that the Merger Documents be submitted to the shareholders for adoption and (iv) recommended that the shareholders vote in favor of adoption of the Merger Documents and the transactions contemplated thereby, including the Merger.

Q:	Am I being asked to vote on the Merger?

A:	No, the Merger has already received the requisite approvals required under the memorandum of association (the “Memorandum”), articles of association (the “Articles”) of the Company, the Merger Agreement and applicable law. The Memorandum and Articles and applicable law permit shareholders to act by written consent in certain circumstances, including in connection with the approval of transactions such as the Merger as contemplated by the Merger Documents. Concurrently with the execution of the Merger Agreement, two wholly-owned subsidiaries (the “IBS Subsidiaries”) of IBS Group Holding Limited (“IBS” and, together with the IBS Subsidiaries, the “IBS Group”), which own all of the outstanding Class B Shares and control approximately 83% of the aggregate voting power of the Ordinary Shares, authorized and approved by written consent (the “Shareholder Written Consent”) the Merger Agreement, the Plan of Merger in accordance with Section 170(5) of the BVI Act, the Articles of Merger and the transactions contemplated thereby, including the Merger. As a result of the execution and delivery of the Shareholder Written Consent, no further action by any holder of any Ordinary Shares is required to authorize or approve any of the Merger Documents or any of the transactions contemplated thereby, including the Merger. Because the Merger Documents and the transactions contemplated thereby have already been approved by the requisite majority of the holders of our Ordinary Shares, the Company will not be soliciting proxies to vote for or consents to the authorization and approval of the Merger Documents or the transactions contemplated thereby, including the Merger, from any holder of any Ordinary Shares and will not be calling a meeting of the holders of the Ordinary Shares for purposes of voting on such matters.

We are not asking you for a proxy, and you are requested not to send us a proxy.

Q:	Why did I receive this information statement?

A:	British Virgin Islands law, including Section 179(4) of the BVI Act, requires us to provide you with notice of the action taken by the Shareholder Written Consent that was delivered by the IBS Group as well as other information regarding the Merger, even though your vote or consent is neither required nor requested to authorize and approve the Merger Documents, or the transactions contemplated thereby, including the Merger. This information statement constitutes notice of the Shareholder Written Consent to the Merger for the purposes of Section 179(4) of the BVI Act and also notice to you of the availability of dissent rights in connection with the Merger.

Q:	Do any of the Company’s directors, executive officers or affiliates have any interests in the Merger that may be different from, or in addition to, my interests as a Class A Shareholder?

A:	You should be aware that our officers, directors and affiliates have agreements or arrangements that may provide them with interests in the Merger that differ from, or are in addition to, those of our shareholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 38. The Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement.

Q:	Should I send in my Class A Share certificates now?

A:	No. You will be sent a letter of transmittal with detailed written instructions after completion of the Merger, describing how you may exchange your Class A Shares for your portion of the Merger Consideration. Please do NOT return your Class A Share certificate(s) to the Company.

Upon receipt by the paying agent of any appropriate documentation or confirmations reasonably required by the paying agent, if any, holders of uncertificated Class A Shares (i.e., holders whose shares are held in book-entry form) will receive their portion of the Merger Consideration as promptly as practicable after the Effective Time (but no later than five business days after the Effective Time). No interest will be paid or accrued on the Merger Consideration due to holders of Ordinary Shares.

Q:	Am I entitled to exercise dissenters’ rights instead of receiving a portion of the Merger Consideration for my shares?

A:	Yes. Under the laws of the British Virgin Islands, the holders of our Ordinary Shares are entitled to dissent from the Merger and receive payment of “fair value” for their shares in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex C to this information statement. IBS Group and Mr. Loschinin have agreed not to exercise dissent rights for any shares owned by them. Within 20 days immediately following the date of this information statement, a dissenting shareholder must give written notice of its election to dissent from the Merger under Section 179 of the BVI Act to the Company. Shareholders who duly and validly exercise their right of dissent in relation to the Merger in accordance with the provisions of Section 179 of the BVI Act (“Dissenting Shareholders”) will not be entitled to receive the Merger Consideration as they will only be entitled to the right to payment of the “fair value” of their Class A Shares if the Merger is completed, as determined in accordance with Section 179 of the BVI Act. While the fair value of a Class A Shareholder’s Class A Shares as determined under the appraisal procedure could be more than or the same as the Merger Consideration, holders of Class A Shares are cautioned that the fair value of their Class A Shares could also be determined to be significantly less than the Merger Consideration and that fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the Class A Shares, directly or indirectly, induced by the proposed Merger.

Any Class A Shareholder who considers exercising dissent rights is strongly advised to consult legal counsel in the British Virgin Islands. For more information, please see the section of this information statement entitled “Dissenters’ Rights” beginning on page 66 and Section 179 of the BVI Act, an extract of which is attached as Annex C to this information statement.

Q:	Will the Merger Consideration I receive in the Merger increase if the Company’s operations improve or if the price of Ordinary Shares increases above the Merger Consideration?

A:	No. The value of the Merger Consideration is fixed. The Merger Agreement does not contain any provision that would adjust the Merger Consideration based on fluctuations in the price of Ordinary Shares, the amount of working capital of the Company at the Effective Time or changes in the results of operations of the Company before the Effective Time.

Q:	Where can I find more information about the Company?

A:	We file periodic reports and other information with the SEC. This information is available on the website maintained by the SEC at http://www.sec.gov. For a more detailed description of the available information, please refer to “Where You Can Find More Information” beginning on page 64.

Q:	Who can help answer my other questions?

A:	If you have more questions about the Merger, please contact our Investor Relations Department at (212) 964-9900. If your broker holds your Ordinary Shares, you should call your broker for additional information.

SUMMARY

This summary highlights selected information from this information statement and may not contain all of the information that is important to you. To fully understand the Merger and the other transactions contemplated by the Merger Agreement, and for a more complete description of the legal terms of each of the foregoing, you should carefully read this entire information statement, the annexes attached to this information statement and the documents referred to or incorporated by reference in this information statement. See “Where You Can Find More Information”. This information statement is dated January 16, 2019 and is first being mailed to our shareholders on or about January 16, 2019.

The Parties

The Company. The Company is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. The Company’s offerings encompass strategic consulting, custom software development services, and digital solution engineering and enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Our managed delivery model is underpinned by a highly educated workforce, allowing the company to continuously innovate upwards on the technology stack to meet evolving digital challenges.  The Company operates across 42 cities in 21 countries, with its operating headquarters office in Zug, Switzerland. The Company’s principal executive offices are located at Gubelstrasse 24, 6300 Zug, Switzerland.   Our registered office is located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Our telephone number is +41 417 262 060.  The Company’s website is www.luxoft.com.

Parent. Parent is the world’s leading independent, end-to-end IT services company. Parent leads digital transformations for clients by modernizing and integrating their mainstream IT, and by deploying digital solutions at scale to produce better business outcomes. Parent’s technology independence, global talent, and extensive partner network enable 6,000 private and public-sector clients in 70 countries to thrive on change. Parent is a recognized leader in corporate responsibility.

Parent’s principal executive offices are located at 1775 Tysons Boulevard, Tysons, Virginia and its telephone number is (703) 245-9675. Parent’s website is www.dxc.com.

Merger Sub. Merger Sub is a newly formed company incorporated under the laws of the British Virgin Islands that is a wholly-owned subsidiary of the Parent. Merger Sub’s registered office is located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. Merger Sub does not maintain a website.

See “The Companies” beginning on page 17.

The Merger

On January 6, 2019, the Company, the Parent and Merger Sub (i) entered into a Merger Agreement, and (ii) authorized and approved the plan of merger in the form attached to the Merger Agreement (the “Plan of Merger”) and the articles of merger substantially in the forms attached to the Merger Agreement (the “Articles of Merger” and, together with the Merger Agreement and the Plan of Merger, the “Merger Documents”). Under the terms of the Merger Agreement, subject to the satisfaction (or express written waiver by the relevant party in its sole discretion) of specified conditions, Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving company in the merger and as a wholly-owned subsidiary of Parent (the “Merger”). The Company will survive the Merger as a wholly-owned subsidiary of Parent (the “Surviving Company”). A copy of the Merger Agreement and Plan of Merger are included as Annex A to this information statement.

Upon the terms and subject to the conditions set forth in the Merger Documents, at the effective time of the Merger (the “Effective Time”), each class A ordinary share, with no par value (the “Class A Shares”) and each class B ordinary share, with no par value (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”), of the Company issued and outstanding immediately prior to the Effective Time (other than (i) Ordinary Shares held directly or indirectly by Parent, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and Ordinary Shares held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Ordinary Shares held on behalf of third parties), and (ii) Ordinary Shares with respect to which holders thereof have duly and validly exercised (and not withdrawn or lost) their right of dissent in relation to the Merger under the laws of the British Virgin Islands) will be cancelled in exchange for the right to receive $59.00 per Ordinary Share in cash, without interest thereon and less any applicable withholding taxes (the per Ordinary Share cash consideration to be paid to the holders of such Ordinary Shares, the “Merger Consideration”). See “The Merger” beginning on page 18.

Board Recommendation and Reasons for Approval of the Merger

After careful consideration, the Board has, among other things:

●	determined that the Merger Documents, the Merger and the other transactions contemplated by the Merger Documents are advisable and in the best interests of the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors;

●	approved and declared advisable the form and terms of the Merger Documents and the transactions contemplated thereby, including the Merger; and

●	recommended that the holders of our Ordinary Shares vote in favor of the Merger Documents and the transactions contemplated thereby, including the Merger.

In evaluating, and recommending that the holders of our Ordinary Shares approve, the Merger Documents, the Merger and the other transactions contemplated by the Merger Documents, the Board consulted with members of the Company’s senior management team and representatives of the Company’s outside legal counsel and financial advisor and assessed a variety of factors. See “The Merger–—Reasons for Approval of the Merger” beginning on page 18.

Consideration

If the Merger is completed, each holder of Ordinary Shares issued and outstanding immediately prior to the Effective Time (other than (i) Ordinary Shares held directly or indirectly by Parent, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and Ordinary Shares held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Ordinary Shares held on behalf of third parties), and (ii) Ordinary Shares with respect to which holders thereof have duly and validly exercised (and not withdrawn or lost) their right of dissent in relation to the Merger under the laws of the British Virgin Islands) will be cancelled in exchange for the right to receive $59.00 per Ordinary Share in cash, without interest thereon and less any applicable withholding taxes. See “The Merger—Effects of the Merger on Ordinary Shares,” beginning on page 41 and “The Merger Agreement—Effect on Shares” beginning on page 42.

Treatment of Stock-Based Awards

At the Effective Time, all outstanding equity awards shall be treated as follows:

●	Stock Appreciation Rights. Each Stock Appreciation Right that is outstanding, vested and unexercised as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the applicable grant price per share, multiplied by (ii) the number of Ordinary Shares underlying such Stock Appreciation Right), except that each Stock Appreciation Right that has a grant price that is greater than or equal to the Merger Consideration will be cancelled for no consideration.

●	Performance Share Awards. Each Performance Share Award that remains vested and unexercised will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Tranche 1, Tranche 2, Tranche 3 and Tranche 4 shares the holder is eligible to acquire under the Performance Share Award, assuming achievement of the fair market value set forth in the applicable award agreement equal to the Merger Consideration, without regard to any other vesting condition. Any portion of a Performance Share Award that does not become eligible for exercise due to failure to achieve the applicable fair market value goal will be cancelled without payment.

●	PSU Awards. Each PSU Award that is outstanding as of immediately prior to the Effective Time, which is or will become vested under the terms of the applicable award agreement at the Effective Time, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Ordinary Shares payable under such PSU Award.

●	RSU Awards. Each RSU Award that remains outstanding and is vested shall be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares underlying such RSU Award. Each RSU Award that remains outstanding and unvested will be assumed by Parent and will be converted into a restricted stock unit award Parent RSU Award to acquire Parent common stock. Each RSU Award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the RSU Award immediately prior to the Effective Time, and will cover the number of shares of Parent common stock (rounded down to the nearest whole share) equal to the product of (i) the number of Ordinary Shares underlying such RSU Award, multiplied by (ii) the Exchange Ratio. Certain RSU Awards will be treated as fully vested at the Effective Time based upon previous action of the Board.

Any cash payments will be subject to applicable tax withholding.

See “The Merger Agreement—Treatment of Stock Appreciation Rights and Other Stock-Based Awards” beginning on page 43.

Required Shareholder Approval; Shareholder Action by Written Consent

The Memorandum, the Articles, the Merger Agreement and applicable law require the adoption of the Merger Documents and approval of the Merger by the holders of at least a majority of two-thirds of the votes of all the issued and outstanding Ordinary Shares entitled to vote thereon (voting together as a single class) in order to authorize and approve the Merger Documents and the transactions contemplated thereby, including the Merger. The Memorandum and Articles and applicable law permit shareholders to act by written consent in certain circumstances, including in connection with the approval of transactions such as the Merger as contemplated by the Merger Documents. Concurrently with the execution of the Merger Agreement, the IBS Subsidiaries, which own all of the outstanding Class B Shares and control approximately 83% of the aggregate voting power of the Ordinary Shares, authorized and approved by the Shareholder Written Consent the Merger Agreement, the Plan of Merger in accordance with Section 170(5) of the BVI Act, the Articles of Merger and the transactions contemplated thereby, including the Merger. As a result of the execution and delivery of the Shareholder Written Consent, no further action by any holder of any Ordinary Shares is required to authorize or approve the Merger Documents or the transactions contemplated thereby, including the Merger. Because the Merger Documents and the transactions contemplated thereby have already been approved by the requisite majority of the holders of our Ordinary Shares, the Company will not be soliciting proxies to vote for or consents to the authorization and approval of the Merger Documents or the transactions contemplated thereby, including the Merger, from any holder of any Ordinary Shares and will not be calling a meeting of the holders of the Ordinary Shares for purposes of voting on such matters.

The Merger Documents and the transactions contemplated thereby have already been approved by the requisite majority of the holders of our Ordinary Shares and this information statement constitutes notice of such matters for the purposes of section 179(4) of the BVI Act. See “The Shareholder Written Consent and Deed of Covenant” beginning on page 58.

Deed of Covenant

Immediately after the execution and delivery of the Shareholder Written Consent, Parent, Merger Sub and each holder of Ordinary Shares that executed the Shareholder Written Consent entered into a Deed of Covenant, pursuant to which each such holder of Ordinary Shares has irrevocably undertaken and covenanted not to revoke, attempt to revoke, or take any step action which would be inconsistent with or would negate, supersede, limit the effectiveness of or revoke the Shareholder Written Consent. A copy of the Shareholder Written Consent is attached as Annex B to this information statement. See “The Shareholder Written Consent and Deed of Covenant” beginning on page 58.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Dmitry Loschinin, our chief executive officer (the “CEO”), entered into a voting agreement with Parent and Merger Sub (the “Voting Agreement”), pursuant to which he has irrevocably undertaken and covenanted to vote all of his Ordinary Shares in favor of any resolution in support of the Merger Agreement and the Merger, and to vote against any alternative proposal, that may be presented to the holders of our Ordinary Shares. See “The Voting Agreement” beginning on page 59.

Opinion of the Company’s Financial Advisor

On January 5, 2019, Credit Suisse Securities (USA) LLC (“Credit Suisse”), rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of January 5, 2019, the fairness, from a financial point of view, to the holders of the Class A Shares, other than holders thereof executing a written consent authorizing and approving the Merger in their capacities as shareholders of the Company, of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement.

Credit Suisse’s opinion was directed to the Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of the Class A Shares, other than holders thereof executing a written consent authorizing and approving the Merger in their capacities as shareholders of the Company, of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger. The summary of Credit Suisse’s opinion in this information statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this information statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this information statement are intended to be, and they do not constitute, advice or a recommendation to any shareholder as to how such holder should vote or act on any matter relating to the Merger. See “The Merger—Opinion of the Company’s Financial Advisor” beginning on page 28.

Interests of the Company’s Directors and Executive Officers in the Merger

You should be aware that our officers, directors and affiliates have agreements or arrangements that may provide them with interests in the Merger that differ from, or are in addition to, those of our shareholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. See “The Merger – Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 35.

Merger Agreement

The Merger Agreement is attached as Annex A to this document. You should read the Merger Agreement (including the Plan of Merger and Articles of Merger scheduled thereto) carefully in its entirety. It is the most important legal document governing the Merger. See “The Merger Agreement” beginning on page 41.

Structure of the Merger

Upon the consummation of the Merger, Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue as the Surviving Company in the merger and as a wholly-owned subsidiary of Parent.

Conditions to the Merger

The obligation of each party to the Merger Agreement to consummate the Merger is subject to the satisfaction (or express written waiver by the relevant party in its sole discretion) on or prior to the Effective Time of the Merger of the certain conditions, including:

●	obtaining the necessary approval of the holders of our Ordinary Shares (which was obtained upon the delivery of the Shareholder Written Consent);

●	no law being in effect preventing or restraining (temporarily or permanently) the consummation of the transactions contemplated by the Merger Agreement; and

●	any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having been terminated or expired and the other relevant approvals (including the EU Merger Regulation) having occurred or having been obtained.

The obligation of each party to the Merger Agreement to consummate the Merger is further subject to fulfillment (or express written waiver, in its sole discretion, by such party) of certain additional conditions, including:

●	the accuracy of the representations and warranties of the other party in the Merger Agreement as of the date of the Merger Agreement and as of the closing date of the Merger (except for any representations and warranties expressly related to an earlier date, which representations and warranties must be true and correct only as of such earlier date), except where the failure of such representations or warranties to be accurate would not have a “material adverse effect” (it being understood that, for purposes of determining such accuracy, all materiality qualifiers in such representations and warranties will be disregarded); provided, that for the purposes of the closing condition in favor of Parent and Merger Sub, (A) such representations and warranties pertaining to the Company’s capitalization may include de minimis inaccuracies; and (B) such representations and warranties pertaining to the Company’s organization, authority, brokers and opinion of the financial advisor must be accurate in all material respects (it being understood that, for purposes of determining such accuracy, all materiality qualifiers in such representations and warranties will be disregarded) as of the date of the Merger Agreement and as of the closing date of the Merger; and

●	performance in all material respects of the Company’s obligations and agreements under the Merger Agreement.

In addition, the obligation of Parent and Merger Sub to consummate the Merger is also subject to the fulfillment (or express written waiver by Parent in its sole discretion) of the conditions that, since the date of the Merger Agreement, no “Company Material Adverse Effect” (as such term is defined in the Merger Agreement) has occurred and is continuing with respect to the Company.

No party to the Merger Agreement may rely on the failure of a condition to closing set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement or such party's breach of any provision of the Merger Agreement. See “The Merger Agreement—Conditions of the Merger” beginning on page 55.

Reasonable Best Efforts

The consummation of the Merger is subject to review under the HSR Act, the European Union Merger Regulation and to the receipt of other relevant governmental and regulatory approvals. As described above in the section entitled “The Merger Agreement—Conditions of the Merger”, the obligations of Parent and the Company to effect the Merger are subject to the expiration or termination of the waiting period applicable to the Merger under the HSR Act and the receipt of the non-U.S. jurisdiction governmental approvals and other regulatory approvals (including the EU Merger Regulation).

The Merger Agreement generally requires each party to use reasonable best efforts to resolve objections that may be asserted under any antitrust law with respect to the transactions contemplated by the Merger Agreement, subject to certain exceptions (as described under “The Merger Agreement—Reasonable Best Efforts”).

Indemnification of Directors and Executive Officers; Directors’ and Officers’ Insurance

From the completion of the Merger through the sixth anniversary of the date on which the Merger occurs, Parent and Merger Sub have agreed, pursuant to the Merger Agreement, to honor existing rights of indemnification to current and former directors and executive officers of the Company on terms no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws of the Company or any Company subsidiary as in effect on the date of the Merger Agreement. In addition, after the completion of the Merger through the sixth anniversary of the date on which the Merger occurs, Parent and the Surviving Company have agreed to jointly and severally provide certain rights of indemnification of current and former directors and officers in their capacities as such in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any of the transactions contemplated by the Merger Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto), and to continue to provide directors and executive officers of the Company directors’ and officers’ liability insurance following the completion of the Merger. For a further discussion of the terms of the Merger Agreement with respect to indemnification in connection with the completion of the Merger, please see the section captioned “The Merger Agreement — Indemnification and Insurance” beginning on page 53 of this information statement.

Termination or Abandonment

The Merger Agreement may be terminated at any time prior to the Effective Time in the following circumstances:

●	by mutual written consent of the Company and Parent;

●	by either the Company or Parent, if:

●	the Merger is not consummated by October 7, 2019 (the “End Date”), provided that the party seeking the right to so terminate the Merger Agreement has not breached its obligations under the Merger Agreement in any material respect and in any manner that has proximately caused the failure to consummate the Merger on or before such date;

●	since the date of the Merger Agreement, any governmental entity of competent jurisdiction has enacted, issued, granted or promulgated any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such law or order has become final and non-appealable; or

●	the other party, has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or any representation or warranty of the other party has become untrue, and such breach or failure to perform or to be true would result in the failure of a closing condition and either (i) cannot be cured by the End Date or (ii) has not been waived by the party seeking to terminate the Merger Agreement or cured by the earlier of the End Date and 30 days after the date on which the party seeking to terminate the Merger Agreement has given the other party written notice of such breach or failure.

See “The Merger Agreement—Termination or Abandonment” beginning on page 56.

Procedures for Receiving Merger Consideration

At or prior to the Effective Time, Parent will deposit with the Company’s transfer agent or a bank or trust company (the “Paying Agent”) an amount sufficient to pay the aggregate Merger Consideration. As soon as reasonably practicable after the Effective Time (and in any event not later than five business days thereafter), the Paying Agent will mail to each shareholder holding share certificates whose shares were converted into the right to receive the Merger Consideration in accordance with the terms and subject to the conditions set forth in the Merger Documents (i) a form of letter of transmittal and (ii) instructions for use in effecting the surrender of share certificates in exchange for the Merger Consideration. Upon receipt of any appropriate documentation or confirmations reasonably required by the Paying Agent, if any, holders of uncertificated Ordinary Shares (i.e., holders whose shares are held in book-entry form) will receive their portion of the Merger Consideration as promptly as practicable after the Effective Time (and in any event not later than five business days thereafter). No interest will be paid or accrued on the Merger Consideration due to holders of Ordinary Shares. See “The Merger Agreement—Settlement” beginning on page 42.

No Solicitation of Acquisition Proposals

The Merger Agreement generally restricts the Company’s ability to accept any alternative proposal from third parties (as defined below under “The Merger Agreement—No Solicitation; Board Recommendation”), or to solicit or participate in discussions or negotiations with third parties regarding any alternative proposal, including by furnishing information. See “The Merger Agreement—No Solicitation; Board Recommendation” beginning on page 50.

The Shareholder Written Consent and Deed of Covenant

Concurrently with the execution and delivery of the Merger Agreement, two of IBS’ affiliates, Awosting Ltd. (“Awosting”) and Codeffroy Ltd. (“Codeffroy”), which own all of the outstanding Class B Shares and control approximately 83% of the aggregate voting power of the Ordinary Shares, together with IBS, executed and delivered, along with IBS, the Shareholder Written Consent authorizing and approving the Merger Documents and the transactions contemplated thereby, including the Merger. As a result of the execution and delivery of the Shareholder Written Consent, no further action by any holder of any Ordinary Shares is required to authorize or approve the Merger Documents or the transactions contemplated thereby, including the Merger.

Immediately following the execution and delivery of the Merger Agreement and the Shareholder Written Consent, IBS, Awosting and Codeffroy entered into a deed of covenant with Parent and Merger Sub (the “Deed of Covenant”). The Deed of Covenant provides that IBS, Awosting and Codeffroy must not revoke, or attempt to revoke, or take any step or action which would be inconsistent or would negate, supersede, limit the effectiveness of or revoke the shareholder consent and not exercise any dissent rights in respect of the voting shares in connection with the Merger.

See “The Shareholder Written Consent and Deed of Covenant” beginning on page 58.

Expenses

All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, will be paid by the party or parties incurring or required to incur such costs and expenses, whether or not the Merger is consummated.

Dissenters’ Rights

Under the laws of the British Virgin Islands, shareholders are entitled to dissent from the Merger in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex C to this information statement. IBS, Awosting, Codeffroy and Mr. Loschinin have agreed not to exercise dissent rights for any shares owned by them. Within 20 days immediately following the date of this information statement, a dissenting shareholder must give written notice to the Company of its election to dissent from the Merger under Section 179 of the BVI Act. Dissenting Shareholders will not be entitled to receive the Merger Consideration as they will only be entitled to the right to payment of the “fair value” of their Class A Shares if the Merger is completed, as determined in accordance with Section 179 of the BVI Act. To the extent the Company and a Dissenting Shareholder are unable to agree on the “fair value”, a statutory appraisal process is required to determine the fair value of a Dissenting Shareholder’s Class A Shares. While the fair value of a Class A Shareholder’s Class A Shares as determined under this appraisal procedure could be more than or the same as the Merger Consideration, Class A Shareholders are cautioned that the fair value of their Class A Shares could also be determined to be significantly less than the Merger Consideration and that fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the Class A Shares, directly or indirectly, induced by the proposed Merger.

Dissenters’ rights are available only to Class A Shareholders whose names are entered in the register of members of the Company as a registered holder of Class A Shares. Any person who holds Class A Shares in the Company through a depositary, nominee or broker and who wishes to exercise his, her or its statutory right to dissent from the Merger must first ensure that he, she or it is entered in the register of members of the Company and therefore becomes a “member” for the purpose of the BVI Act. Class A Shareholders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Class A Shares under Section 179 of the BVI Act. Class A Shareholders whose shares are held in “street name” must contact their depositary, nominee or broker to determine the relevant procedure for transferring the shares in the name of the shareholder and therefore become a member.

Class A Shareholders are also cautioned that the Board has determined that the Merger Consideration is a fair price and that, if a Class A Shareholder initiates an appraisal process, they may be responsible for a portion of the costs of the appraisal (including the fees of the appraisers and legal costs in respect of any related applications to court). Given the complexity of the appraisal process, Class A Shareholders are cautioned that such costs may exceed the fair value of a shareholder’s shares.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder. The foregoing is a summary only and is qualified in its entirety by the provisions of Section 179 of the BVI Act, an extract of which is attached as Annex C to this information statement. The provisions of Section 179 of the BVI Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179 of the BVI Act, you will lose your rights to dissent.

Any Class A Shareholder who considers exercising dissent rights is strongly advised to consult legal counsel in the British Virgin Islands.

See “Dissenters’ Rights” beginning on page 62.

Regulatory and Other Governmental Approvals

The Merger Agreement provides that each of the parties must use its reasonable best efforts to obtain all necessary actions, waivers, consents, approvals, orders, and authorizations from all applicable governmental entities, including, without limitation, those in connection with the HSR Act. On January 16, 2019, each of Parent and the Company made the requisite filings with (1) the Antitrust Division and the United States Federal Trade Commission (the “FTC”) pursuant to the HSR Act, and (2) the European Commission (as required by the Council Regulation (EC) No 139/2004 of 20 January 2004 (the “EU Merger Regulation”)). Each of Parent and the Company are furthermore required to (i) cooperate and coordinate with one other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the Antitrust Division of the United States Department of Justice (the “DOJ” and, such division, the “Antitrust Division”), the European Commission or the governmental authorities of any other applicable jurisdiction in which any such filing is made under any other antitrust laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, the EU Merger Regulation or any other antitrust laws as soon as practicable, and to obtain any required consents under any other antitrust laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any antitrust laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the European Commission, or any other governmental authority or person may assert under any applicable antitrust laws with respect to the Merger. See “The Merger—Regulatory Matters” beginning on page 39.

Market Price of Our Ordinary Shares

The Class A Shares are listed on the NYSE under the symbol “LXFT.” The closing sale price of the Class A Shares on the NYSE on January 4, 2019, which was the last trading day before we announced the Merger, was $31.70. On January 14, 2019, the last practicable trading day before the date of this information statement, the closing price of Class A Shares on the NYSE was $57.46. You are encouraged to obtain current market prices for the Class A Shares. See “Market Price and Dividend Data” beginning on page 15.

Delisting and Deregistration of the Ordinary Shares

If the Merger is completed, the Class A Shares will no longer be listed on the New York Stock Exchange. In addition, the registration of the Class A Shares under Section 12 of the Exchange Act will be terminated, and the Company will no longer file periodic reports with the SEC on account of the Class A Shares.

Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences

The receipt by a U.S. holder (as defined below under “The Merger — Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences — Material U.S. Federal Income Tax Consequences to U.S. Holders”) of cash in exchange for Ordinary Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash he, she or it receives in connection with the Merger and its aggregate adjusted tax basis in Ordinary Shares that it exchanges therefor.

The British Virgin Islands (“BVI”) currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Except as set forth below, no taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the BVI under the laws of the BVI in respect of the Merger or the receipt of cash for our Ordinary Shares under the terms of the Merger. The Company, all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not residents of the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not residents of the BVI are exempt from all provisions of the income tax ordinance in the BVI. Registration fees will be payable by the Company to the Registrar of Corporate Affairs of the BVI to register the Plan of Merger and Articles of Merger.

See the section of this document titled “The Merger— Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the Merger to U.S. holders and material BVI tax consequences in connection with the Merger. You should consult your tax advisor about the particular tax consequences of the Merger to you.

Additional Information

You can find more information about the Company in the periodic reports and other information we file with the SEC. The information is available at the SEC’s public reference facilities and at the website maintained by the SEC at www.sec.gov. See “Where You Can Find Additional Information” beginning on page 64.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections of this information statement entitled “Questions and Answers about the Merger,” “Summary” and “The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere, except as required by law. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the outcome of any legal proceedings that may be instituted against the Company or others relating to the Merger Agreement;

●	the failure of the Merger to close for any other reason;

●	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger, and the effect of the announcement of the Merger on our operating results and business generally;

●	the distraction of our management resulting from the proposed transaction; and

●	other risks detailed in our filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this information statement entitled “Where You Can Find More Information” beginning on page 60.

The business, financial condition or results of operations of the Company—whether prior to or following its acquisition by the Parent—could be materially adversely affected by any of these factors. The Company does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA

The Class A Shares are traded on the NYSE under the symbol “LXFT.” The Company’s fiscal year ends on March 31.

The following table sets forth, for each of the periods indicated, the high and low sales prices of the Class A Shares in U.S. dollars on the NYSE:

	US$ Price Per Ordinary Share
	High	Low
Fiscal Year 2018:
Fourth quarter through January 14, 2019	57.86	29.73
Third quarter ended December 31, 2018	47.61	29.75
Second quarter ended September 30, 2018	50.10	36.30
First quarter ended June 30, 2018	43.50	31.50
Fiscal Year 2017 (ended March 31, 2018):
Fourth quarter ended March 31, 2018	59.05	40.00
Third quarter ended December 31, 2017	57.35	44.85
Second quarter ended September 30, 2017	65.30	40.15
First quarter ended June 30, 2017	67.85	58.75
Fiscal Year 2016 (ended March 31, 2017):
Fourth quarter ended March 31, 2017	62.85	54.50
Third quarter ended December 31, 2016	56.85	48.20
Second quarter ended September 30, 2016	60.71	46.58
First quarter ended June 30, 2016	66.18	51.30

The closing sale price of the Class A Shares on the NYSE on January 4, 2019, which was the last trading day before we announced the Merger, was $31.70 per Class A Share. On January 14, 2019, the last practicable trading day before the date of this information statement, the closing price of Class A Shares on the NYSE was $57.46 per Class A Share. You are encouraged to obtain current market prices for the Class A Shares.

THE COMPANIES

The Company

The Company is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. The Company’s offerings encompass strategic consulting, custom software development services, and digital solution engineering and enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Our managed delivery model is underpinned by a highly educated workforce, allowing the company to continuously innovate upwards on the technology stack to meet evolving digital challenges.  The Company operates across 42 cities in 21 countries, with its operating headquarters office in Zug, Switzerland.

The Company’s principal executive offices are located at Gubelstrasse 24, 6300 Zug, Switzerland.   Our registered office is located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Our telephone number is +41 417 262 060.  The Company’s website is www.luxoft.com.

Additional information concerning the Company is included in the Company’s reports filed or furnished under the Exchange Act that are incorporated by reference into this document. See “Where You Can Find More Information.”

Parent

Parent is the world’s leading independent, end-to-end IT services company. Parent leads digital transformations for clients by modernizing and integrating their mainstream IT, and by deploying digital solutions at scale to produce better business outcomes. Parent’s technology independence, global talent, and extensive partner network enable 6,000 private and public-sector clients in 70 countries to thrive on change. Parent is a recognized leader in corporate responsibility.

Parent’s principal executive offices are located at 1775 Tysons Boulevard, Tysons, Virginia and its telephone number is (703) 245-9675. Parent’s website is www.dxc.com.

Merger Sub

Merger Sub is a newly formed company incorporated under the laws of the British Virgin Islands that is a wholly-owned subsidiary of the Parent.

Merger Sub’s registered office is located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. Merger Sub does not maintain a website.

THE MERGER

The following is a description of the material aspects of the Merger, which may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Documents attached to this information statement as Annex A. We encourage you to read carefully this entire information statement, including the Merger Documents, for a more complete understanding of the Merger.

Background of the Merger

The Company has regularly evaluated different strategies for improving its competitive position and enhancing stockholder value. As a part of these evaluations, the Company has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, mergers, divestitures, joint ventures, collaborations and business combinations, such as a sale of the Company.

In early October 2017, Dmitry Loschinin, the Company’s Chief Executive Officer, was approached by a senior executive of a customer of the Company (“Party A”), indicating an interest in discussing a range of potential strategic collaboration opportunities including consideration of a full or partial acquisition of the Company, a joint venture or a strategic partnership.

In October and November 2017, the Company and Party A held additional discussions and shared preliminary information in connection with their evaluation of potential strategic collaboration opportunities, including a potential acquisition of the Company.

On December 1, 2017, Party A and the Company entered into a non-disclosure agreement in connection with a potential acquisition of the Company by Party A.

On December 5, 2017, the Company received notification of organizational changes at Party A that resulted in the promotion of the key project sponsor at Party A. This resulted in the postponement of planned meetings and the suspension of discussions with Party A regarding strategic collaboration opportunities, including a possible acquisition.

In May 2018, discussions resumed following outreach from Party A. Representatives of the Company, including Mr. Loschinin, met with representatives of Party A at the Company’s headquarters in Zug, Switzerland, and engaged in preliminary discussions regarding a potential strategic transaction involving the Company and Party A. Later in May 2018, following this meeting, Party A provided feedback that it would only be interested in a partial acquisition of the Company at this time.

In May 2018, the chief executive officer of a potential strategic acquirer (“Party B”) contacted Mr. Loschinin, with whom he had been acquainted for a number of years, to inquire about a possible acquisition of the Company by Party B. Mr. Loschinin and Party B’s representative engaged in preliminary discussions regarding a potential transaction based on publicly available information.

On July 23, 2018, the advisors of another potential strategic acquirer (“Party C”) contacted the Company regarding a potential acquisition of the Company. Initial attempts to arrange an in-person meeting among senior representatives of the Company and Party C were unsuccessful due to scheduling challenges and no discussions about a potential acquisition took place at this time.

On August 16, 2018, Mr. Loschinin and the CEO of Party B met in Zurich, Switzerland. At the meeting, the CEO of Party B reiterated Party B’s interest in pursuing a potential acquisition of the Company. Mr. Loschinin indicated that while the Company was not actively considering a sale, he expected that the board of directors of the Company would be open to further discussion on the topic in the event of a serious proposal.

In early September 2018, Mr. Loschinin was contacted by the CEO of a longstanding customer of the Company who was also a board member of DXC proposing to introduce the CFO of DXC, Paul Saleh, to Mr. Loschinin.

On September 6, 2018, following the above-referenced introduction, Mr. Loschinin and Mr. Saleh met in New York and held an initial discussion regarding their respective businesses and what strategic benefits might existing in combining their businesses.

On September 9, 2018, Mr. Loschinin contacted representatives of Credit Suisse to discuss the Company potentially engaging Credit Suisse as its financial advisor to assist the Company in its consideration of potential strategic alternatives including a sale of the Company. Mr. Loschinin reached out to Credit Suisse based on Credit Suisse’s qualifications, expertise and reputation in investment banking and mergers and acquisitions generally, and in the IT services industry specifically, as well as Credit Suisse’s prior involvement in key strategic developments in the Company including acting as a lead underwriter on its initial public offering and its resulting familiarity with the business of the Company. Following this outreach and following discussions with Mr. Anatoly Karachinskiy, the Chairman of the Board, the Company’s senior management team commenced working with Credit Suisse on a preliminary basis to evaluate potential strategic alternatives.

Between September 14, 2018 and September 18, 2018, representatives of the Company held further discussions with representatives of Party B during which the Company discussed the recent trading performance of the Company’s shares and shared certain publicly available information regarding the Company.

On September 18, 2018, the CEO of Party B called Mr. Loschinin to say that Party B remained interested in acquiring the Company. Mr. Loschinin indicated that such a transaction would need to occur at a significant premium to the Company’s then current trading price.

On October 5, 2018, Michael Friedland, the Chief Operating Officer of the Company, held an introductory call with the Head of Corporate Development of Party C, which had been at the request of Party C by its advisors. On that call, Party C informed the Company that it was not interested in pursuing an acquisition of the Company because the size of the acquisition would be too significant for Party C.

Between October 8, 2018 and October 12, 2018, Mr. Saleh, the Chief Financial Officer of DXC, called Mr. Loschinin and informed him that DXC was considering a potential acquisition of the Company, Mr. Saleh indicated that subject to diligence he expected there would be synergies and other strategic benefits in bringing the Company and DXC together and that, if the Company were interested, DXC’s management would be willing to seek authorization and present it to DXC’s board of directors to make a proposal. Mr. Loschinin indicated to Mr. Saleh that the Company would be open to considering a proposal from DXC to acquire the Company depending on the terms of such proposal.

On October 19, 2018, Party B submitted a non-binding proposal to acquire the Company at a price of $62.00 per share, consisting of 65% in cash and 35% in stock of Party B. The non-binding proposal was accompanied by a letter from a major banking institution acting as the financial advisor to Party B indicating that it was highly confident it could raise the required debt financing to fund the cash portion of the proposed consideration. The proposal remained subject to the completion of due diligence as well as the ability to secure adequate financing and included the expectation that the Company’s controlling shareholder would execute an irrevocable support agreement in connection with the proposed transaction.

On October 23, 2018, Party B provided the Company with a preliminary due diligence request list. In parallel with negotiating a non-disclosure agreement with Party B, the Company began to prepare materials for an electronic data room to address the due diligence materials requested.

On October 27, 2018, the Company entered into a non-disclosure agreement with DXC.

On October 30, 2018, management of the Company met with representatives of DXC and its advisors in London. Management of the Company delivered an overview presentation of the Company and its financial performance. During this meeting, the Company informed DXC that it was in discussions with at least one other potential bidder.

On October 31, 2018, Mr. Saleh called Mr. Loschinin and informed Mr. Loschinin that DXC continued to be interested in exploring a potential acquisition transaction.

On October 31, 2018, the Company also entered into a non-disclosure agreement with Party B. Subsequent to entering into non-disclosure agreements both DXC and Party B were granted access to an electronic data room prepared by the Company.

On November 8, 2018, management of the Company and its financial advisor met in London with management of Party B and its financial advisors. Management of the Company delivered an overview presentation of the Company and its financial performance to Party B. Representatives of Party B sought information and held discussions with management of the Company regarding potential synergies that could result from an acquisition of the Company.

On November 13, 2018, the Company received a preliminary non-binding indication of interest from DXC proposing an acquisition of the Company for cash at a per share amount between $55.00 and $60.00, representing a premium between 35% and 47%, respectively, to the Company’s closing share price of $40.78 as of November 12, 2018. The indication remained subject to completion of confirmatory due diligence and approval by DXC’s Board of Directors and included the expectation that the Company’s controlling shareholder would enter into a support agreement.

On November 14, 2018, the CEO of Party B emailed Mr. Loschinin reiterating Party B’s strong interest in pursuing an acquisition transaction following the meeting that had occurred in London on November 8, 2018. Representatives of Party B provided further due diligence requests to the Company.

On November 14, 2018, the Board met for a regular board meeting in London. Members of the Company’s senior management and representatives of Credit Suisse and White & Case, the Company’s outside counsel, also attended portions of the meeting during which a potential sale of the Company was discussed. During the meeting, Mr. Loschinin informed the Board regarding discussions with the senior management of DXC and Party B, as well as contacts and discussions with other potential acquirers. At the meeting, representatives of Credit Suisse discussed with the Board certain preliminary financial information regarding the Company and preliminary financial aspects of the indication of interest received from Party B on October 19, 2018 and DXC on November 13, 2018. The directors then discussed and considered, together with its financial advisor, a process for soliciting indications of interest in a purchase of the Company. During this discussion, representatives of Credit Suisse provided the board of directors an overview of ten potential counterparties that might be contacted to gauge their respective interest in acquiring the Company. Representatives of Credit Suisse noted that such parties were identified based on various criteria, including the applicable party’s ability to fund the requisite purchase price, industry knowledge and experience, competition issues, ability to analyze an acquisition of the Company independently and expeditiously, and reputational, behavioral and other considerations. Also at this meeting, representatives of White & Case (after consultation with Conyers Dill & Pearman, BVI counsel to the Company) provided an overview to the board of directors of its fiduciary duties in the context of a potential sale transaction, and reiterated the importance of the involvement and oversight of the board of directors.

Following further discussion, the consensus of the board of directors was that the Company’s senior management should work with its financial advisor to contact certain identified potential acquirers with whom the Company had not previously engaged in discussions regarding strategic alternatives and that would be most likely to consummate a transaction at a value level similar to the preliminary proposals already received in order to gauge their respective interests in acquiring the Company. In reaching its decision as to the scope of outreach and the identity of the parties to be contacted, the Board considered among other factors, concerns with maintaining confidentiality because of the risk that a leak would have negative consequences on its workforce and its competitive market position, the indicative valuations already provided by Party B and DXC and its perception as to the number of potential acquirers who could reasonably be expected to match or exceed such values, and its perception of the potential interest of those potential acquirers and their ability to consummate an acquisition of the Company. In addition, it was the consensus of the board of directors that the Company’s senior management should continue working with its financial advisor to see whether the indications of interest received from DXC and Party B would lead to more definitive proposals for the board to consider.

On November 15, 2018, the Company issued results for its second quarter ended September 30, 2018. The Company’s share price closed at $33.30, down from a closing price of $38.75 the previous day.

On November 16, 2018, DXC informed the Company that it had appointed Guggenheim Partners and BofA Merrill Lynch as its financial advisors. Between November 16 and November 19, 2018, DXC provided due diligence requests to the Company.

On November 19, 2018, as directed by the board of directors, Credit Suisse reached out to Party D and Party E, both potential strategic acquirers of the Company. Party D promptly indicated that it was not interested in pursuing an acquisition of the Company.

On November 19, 2018, Party E confirmed that it would be interested in meeting to further discuss a possible transaction.

On November 26, 2018, Mr. Loschinin met with Mike Lawrie, the Chairman, President and Chief Executive Officer of DXC, and Mr. Saleh to discuss the Company and the strategic rationale of a possible transaction.

On November 27, 2018, Party A informed the Company that it would only be interested in an acquisition that did not include the Company’s financial services line of business, which accounts for a majority of the Company’s revenues. In addition, Party A informed the Company that, due to changes in its senior leadership, additional time would be required to pursue any transaction. Given these factors, the Company’s representatives discontinued discussions with Party A at that time.

Between November 20 and November 30, 2018, Mr. Loschinin and Credit Suisse held various calls with Party B’s chief executive officer and financial advisor. Party B indicated it would present a proposal for a potential acquisition of the Company for discussion by its Board of Directors on December 11, 2018. Party B also indicated that it was concerned about current worsening equity market conditions and the Company’s share price volatility and was monitoring the same.

On December 3, 2018, the Company provided Party B with additional financial information to enable Party B to refine and finalize its non-binding proposal.

On December 6, 2018, Mr. Loschinin met with the chief development officer of Party E at the Company’s headquarters in Switzerland. At that meeting, the chief development officer of Party E conveyed to Mr. Loschinin that Party E may consider acquiring the Company but indicated a potential premium of 30% to 40% over the then share price, which was significantly below the indications of interest received from DXC and Party B.

Between December 7 and 9, 2018, there were a series of conversations between Mr. Loschinin and Mr. Saleh discussing potential pricing for the transaction. Mr. Saleh put forward that DXC may be willing to acquire the Company for $55.00 per share in cash. Mr. Loschinin argued for a higher price. Ultimately, Mr. Saleh insisted that DXC’s maximum price was $59.00 per share in cash. Mr. Loschinin informed the Chairman of the Board of the negotiations. Following this discussion Mr. Loschinin reached out to Mr. Saleh to push once again for a higher price. Mr. Saleh, however, reinforced that DXC would not consider going beyond $59.00 per share. Following a further update with the Chairman of the Board, Mr. Loschinin informed Mr. Saleh that if DXC were to provide a proposal at $59.00 per share in cash, Mr. Loschinin would bring it to the Board for consideration. Mr. Saleh stated that he intended to discuss the proposed acquisition price with DXC’s board of directors on December 12, 2018 prior to presenting a formal non-binding proposal. Mr. Saleh also informed Mr. Loschinin that, after submitting a final non-binding proposal in the coming days, DXC would expect the Company to agree to negotiate exclusively with DXC as a condition to moving forward with DXC’s proposal and would require that IBS Group and its affiliates support the proposal and agree to provide their consent to the proposed transaction promptly upon the signing of any merger agreement.

On December 10, 2018, representatives of White & Case spoke with representatives of Latham & Watkins, counsel to DXC, to discuss possible transaction structures and the likely terms of any non-binding acquisition proposal from DXC. During the course of that discussion, Latham & Watkins reiterated to White & Case that, assuming the Board wished to pursue the proposal that DXC may make after its December 12, 2018 board meeting, DXC would only proceed if it were granted a period of exclusivity through mid-January 2019 to conclude its due diligence and negotiate a merger agreement. Furthermore, Latham & Watkins confirmed to White & Case that DXC required that IBS Group and its affiliates sign a voting agreement committing irrevocably to support the transaction and to provide written consent to the transaction concurrently with signing the merger agreement. White & Case noted that the effect of this structure would be to eliminate the ability of the Board to consider other offers after delivery of the written consent. The Latham & Watkins representative confirmed to White & Case that this would be a condition to DXC’s offer that was not negotiable.

On December 11, 2018, Mr. Saleh sent Mr. Loschinin a draft final non-binding proposal that he hoped to provide formally to the Company following a meeting of DXC’s board of directors on December 12, 2018. The draft proposal contained three key deal points: First, DXC’s willingness to sign a merger agreement would be conditioned on the voting agreement and written consent described above. Second, DXC would be permitted to terminate the merger agreement if more than a “de minimis” number of shareholders exercised appraisal rights under BVI law. Third, DXC would require an exclusive period of negotiation with DXC through January 17, 2018.

Later that day, Mr. Loschinin spoke with Mr. Saleh and indicated that the Company would find it difficult to grant exclusivity given that DXC was still engaged in due diligence and the parties still had to negotiate a merger agreement. Mr. Saleh responded that DXC would not move forward without the grant of exclusivity.

On December 11, 2018, Mr. Loschinin also spoke with the CEO of Party B regarding the outcome of Party B’s recent board meeting and the possibility of moving forward with a transaction. The CEO of Party B informed Mr. Loschinin that Party B was unable to reconfirm its previous proposal and would need to wait several months to assess market conditions and the Company’s share price volatility.

On December 12, 2018, following a meeting of the board of directors of DXC, Mr. Saleh sent a final non-binding letter of intent to Mr. Loschinin to acquire the Company for a price of $59.00 per share in cash. The proposal was substantially identical to the draft provided the previous day reflecting the three points identified above, including the requirement of an exclusive period of negotiation with DXC through January 17, 2018.

On December 13, 2018, a special meeting of the Board was convened by telephone to discuss DXC’s proposal. Members of the Company’s senior management and representatives of the Company’s financial and legal advisors also attended this meeting. At this meeting, Mr. Loschinin updated the Board regarding the discussions with various potential buyers since the last meeting of the Board. In particular, he noted that the Company had continued to try to engage with Party B and had reached out to Parties C, D and E in order to gauge their interest in a potential acquisition transaction involving the Company and had not received any acquisition proposals from any other parties. At the time of the Board meeting, the DXC proposal was the only proposal that had been received by the Company that had not been withdrawn. Mr. Loschinin then informed the Board of his discussions with senior management of DXC noting, in particular, that DXC’s willingness to proceed was firmly conditioned on receipt of the voting agreement and signed consent from IBS Group and its affiliates and on an exclusive negotiation period through January 17, 2019 to complete due diligence and negotiation of the merger agreement. Representatives of the Company’s financial advisor then discussed with the Board updated preliminary financial aspects of the revised indication of interest received from DXC on December 12, 2018.

The Company’s legal advisors, White & Case and Conyers Dill & Pearman, then reviewed with the Board the three key aspects of the requests made by DXC with respect to its proposal. In particular, the legal advisors explained that, by requiring the written consent effective on the date of signing, DXC would effectively eliminate the ability of the board of directors to change its recommendation for the transaction and/or terminate the merger agreement to accept a superior proposal. They also highlighted that DXC was not similarly locked up, because the dissenter’s rights condition that DXC insisted on effectively would allow DXC to terminate the transaction if only a very small number of shareholders exercised dissenter’s rights. There was discussion among the Board, the management team and its advisors regarding the key elements of the DXC proposal and the benefits and risks entailed with accepting those terms. In particular, the board of directors discussed the Company’s recent and projected operating performance and its share price performance and stock market volatility. The board of directors concluded that it was uncomfortable agreeing to all the terms required by DXC without further negotiation. In particular, there was a consensus among the board of directors that, although the Company could agree to a period of exclusive negotiations before signing a definitive transaction agreement (but for a shorter term), the Company should not agree to the locked up nature of the proposal if DXC would be able to terminate the transaction if a de minimis number of shareholders exercise dissenters rights. Mr. Karachinskiy confirmed to the board of directors that IBS Group would be willing to agree, and cause its affiliates to agree, to the voting agreement and consent requirement subject to review and negotiation with its advisers.

On December 13 and 14, 2018, Mr. Loschinin and Mr. Saleh held further discussions regarding the terms of DXC’s offer. Mr. Loschinin conveyed the Board’s discomfort with the length of the exclusivity period, the inability to consider a superior proposal arising after the signing of the merger agreement and the termination right for the exercise of appraisal rights. Mr. Saleh indicated that receipt of the signed, effective consent upon the execution of the merger agreement was critical to DXC and an absolute condition to their willingness to proceed. Based on further discussions, and acting within the authorization of the Board, Mr. Loschinin ultimately agreed to this request, and Mr. Saleh agreed that the exclusivity period would be reduced to January 11, 2018 and that DXC would agree to eliminate any condition or termination right relating to the exercise of appraisal rights by shareholders of the Company.

Between December 15 and 18, 2018, White & Case, Latham & Watkins and counsel to IBS reviewed and finalized the terms of a non-binding letter of intent containing an acquisition price of $59.00 per share, certain other terms with respect to an acquisition of the Company and a binding exclusivity provision and attaching the voting agreement proposed to be signed by IBS Group and its affiliates. On December 18, 2018, the Company and DXC signed the non-binding letter of intent, including the binding exclusivity provisions, which attached the form of voting agreement proposed to be signed by IBS Group and its affiliates concurrently with the execution of the merger agreement.

On December 17, 2018, Latham & Watkins sent White & Case a draft of a merger agreement.

On December 19, 2018, representatives of White & Case and the Company, on the one hand, and Latham & Watkins, on the other hand, met to discuss key issues under the draft merger agreement.

On December 20, 2018, White & Case sent Latham & Watkins a revised draft merger agreement.

On December 22, 2018, representatives of Latham & Watkins distributed a revised draft of the merger agreement. Representatives of White & Case and Latham & Watkins held discussions regarding the open points in the merger agreement. The negotiations on the merger agreement at this time related primarily to the scope of the representations and warranties and DXC’s indemnification obligations of directors and officers of the Company following the closing of the merger.

On December 27, 2018, DXC sent Mr. Loschinin a term sheet setting out proposed terms for his employment by the Company following completion of the merger. On December 31, 2018, Mr. Loschinin engaged separate counsel to assist him in reviewing and negotiating those terms.

Between December 28, 2018 and January 4, 2019, representatives of White & Case and Latham & Watkins as well as Mr. Loschinin and Mr. Saleh continued discussions regarding the open points in the merger agreement and narrowed the points that remained unresolved.

On January 5, 2019, the Board convened a special meeting via teleconference to further evaluate a potential sale to DXC. Members of the Company’s senior management and representatives of the Company’s financial and legal advisors also attended this meeting. Representatives of the Company’s financial advisor reviewed and discussed its financial analyses with respect to the Company and the proposed merger. Thereafter, at the request of the Board, the Company’s financial advisor rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) as to, as of January 5, 2019, the fairness, from a financial point of view, to the holders of the Class A ordinary shares, other than holders thereof executing written consents authorizing and approving the merger in their capacities as shareholders of the Company, of the $59.00 in cash per share consideration to be received by such holders in the merger pursuant to the merger agreement. The Board also considered the conflicts disclosure provided by the Company’s financial advisor. During this meeting, representatives of White & Case and Conyers Dill & Pearman again provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction and described the proposed terms and conditions of the merger agreement. White & Case also described the interests of directors and officers in the merger.

After further discussions with its financial and legal advisors and with members of the Company’s senior management, including careful consideration of the proposed merger consideration, any risks related to the terms and conditions of the merger agreement, the prospects of continuing to operate the Company as a stand-alone publicly-held entity, and the views expressed by members of the Board during the meeting, in addition to the other reasons to approve the merger agreement and countervailing factors described in the section entitled “— Reasons for Approval of the Merger” beginning on page 20 of this information statement, the Board unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, the Company and its shareholders, (b) approved the merger agreement and the transactions contemplated thereby, including the merger and (c) determined to recommend that the shareholders of the Company approve the merger agreement and the transactions contemplated thereby, including the merger.

On January 6, 2019, the Company, DXC and Merger Sub executed and delivered the merger agreement, effective as of that date.

On January 7, 2019, the Company and DXC issued a joint press release announcing the execution of the merger agreement.

Reasons for Approval of the Merger

The Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, the Company and its shareholders. In evaluating, and recommending that the Company’s shareholders approve, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with members of the Company’s senior management team and representatives of the Company’s outside legal counsel and financial advisor and assessed a variety of factors, including those described below, which are not intended to be exhaustive and are not presented in any relative order of importance.

Premium to Market Price. The Board considered the significant premia represented by the Merger Consideration to the current and historical trading prices of the Ordinary Shares, including the fact that the Merger Consideration represented a premium of approximately:

●	86.1% over the closing price per Ordinary Share traded on the NYSE on January 4, 2019, the last trading day immediately preceding the announcement of the Merger;

●	84.4% over the volume weighted average closing price per Company Ordinary Share traded on the NYSE (the “VWAP”) during the 30-consecutive trading day period ended January 4, 2019; and

●	64.6% over the VWAP during the 60-consecutive trading day period ended January 4, 2019.

The Board also considered the recent volatility of equity markets generally and the uncertainty about whether the trading price of the Ordinary Shares could reach and sustain a price at least equal to the Merger Consideration in the near-term, particularly in light of the recent downward trajectory in the trading prices for the Ordinary Shares and the scale, available capital and other factors that would be required in order to attain such trading price level.

Negotiations with Parent. After discussions with members of its senior management team and the Company’s financial advisor and after extensive discussions with Parent, the Board determined that the Merger Consideration likely was the highest price per Ordinary Share that Parent was willing to pay.

Value. The Board believed that the Merger Consideration of $59.00 per Ordinary Share represents full and fair value for the Ordinary Shares, taking into account the Board’s familiarity with the Company’s business strategy, assets and prospects, and the relative certainty of the cash Merger Consideration as compared to attaining, include the scale, available capital and other factors that would be required in order to attain, the projected financial results discussed with the Board by members of the Company’s senior management team, and the fact that the Company’s actual financial results in future periods could differ materially and adversely from the projected results.

Cash Merger Consideration; Certainty of Value. The Board considered that the Merger Consideration to be received by the Company’s shareholders will consist entirely of cash, which provides immediate liquidity and certainty of value to shareholders, and believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining an independent public company and pursuing the Company’s current business and financial plans. The Board, with the assistance of the Company’s financial advisor, also considered the financial strength of Parent and its available credit lines and cash resources and determined that, together with the absence of a financing condition, Parent would be able to complete the Merger.

Consideration of Strategic Alternatives. The Board considered the interest of other potential counterparties to an acquisition of the Company. The Company had received unsolicited approaches from four parties. Additionally, the Board authorized management and the Company’s financial advisor to solicit indications of interest from two additional parties that the Board determined, after consultation with management and the Company’s financial advisor, were the potential counterparties most likely to both be interested in acquiring the Company at a value level similar to the preliminary proposals the Company had received and having the financial ability to complete a transaction. The Board considered that, following discussions with these parties, only two of them made proposals for the acquisition of the entire Company at an identified price or within an identified range of prices and only one party, Parent, ultimately made a firm proposal to acquire the Company. For more information, see “—Background of the Merger.”

In addition, the Board believed that, at this time, the Merger Consideration is more favorable to the Company’s shareholders than the potential value that might result from the other strategic alternatives reasonably available to the Company (including remaining a standalone publicly-held entity and seeking opportunities to diversify its businesses).

Nature of Shareholder Base. The Board considered the fact that, if not for the Merger, Mr. Loschinin and the IBS Group (together, the “Significant Shareholders”) could eventually decide to divest their holdings in the Company, and the possibility that any such sale could relate only to the Ordinary Shares held by such Significant Shareholders. In such a circumstance, all the shareholders of the Company would not be entitled to participate in such transaction. Although the Significant Shareholders has not indicated to the Company that they have any current plans to divest their position, the Board also considered that any such sale conducted by the Significant Shareholders could potentially impact the economic interests of the other shareholders and may be detrimental to such shareholders when compared to the Merger Consideration available to them in the Merger. The Board also considered that all shareholders benefit pro rata in the control premium to be paid to shareholders in the Merger.

Competitive Position; the Company’s Challenges. The Board considered the potential benefits to the Company’s shareholders of continuing to operate the Company as an independent entity, and determined that operating independently was not reasonably likely to create value greater than the Merger Consideration for the Company’s shareholders, taking into account business, competitive, industry and market risks, including, without limitation:

●	the risks and uncertainties for companies operating in the IT services market, including the potential need for greater scale to be able to compete effectively in this market or markets in which the Company may operate in the future;

●	the risks and uncertainties relating to the revenue concentration around its historically largest accounts and the challenge of replacing such accounts with similar high margin customers;

●	the risks associated with anticipated industry consolidation around a core group of digital engineering service providers with global scale and platform and the challenges the Company would face competing with such providers; and

●	other relevant matters described in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2018, filed with the SEC on July 23, 2018.

Shareholder Written Consent. The Board considered the support of the Significant Shareholders collectively owning approximately 83% of the aggregate voting power of, and approximately 33% of the economic rights in, the Company. Those shareholders delivered the Shareholder Written Consent authorizing and approving the Merger Documents and the transactions contemplated thereby, including the Merger. The delivery of the Shareholder Written Consent improved significantly the likelihood that the Merger will be consummated and the Merger Consideration will be delivered to shareholders. The Board also considered that such Significant Shareholders will be receiving the same form and amount of per share Merger Consideration as all other shareholders.

Opinion of Credit Suisse. The Board considered Credit Suisse’s financial analyses presented to the Board and the oral opinion of Credit Suisse rendered to the Board on January 5, 2019 (subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of January 5, 2019 and based upon and subject to various factors, assumptions, qualifications and limitations considered by Credit Suisse in connection with the preparation of its opinion, the Merger Consideration to be received by the holders of the Class A Shares (other than holders thereof executing a written consent authorizing and approving the Merger in their capacities as shareholders of the Company) in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of the Company’s Financial Advisor.”

Merger Agreement Terms; Likelihood of Consummation. The Board considered the terms of the Merger Agreement, which were the product of arm’s-length negotiations conducted at the direction of the Board, with the assistance of experienced legal counsel and financial advisors, including the specific terms described below. The Board also considered the relatively high likelihood that the Merger will be consummated, given, among other things, the factors described below.

●	Conditions to Consummation of the Merger. The Board considered that the Merger would likely be consummated as a result of (a) the Merger not being subject to any financing condition, (b) the assessment that the regulatory conditions to the consummation of the Merger have a reasonable likelihood of being fulfilled, (c) the reasonable and customary nature of the other conditions to consummation of the Merger and (d) the Merger not being conditioned on any member of the Company’s management team entering into any employment agreement, equity contribution agreement or other agreement with Parent.

●	Satisfaction of Closing Conditions. The Board considered the fact that the conditions to the consummation of the Merger are not generally within the sole control or discretion of Parent or Merger Sub.

●	Absence of Required Third Party Consents. The Board considered the fact that the receipt of third party consents (other than regulatory approvals) is not a condition to the consummation of the Merger.

●	Appraisal Rights. The Board considered the availability of appraisal rights to the shareholders of the Company who comply with all of the required procedures under the British Virgin Islands Companies Law for exercising such rights, which allow such holders to seek appraisal of the “fair value” of their Ordinary Shares in lieu of receiving the Merger Consideration. In addition, the Board considered that the exercise of appraisal rights would not preclude consummation of the Merger.

●	Termination Date. The Board considered the fact that the termination date of October 7, 2019 under the Merger Agreement, after which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the Merger.

●	Specific Performance. The Board considered the fact that the Company has the ability to seek specific performance of Parent’s obligations under the Merger Agreement.

●	Willful and Material Breach. The Board considered the fact that the Company as the ability under certain circumstances pursuant to the Merger Agreement to seek damages in the event of a willful and material breach by Parent of its obligations under the Merger Agreement.

●	Financial Ability of Parent. The Board considered the ability and willingness of Parent to consummate the Merger from its cash on hand.

Management Recommendation. In approving the Merger and Merger Agreement, the Board took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Merger and the transactions contemplated by the Merger Agreement, including those described below.

●	No Shareholder Participation in Future Growth or Earnings. The nature of the Merger as a cash transaction means that the Company’s shareholders will not participate in the future earnings or growth of the Company and will not benefit from any appreciation in value of the Company, its business or its products following the Merger. There is a possibility that, without the Merger, the price of the Ordinary Shares might increase in the future to a price in excess of the Merger Consideration of $59.00 per Ordinary Share.

●	Risk Associated with Failure to Complete the Merger. The Board considered the possibility that the Merger might not be consummated, and the fact that if the Merger is not consummated, (a) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (b) the Company will have incurred significant transaction costs, (c) the Company’s continuing business relationships with business partners and employees may be adversely affected, (d) the trading price of the Ordinary Shares could be adversely affected and (e) the market’s perception of the Company’s prospects could be adversely affected.

●	Shareholder Written Consent. The Board considered that, as a condition to paying $59.00 per Ordinary Share of the Company, Parent insisted that: (a) the Significant Shareholders deliver a written consent concurrently with the execution of the Merger Agreement that constitutes the shareholder approval necessary to consummate the Merger; and (b) the Merger Agreement prohibits the Company and its representatives from engaging in discussions regarding unsolicited proposals and terminating the Merger Agreement in favor of a superior proposal.

●	Interim Restrictions on Business Pending the Completion of the Merger. The Board considered the restrictions on the conduct of the Company’s business pursuant to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the usual and ordinary course of business consistent with past practice and will not take a number of actions related to the conduct of its business without the prior written consent of Parent (in each case subject to specified exceptions), which may have an adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

●	Potential Differing Interests. The Board recognized that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other shareholders. See “— Interests of the Company’s Directors and Executive Officers in the Merger.”

●	Regulatory Approvals. The regulatory approval required to complete the Merger and the risk that the applicable governmental authorities may seek to impose unfavorable terms or conditions on the required approval or may challenge or decide not to approve the Merger. The Board also considered the potential length of the regulatory approval process. See “— Regulatory Matters.” The Board noted the views of members of the Company’s management team and of the Company’s outside legal advisors as to the timing of, and the process and factors involved, in seeking such approval.

●	Pendency of Merger. The possible effects of the pendency or consummation of the transactions contemplated by the Merger Agreement, including the potential for suits, actions or proceedings in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement, the risk of any loss or change in the relationship of the Company and its subsidiaries with their respective employees, agents, and customers and other business relationships, and any possible effect on the Company’s ability to attract and retain key employees, including that certain key members of senior management might choose not to remain employed with the Company prior to the consummation of the Merger.

●	Taxable Nature of Transaction. The Board considered the fact that the Merger Consideration would generally be taxable to the Company’s shareholders for U.S. federal income tax purposes.

The Board believed that, overall, the potential benefits of the Merger to the Company’s shareholders outweighed the risks and uncertainties of the Merger.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the transactions proposed thereby, including the Merger. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors (including risks) and reasons described above and unanimously determined in its business judgment that, in the aggregate, the Merger is in the best interest of the Company and the shareholders of the Company.

The foregoing discussion of the information and factors considered by the Board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

Opinion of the Company’s Financial Advisor

On January 5, 2019, Credit Suisse rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of January 5, 2019, the fairness, from a financial point of view, to the holders of the Class A Shares, other than holders thereof executing a written consent authorizing and approving the Merger in their capacities as shareholders of the Company, of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement.

Credit Suisse’s opinion was directed to the Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of the Class A Shares, other than holders thereof executing a written consent authorizing and approving the Merger in their capacities as shareholders of the Company, of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger. The summary of Credit Suisse’s opinion in this information statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this information statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this information statement are intended to be, and they do not constitute, advice or a recommendation to any shareholder as to how such holder should vote or act on any matter relating to the Merger.

In arriving at its opinion, Credit Suisse:

●	reviewed a draft, dated January 4, 2019 of the Merger Agreement;

●	reviewed certain publicly available business and financial information relating to the Company;

●	reviewed certain other information relating to the Company, including financial forecasts relating to the Company for the fiscal years ending March 31, 2019 through March 31, 2024, referred to in this section as the “Company Projections,” prepared and provided to us by the management of the Company;

●	spoke with the management of the Company and certain other representatives of the Company regarding the business and prospects of the Company;

●	considered certain financial and stock market data of the Company and compared that data with similar data for other companies with publicly-traded equity securities in businesses Credit Suisse deemed similar to those of the Company;

●	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced; and

●	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and, with the Company’s consent, Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Company Projections, management of the Company advised Credit Suisse, and Credit Suisse assumed, with the Company’s consent, that the Company Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. At the Company’s direction, Credit Suisse assumed that the Company Projections were a reasonable basis to evaluate the Company and the Merger and, at the Company’s direction, Credit Suisse relied upon the Company Projections for purposes of its analyses and opinion. Credit Suisse expressed no view or opinion with respect to the Company Projections or the assumptions and methodologies upon which they were based.

Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on the contemplated benefits of the Merger and that the Merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof that was material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Credit Suisse furnished with any such evaluations or appraisals. With the Company’s consent, Credit Suisse further assumed that the final form of the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses and opinion.

Credit Suisse’s opinion only addressed the fairness, from a financial point of view, to the holders of Class A ordinary shares (other than holders thereof executing a written consent authorizing and approving the Merger in their capacities as shareholders of the Company), of the Merger Consideration to be received by such shareholders in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Merger, and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, shareholders or affiliates of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. Credit Suisse had been advised that the Company’s amended and restated memorandum of association and articles of association generally provide that each Class B Share is convertible into one Class A Share and that the Class A Shares and the Class B Shares have equivalent rights, except that the Class B Shares have greater voting power than the Class A Shares. Consequently and with the Company’s approval, Credit Suisse treated the Class A Shares and the Class B Shares as identical for purposes of its analyses and opinion. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that the Company had obtained or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. As the Board was aware, the credit, financial and stock markets had been experiencing unusual volatility and Credit Suisse expressed no opinion or view as to any potential effects of such volatility on the Company or the Merger. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Credit Suisse’s attention after the date of its opinion. Credit Suisse’s opinion did not address the relative merits of the Merger as compared to alternative transactions or strategies that might have been available to the Company, nor did it address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

Credit Suisse’s opinion and analyses were provided to the Board (in its capacity as such) in connection with its consideration of the Merger and were among many factors considered by the Board in evaluating the Merger. Credit Suisse’s opinion did not constitute a recommendation to the Board with respect to the Merger or advice or a recommendation to any shareholder as to how such holder should act or vote on any matter relating to the proposed Merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the Merger consideration or of the views of the Board with respect to the proposed Merger.

In preparing its opinion to the Board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the proposed Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of actual future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Financial Analyses

The following is a summary of the material financial analyses performed in connection with Credit Suisse’s opinion rendered to the Board on January 5, 2019. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. The summary does not contain all of the financial data shareholders of the Company may want or need for purposes of making an independent determination of fair value. Shareholders of the Company are encouraged to consult their own financial and other advisors before making any investment decision in connection with the Merger. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

●	Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash, cash equivalents and equity investments (as applicable) on its balance sheet) and minority interests (as applicable).

●	Adjusted EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, excluding, as applicable, non-recurring items and, except as otherwise noted below and, to the extent such information was available to Credit Suisse, before deducting stock-based compensation expense.

●	Adjusted EPS—generally the amount of the relevant company’s earnings for a specified time period per share outstanding (using the treasury stock method), excluding, as applicable, non-recurring items and, except as otherwise noted below and, to the extent such information was available to Credit Suisse, before deducting stock-based compensation expense.

Selected Companies Analyses

Credit Suisse reviewed certain publicly available financial and stock market information relating to the Company and the selected companies listed below that Credit Suisse considered generally relevant as publicly-traded companies with operations in the technology services industry, referred to collectively as the “selected companies.” Credit Suisse identified each of the selected companies as either a “Primary Selected Company” or an “Other Selected Company”, based on Credit Suisse’s judgment and experience and taking into account the selected company’s financial profile and business characteristics. Stock prices for the selected companies used in the selected companies analysis described below were as of January 4, 2019. Credit Suisse reviewed, among other information, Enterprise Values as a multiple of calendar year 2019 estimated Adjusted EBITDA. Credit Suisse also reviewed per share stock prices as a multiple of calendar year 2019 estimated Adjusted EPS. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Financial data of the Company were based on the Company Projections and public filings.

The selected companies and the multiples considered by Credit Suisse in its analysis were:

	Enterprise Value /		Stock Price /
	CY 2019E Adj. EBITDA		CY 2019E Adj. EPS
Primary Selected Companies
Accenture plc	10.4	x	16.5	x
Cognizant Technology Solutions Corporation	8.1	x	12.5	x
Infosys Limited	11.7	x	17.2	x
Capgemini SE	7.7	x	11.8	x
Wipro Limited	11.4	x	17.0	x
CGI Group Inc.	10.6	x	16.6	x
Genpact Limited	11.1	x	13.8	x
Virtusa Corporation	8.0	x	15.9	x
Perficient, Inc.	9.8	x	14.0	x

Other Selected Companies
Epam Systems, Inc.	14.4	x	22.6	x
Globant S.A.	16.8	x	26.1	x
Endava plc	17.5	x	26.0	x

Taking into account the results of the selected companies analysis, Credit Suisse applied a selected range of Adjusted EBITDA multiples of 7.5x to 9.5x and Adjusted EPS multiples of 12.0x to 15.0x to the Company’s estimates of its calendar year 2019 Adjusted EBITDA and calendar year 2019 Adjusted EPS, respectively, based on the Company Projections. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
$36.53 – $47.12	$59.00

Selected Transactions Analysis

Credit Suisse reviewed publicly available financial information relating to the selected transactions listed below that Credit Suisse considered generally relevant as transactions involving target companies or businesses with operations in the technology services industry, referred to collectively as the “selected transactions.” Credit Suisse reviewed, among other information, Enterprise Values implied by the consideration paid in the selected transactions, as a multiple of the target companies’ or business’ latest 12 months Adjusted EBITDA as of the date of announcement of the transaction. Financial data relating to the selected transactions were based on public filings. Financial data of the Company was based on information provided by the management of the Company and public filings.

The selected companies and the multiples considered by Credit Suisse in its analysis were:

Date Announced	Acquiror	Target	Enterprise Value / LTM Adj. EBITDA
07/2018	Atos S.E.	Syntel, Inc.	13.1x
11/2017	Altran Technologies SA	Aricent Inc.	10.6x
04/2015	Cap Gemini S.A. (n/k/a Capgemini SE)	IGATE Corporation	16.7x
11/2014	Publicis Groupe S.A.	Sapient Corporation	15.3x
10/2013	Blackstone Group-led Consortium	Pactera Technology International Ltd.	9.1x
05/2013	Accenture plc	Acquity Group Ltd.	12.4x
08/2012	HiSoft Technology International Limited (n/k/a Pactera Technology International Ltd.)	VanceInfo Technologies Inc.	6.8x
05/2012	CGI Group Inc.	Logica plc	6.4x
01/2011	iGATE Corporation	Patni Computer Systems Limited	6.7x

Taking into account the results of the selected transactions analysis, Credit Suisse applied a selected range of latest 12 months Adjusted EBITDA multiples of 11.0x to 13.0x to the latest 12 months Adjusted EBITDA, as of September 30, 2018, of the Company based on information provided by the management of the Company and public filings. This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
$44.41 – $51.87	$59.00

Discounted Cash Flow Analysis

Credit Suisse also performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected after-tax, unlevered free cash flow of the Company, treating stock-based compensation as a cash expense, based on the Company Projections. Credit Suisse applied a range of terminal value multiples of 7.5x to 9.5x to the Company’s estimated FY 2024E Adjusted EBITDA (without deduction of stock-based compensation) and discount rates ranging from 8.5% to 10.5%. This discounted cash flow analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
$55.25 – $70.90	$59.00

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Credit Suisse undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Credit Suisse did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Historical Stock Trading Analysis

Credit Suisse reviewed the historical trading prices for the Class A Shares as of and prior to January 4, 2019. Credit Suisse considered the Merger Consideration to be received by holders of the Class A Shares in the Merger pursuant to the Merger agreement in relation to the market prices of the Class A Shares as of January 4, 2019, the volume weighted average market prices for the ten consecutive trading days prior to January 4, 2019, the volume weighted average market prices for the 30 consecutive trading days prior to January 4, 2019, the volume weighted average market prices for the 60 consecutive trading days prior to January 4, 2019, the 52-week high intra-day market price as of January 4, 2019, which occurred on January 8, 2018, and the 52-week low intra-day market price as of January 4, 2019, which occurred on January 3, 2019. This analysis indicated that the Merger Consideration represented:

Premium / (Discount) To
Market price as of January 4, 2019	86.1%
10-day volume weighted average share price	91.3%
30-day volume weighted average share price	84.4%
60-day volume weighted average share price	64.6%
52-week intra-day high (January 8, 2018)	(0.1)%
52-week intra-day low (January 3, 2019)	98.5%

Premia Paid Analysis

Credit Suisse also reviewed premia to last closing stock prices on the trading day prior to announcement that were implied by the consideration paid in 146 all cash acquisitions of public companies announced since January 1, 2013 and involved target companies with an enterprise value implied by the purchase price paid in such acquisitions between $1 billion and $3 billion. The mean and median premia were:

Premium to Price 1-Day Prior to Announcement
Mean	35.4%
Median	29.7%

While no company or transaction considered is identical to the parties involved in the Merger or the Merger, Credit Suisse noted that the Merger Consideration reflected a premium to the closing share price of the Class A Shares on the last trading day prior to announcement of 86.1%.

Equity Research Analyst Price Targets

Credit Suisse reviewed the price targets for the Class A Shares prepared and published by certain equity research analysts during the period from November 15, 2018 through January 4, 2019. These undiscounted target share prices reflect each analyst’s estimate of the future public market trading price of the Class A Shares. Credit Suisse noted that the range of equity analyst price targets reviewed by Credit Suisse for the Class A Shares was between $35.00 and $55.00 per share. Credit Suisse noted that the Merger Consideration was $59.00 per share in cash.

Other Matters

The Company retained Credit Suisse as its financial advisor in connection with the proposed Merger based on Credit Suisse’s qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm. Credit Suisse will receive a transaction fee currently estimated to be up to $14 million, of which up to $13 million is contingent upon the consummation of the Merger and a portion was payable upon the rendering of its opinion. In addition, the Company has agreed to reimburse certain of Credit Suisse’s expenses and indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates may in the future provide investment banking and other financial advice and services to the Company, Parent and their respective affiliates for which advice and services Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

Effects of the Merger on Ordinary Shares

Under the Merger Agreement, at the Effective Time of the Merger, each outstanding Ordinary Share (other than (i) Ordinary Shares held directly or indirectly by Parent, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and Ordinary Shares held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Ordinary Shares held on behalf of third parties), and (ii) Ordinary Shares with respect to which holders thereof have duly and validly exercised (and not withdrawn or lost) their right of dissent in relation to the Merger under the laws of the British Virgin Islands) will be automatically cancelled in exchange for the right to receive $59.00 per Ordinary Share in cash, without interest thereon and less any applicable withholding taxes (the per Ordinary Share cash consideration to be paid to the holders of such Ordinary Shares, the “Merger Consideration”), upon the surrender of such Ordinary Share.

At the Effective Time of the Merger, current shareholders will cease to have ownership interests in the Company or rights as shareholders. Therefore, such current shareholders will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

Payment of Merger Consideration and Surrender of Shares

At or immediately prior to the Effective Time, Parent will deposit, or will cause to be deposited, with a bank or trust company appointed by Parent and approved by the Company to act as paying agent for the payment of the Merger Consideration (the “Paying Agent”), funds sufficient to pay the aggregate Merger Consideration.

As soon as reasonably practicable after the Effective Time (but no later than five business days after the Effective Time), Parent and the Company will cause the Paying Agent to mail to each holder of record of any certificate that immediately prior to the Effective Time represents or evidences any issued Ordinary Shares (each a “Certificate”) whose Ordinary Shares were converted into the right to receive the Merger Consideration, a letter of transmittal and instructions on how to surrender such Certificates in exchange for the Merger Consideration.

Upon delivery of a properly completed letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and accompanied by any outstanding Certificates, together with such other documents as may reasonably be required by the Paying Agent, each holder of Certificates will be entitled to receive a check in an amount equal to the product of (x) the number of Ordinary Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) that were cancelled at the Effective Time multiplied by (y) $59.00. Each Certificate that is surrendered will be cancelled. You should not send in your Certificates until you receive a letter of transmittal with instructions from the Paying Agent.

Each holder of uncertificated Ordinary Shares held in book-entry form (“Book-Entry Shares”) will be entitled to receive an amount in cash equal to the product of (x) the number of Book-Entry Shares held by such holder that were cancelled at the Effective Time multiplied by (y) $59.00 upon receipt by the Paying Agent from each holder of Book-Entry Shares of any appropriate documentation or confirmations reasonably required by the Paying Agent, if any.

If you hold a Certificate, you will not be entitled to receive the Merger Consideration until you deliver a duly completed and validly executed letter of transmittal (together with such other documents required by the Paying Agent) to the Paying Agent. If you hold Book-Entry Shares, you will not be entitled to receive the Merger Consideration until you deliver appropriate documentation or confirmations reasonably required by the Paying Agent, if any, to the Paying Agent. Each certificate or book-entry share representing Ordinary Shares that is surrendered will be cancelled. You should not send in your Certificates until you receive a letter of transmittal with instructions from the Paying Agent.

Payment of the Merger Consideration may be made to a person other than the person in whose name a surrendered Certificate or Book-Entry Share is registered if all appropriate documents required to evidence and effect such transfer (and any Certificate formerly representing such Ordinary Shares) are presented to the Paying Agent, accompanied by evidence that any applicable share transfer taxes have been paid or are not applicable.

If your Certificate has been lost, stolen or destroyed, you will be entitled to obtain payment of the Merger Consideration by making an affidavit to that effect and, if required by the Paying Agent or Surviving Company, providing an indemnity in customary form against any claim that may be made against the Paying Agent or the Surviving Company with respect to your lost, stolen or destroyed Certificate.

Notwithstanding anything to the contrary in the Merger Agreement, Parent, Merger Sub, the Surviving Company and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable under the Merger Agreement to any holder of Ordinary Shares or holder of Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights or any other person entitled to any payment hereunder, such amounts as are required to be withheld or deducted under the Internal Revenue Code or any provision of U.S. federal, U.S. state, U.S. local or non-U.S. tax law with respect to the making of such payment.

At 5:00 p.m. New York City time on the business day immediately preceding the closing, the Company will cause the register of members of the Company to be closed, and there will be no further registration of transfers on the register of members of the Company after that time.

If at any time during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding Ordinary Shares occurs as a result of any reclassification, recapitalization, stock or share split (including a reverse stock or share split), division or combination, conversion, exchange or readjustment of Ordinary Shares, or any share or stock dividend or share or stock distribution with a record date during such period or the Company issues any new equity securities (or securities convertible into equity securities of the Company), the Merger Consideration will be equitably adjusted to reflect such change.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board, you should be aware that members of the Board and our executive officers have interests in the Merger other than their interests as shareholders generally, pursuant to agreements between such directors and executive officers and us and pursuant to the Merger Agreement or other agreements with Parent. These interests may be different from, or in conflict with, your interests as shareholders.

The members of the Board were aware of these additional interests, and considered them, when they approved the Merger Agreement.

Acceleration of certain PSUs and RSUs. The effectiveness of the Merger will result in the acceleration of certain equity awards outstanding under the Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan held by the Company’s Chief Executive Officer, Mr. Loschinin:

●	Mr. Loschinin has an outstanding performance stock unit award (a “Company PSU Award”) with respect to 328,513 shares that will vest in full immediately prior to the effective time and will be cancelled at the effective time in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) $59.00, and (ii) the total number of shares underlying his Company PSU Award (an aggregate value of $19.4 million), less applicable taxes required to be withheld with respect to such payment.

●	Mr. Loschinin has an outstanding restricted stock unit award (an “Company RSU Award”) with respect to 65,701 shares that will vest in full immediately prior to the effective time and will be cancelled at the effective time in exchange for the right to receive a lump sum cash payment (without interest), equal to the product of (A) $59.00, and (B) the total number of shares underlying his Company RSU Award (an aggregate value of $3.9m), less applicable taxes required to be withheld with respect to such payment.

All other equity awards held by directors and executive officers have previously fully vested in accordance with their terms.

Post-Merger CEO Equity Arrangements. Mr. Loschinin and Parent have entered into a letter agreement pursuant to which Mr. Loschinin has agreed to purchase restricted shares of Parent valued at $10 million (the “Parent Restricted Shares”) on the closing date of the Merger, with such Parent Restricted Shares being released from restrictions and vesting in two equal installments on the first and second anniversaries of the closing of the Merger, subject to Mr. Loschinin’s continued employment through each such anniversary. Notwithstanding the foregoing, the Parent Restricted Shares will be released from their restrictions and vest in full upon Mr. Loschinin’s termination of employment without “cause”, due to his death or “disability,” or a resignation for “good reason” (with each such term as defined in the letter agreement) prior to the second anniversary of the closing of the Merger. Furthermore, subject to Mr. Loschinin purchasing the Parent Restricted Shares, Parent has agreed to grant Mr. Loschinin restricted stock units (the “RSU Grant”) for a number of Parent shares equal to the number of Parent Restricted Shares purchased. The RSU Grant will vest in full on the third anniversary of the closing of the Merger, subject Mr. Loschinin’s continued employment through such date. Notwithstanding the foregoing, in the event that Mr. Loschinin’s employment is terminated without “cause” or on account of “good reason” after the second anniversary of the closing of the Merger (or within such two-year period following the closing of the Merger if such termination follows a change in control of Parent), the RSU Grant will vest on a pro-rata basis (based on the number of months Mr. Loschinin was employed prior to such termination, divided by 36). The RSU Grant also will vest in full upon a termination of employment due to Mr. Loschinin’s death or “disability”. Any accelerated vesting of the Parent Restricted Shares and/or the RSU Grant will be subject to Mr. Loschinin’s timely execution and non-revocation of a general release of claims.

Parent has also reached agreement in principle with Mr. Loschinin regarding certain post-closing employment terms, including short- and long-term cash and equity incentive arrangements.

Indemnification and Insurance. From the completion of the Merger through the sixth anniversary of the date on which the Merger occurs, Parent and Merger Sub have agreed, pursuant to the Merger agreement, to honor existing rights of indemnification to current and former directors and executive officers of the Company on terms no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws of the Company or any Company subsidiary as in effect on the date of the Merger Agreement. In addition, after the completion of the Merger through the sixth anniversary of the date on which the Merger occurs, Parent and the Surviving Company have agreed to jointly and severally provide certain rights of indemnification of current and former directors and officers in their capacities as such in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any of the transactions contemplated by the Merger Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto), and to continue to provide directors and executive officers of the Company directors’ and officers’ liability insurance following the completion of the Merger.

For a further discussion of the terms of the Merger Agreement with respect to indemnification in connection with the completion of the Merger, please see the section captioned “The Merger Agreement — Indemnification and Insurance” beginning on page 49 of this information statement.

Material U.S. Federal Income Tax Consequences to U.S. Holders and Material British Virgin Islands Tax Consequences

Tax matters are very complicated, and the tax consequences of the receipt of the Merger Consideration to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger Consideration and the Merger.

Material British Virgin Islands Tax Consequences

The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Except as set forth below, no taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the BVI under the laws of the BVI in respect of the Merger or the receipt of cash for our Ordinary Shares under the terms of the Merger.

The Company, all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not residents of the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not residents of the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

The transfer of the Ordinary Shares will be exempt from stamp duty tax in the BVI.

Registration fees will be payable to the Registrar of Corporate Affairs of the BVI to register the Plan of Merger and Articles of Merger.

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to shareholders who hold their Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and there can be no assurances that the IRS will not take a different position concerning the tax consequences of the Merger or that such a position would not be sustained. No opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, insurance companies, dealers or traders in securities or commodities or currencies, traders that have elected mark-to-market treatment, tax-exempt entities or organizations (including an “individual retirement account” or a “Roth IRA” as defined in Section 408 or 408A of the Code), S corporations, certain former citizens or former long-term residents of the United States, persons liable for the alternative minimum tax, U.S. holders who within the five-year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of the voting power or value of Ordinary Shares, persons who own Ordinary Shares through a partnership or other pass-through entity, persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their Ordinary Shares upon the exercise of options, warrants or otherwise as consideration for services performed, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Ordinary Shares being taken into account in an applicable financial statement, U.S. holders who own Parent stock, Dissenting Shareholders, or U.S. holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Ordinary Shares. In addition, this summary does not discuss any non-U.S. or U.S. state or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a domestic trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Ordinary Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the Merger.

SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Sale of Ordinary Shares

The receipt by a U.S. holder of cash in exchange for Ordinary Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the potential status of the Company as a passive foreign investment company, or PFIC (see “—Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and its aggregate adjusted tax basis in Ordinary Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Ordinary Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. holder’s adjusted tax basis in its Ordinary Shares generally will equal the purchase price that it paid for such shares.

Subject to the discussion below under “—Passive Foreign Investment Company,” any gain or loss recognized by a U.S. holder would be long-term capital gain or loss if the Ordinary Shares surrendered were held for more than one year as of the effective date of the Merger and would be short-term capital gain or loss if the Ordinary Shares surrendered were held for one year or less as of the effective date of the Merger. Subject the discussion below under “—Tax on Net Investment Income,” in the case of certain non-corporate U.S. holders, long-term capital gains are generally subject to U.S. federal income tax at preferential rates. Certain limitations apply to the use of capital losses.

Passive Foreign Investment Company

Based on certain estimates of the Company’s gross income and gross assets and the nature of the Company’s business, the Company believes, and this discussion assumes, that it was not a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for the taxable year ended December 31, 2018 or any prior taxable year, and furthermore does not expect to be classified as a PFIC for its taxable year ending December 31, 2019. Because PFIC status must be determined annually based on tests which are factual in nature, the Company’s status as a PFIC for its taxable year ended December 31, 2019 will depend on the Company’s income, assets and activities in 2019, and there can be no assurance that the Company will not be considered a PFIC for 2019.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either:

●	at least 75% of its gross income is “passive income,” or

●	at least 50% of its average percentage of assets (which may be determined in part by the market value of Ordinary Shares, which is subject to change) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of Ordinary Shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If the Company is classified as a PFIC in any year with respect to which a U.S. holder owns Ordinary Shares, Ordinary Shares generally will continue to be treated as shares in a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns Ordinary Shares, regardless of whether the Company continues to meet the tests described above (including if the Company is not classified as a PFIC for the taxable year in which the Merger occurs). A U.S. holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. holder may be mitigated if such U.S. holder makes a valid, timely mark-to-market election under Section 1296 of the Code (a “mark-to-market election”) with respect to such Ordinary Shares for the taxable year in which such U.S. holder’s holding period begins. A U.S. holder’s mark-to-market election will apply to all subsequent taxable years, unless Ordinary Shares cease to be “marketable stock” or the IRS consents to the revocation of the election. U.S. holders of PFICs are required to report their shareholdings and any dispositions of stock in a PFIC on IRS Form 8621.

If you are a U.S. holder and if the Company is classified as a PFIC with respect to 2019 or any prior taxable year during which you held Ordinary Shares, then unless you have made the mark-to-market election described below, any gain realized in connection with the Merger generally will be treated as ordinary income and will be subject to tax as if (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before the Company became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. holders. Gain on the sale or disposition of Ordinary Shares that are sold or disposed of during the taxable year of the U.S. holder in which the U.S. holder’s holding period for such Ordinary Shares begins generally would be characterized as short term capital gain (rather than as ordinary income as described above).

If a U.S. holder has made a valid, timely mark-to-market election with respect to its Ordinary Shares, any gain such U.S. holder recognizes upon the sale or other disposition of such U.S. holder’s Ordinary Shares in connection with the Merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if Ordinary Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. holder’s tax basis in its Ordinary Shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election.

If you are a U.S. holder, you should consult your tax advisors regarding the Company’s status as a PFIC for its taxable year ended December 31, 2019 or any prior taxable year during which you held Ordinary Shares and the availability of the mark-to-market election.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Tax on Net Investment Income

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% net investment income tax on any capital gains and dividend income arising from the sale of their Ordinary Shares pursuant to the Merger. Special rules apply and certain elections are available for certain U.S. holders that are subject to the 3.8% net investment income tax and hold shares in a PFIC. U.S. holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the Merger.

Backup Withholding

Subject to the discussion above under “—Passive Foreign Investment Company,” if you are a U.S. holder, the payment of cash pursuant to the Merger in exchange for Ordinary Shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. holder who (a) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (b) is otherwise exempt from backup withholding. If a U.S. holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 24%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Regulatory Matters

The Merger Agreement provides that each of the parties must use its reasonable best efforts to obtain all necessary actions, waivers, consents, approvals, orders, and authorizations from all applicable governmental entities, including, without limitation, those in connection with the HSR Act. On January 16, 2019, each of Parent and the Company made the requisite filings with (1) the Antitrust Division and the United States Federal Trade Commission (the “FTC”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (2) the European Commission (as required by the Council Regulation (EC) No 139/2004 of 20 January 2004 (the “EU Merger Regulation”)). Each of Parent and the Company are furthermore required to (i) cooperate and coordinate with one other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the Antitrust Division of the United States Department of Justice (the “DOJ” and, such division, the “Antitrust Division”), the European Commission or the governmental authorities of any other applicable jurisdiction in which any such filing is made under any other antitrust laws, and (iv) subject to certain exceptions, use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, the EU Merger Regulation or any other antitrust laws as soon as practicable, and to obtain any required consents under any other antitrust laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any antitrust laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the European Commission, or any other governmental authority or person may assert under any applicable antitrust laws with respect to the Merger. Notwithstanding anything to the contrary in the Merger Agreement, the parties have agreed that no party to the Merger Agreement will be required (i) to propose, negotiate, commit to or effect the sale, divestiture or disposition of any assets or businesses of the Parent or the Company (or any of their respective subsidiaries) or hold separate any assets or businesses of Parent or the Company (or any of their respective subsidiaries) except such assets or businesses as would not, individually or in the aggregate, reasonably be expected to be material relative to the Company and its subsidiaries, taken as a whole, or (ii) to otherwise take or commit to take actions that after the closing date would limit Parent or its subsidiaries’ (including the Surviving Company’s) freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ (including the Surviving Company’s) businesses, product lines or assets, except such actions as would not, individually or in the aggregate, reasonably be expected to limit Parent’s or any its subsidiaries’ (including the Surviving Company’s) freedom of action with respect to, or ability to retain, one or more of Parent’s or its subsidiaries’ (including the Surviving Company’s) businesses, product lines or assets, in each case, in a manner that would be material relative to the Company and its subsidiaries, taken as a whole, in the case of each of clauses (i) and (ii), in connection with obtaining any authorizations, consents, clearances or approvals required to be obtained from governmental entities with respect to the transactions contemplated by the Merger Agreement or in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of restraining, preventing or materially delaying the closing. However, (a) the Company may not take any of the foregoing actions set forth in clauses (i) or (ii) without prior written consent of Parent (in its sole discretion), (b) the Company and its subsidiaries will agree to take any of the foregoing actions set forth in clauses (i) or (ii) at the written request of Parent, provided that the effectiveness of any such action is contingent in all respects upon the occurrence of the Effective Time and (c) none of Parent or its subsidiaries will be required to take any of the foregoing actions that may be required to be taken pursuant to clauses (i) or (ii) unless the effectiveness of such action is contingent in all respects upon the occurrence of the Effective Time.

The Company does not believe that the consummation of the Merger will result in a violation of any applicable antitrust laws, subject to the parties obtaining those regulatory approvals that are required. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. The expiration or early termination of the waiting period under the HSR Act and the other relevant approvals (including EU Merger Regulation) are conditions to the closing of the Merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this information statement and is incorporated into this information statement by reference. We urge you to carefully read this entire information statement, including the annexes and the other documents to which we have referred you. You should also review the sections entitled “Where You Can Find Additional Information” beginning on page 60.

The Merger Agreement has been included for your convenience to provide you with information regarding its terms and we recommend that you read it in its entirety. The Merger Agreement is a contractual document that establishes and governs the legal relations between the Company and Parent, and allocates risks between the parties, with respect to the Merger. The Merger Agreement contains representations and warranties made by Parent and Merger Sub, on the one hand, and the Company, on the other hand, that are qualified in several important respects, which you should consider as you read them in the Merger Agreement.

The representations and warranties are qualified by certain information of the Company filed with the SEC prior to the date of the Merger Agreement, as well as by a confidential disclosure letter that the Company prepared and delivered to Parent immediately prior to signing the Merger Agreement.

The Merger

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the BVI Act, Merger Sub, an indirect wholly-owned subsidiary of Parent, will be merged with and into the Company. The separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Company. As a result of the Merger, the Company will become an indirect wholly-owned subsidiary of Parent. Merger Sub was created solely for purposes of the Merger and has no material assets or operations of its own.

Closing and Effective Time of the Merger

The closing of the Merger will take place at 10:00 a.m. New York City time no later than the fifth business day after the satisfaction (or express written waiver by the relevant party, to the extent permitted by applicable law) of all of the conditions described in the section below entitled “The Merger Agreement—Conditions of the Merger” beginning on page 55 (other than any condition that by its nature cannot be satisfied until the closing, but subject to satisfaction of any such condition), unless the Company and Parent agree to another time in writing.

The Merger will become effective at the time the Articles of Merger, substantially in the form set out in Schedule A to the Merger Agreement, are duly registered by the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”), or at such later time as the parties agree in writing (subject to the requirements of the BVI Act) and as set forth in the Articles of Merger, which is referred to as the “Effective Time” of the Merger.

Effects of the Merger; Memorandum and Articles of Association; Directors and Officers

The Merger Agreement provides for the Merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, set forth in the Merger Documents and in the applicable provisions of the BVI Act. As the Surviving Company, the Company will continue to exist following the Merger as an indirect wholly-owned subsidiary of Parent. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, assets of every description and all the property, rights, privileges, immunities, powers, objects, purposes and franchises of the Company and Merger Sub will vest in the Surviving Company, and all debts, claims, liabilities, obligations and duties of the Company and Merger Sub will become the debts, claims, liabilities obligations and duties of the Surviving Company.

At the Effective Time, the Company’s Memorandum and Articles of Association will be the memorandum and articles of association of the Surviving Company, until, subject to the requirements of the Merger Agreement, thereafter amended in accordance with the provisions thereof and applicable law. The Merger Agreement also provides for the resignation of the Company’s directors as of the Effective Time (other than those directors identified in writing by Parent no later than two business days prior to the closing date) and, as of the Effective Time, the directors of Merger Sub and, if Parent elects in writing prior to the closing, Mr. Loschinin, will be appointed the directors of the Surviving Company. In addition, the officers of the Company immediately prior to the Effective Time (other than those officers identified in writing by Parent no later than two business days prior to the closing date) will continue as the officers of the Surviving Company and hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Effect on Shares

The Merger Agreement provides that, at the Effective Time, each Ordinary Share of the Company issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares (i) owned by Parent, Merger Sub or their wholly-owned subsidiaries, (ii) held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Ordinary Shares held on behalf of third parties) or (iii) held by Class A Shareholders who have properly exercised their statutory right to dissent under the BVI Act) will automatically be cancelled and will cease to exist and to be outstanding and will have been converted into the right to receive the merger consideration of $59.00 per Ordinary Share in cash, without interest (the per Ordinary Share cash consideration to be paid to the holders of such Ordinary Shares, the “Merger Consideration”). Following the Effective Time, each holder of Ordinary Shares will cease to have any rights with respect to such Ordinary Shares, except for the right to receive the Merger Consideration or, in the case of Dissenting Shares, the rights under Section 179 of the BVI Act.

Each Ordinary Share that is (i) owned by Parent, Merger Sub or their wholly-owned subsidiaries or (ii) held by the Company as treasury shares, excluding any such Ordinary Shares held on behalf of third parties, will be automatically cancelled and cease to exist and will not be entitled to any Merger Consideration. At the Effective Time, each ordinary share of no par value of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

Settlement

At or immediately prior to the Effective Time, Parent will deposit, or will cause to be deposited, with a bank or trust company appointed by Parent and approved by the Company to act as paying agent for the payment of the Merger Consideration (the “Paying Agent”), funds sufficient to pay the Merger Consideration.

As soon as reasonably practicable after the Effective Time (but no later than five business days after the Effective Time), Parent and the Company will cause the Paying Agent to mail to each holder of record of any certificate that immediately prior to the Effective Time represents or evidences any issued Ordinary Shares (each a “Certificate”) whose Ordinary Shares were converted into the right to receive the Merger Consideration, a letter of transmittal and instructions on how to surrender such Certificates in exchange for the Merger Consideration.

Upon delivery of a properly completed letter of transmittal to the Paying Agent, duly completed and validly executed in accordance with the instructions thereto and accompanied by any outstanding Certificates, together with such other documents as may reasonably be required by the Paying Agent, each holder of Certificates will be entitled to receive an amount in cash equal to the product of (x) the number of Ordinary Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) that were cancelled at the Effective Time multiplied by (y) the Merger Consideration. Each Certificate that is surrendered will be cancelled. You should not send in your Certificates until you receive a letter of transmittal with instructions from the Paying Agent.

Each holder of uncertificated Ordinary Shares held in book-entry form (“Book-Entry Shares”) will be entitled to receive an amount in cash equal to the product of (x) the number of Book-Entry Shares held by such holder that were cancelled at the Effective Time multiplied by (y) the Merger Consideration as promptly as practicable after the Effective Time (but no later than five business days after the Effective Time), upon receipt by the Paying Agent from each holder of Book-Entry Shares of any appropriate documentation or confirmations reasonably required by the Paying Agent, if any.

Payment of the Merger Consideration may be made to a person other than the person in whose name a surrendered Certificate or Book-Entry Share is registered if all appropriate documents reasonably required by the Paying Agent to evidence and effect such transfer (and any Certificate formerly representing such Ordinary Shares) are presented to the Paying Agent, accompanied by evidence that any applicable share transfer taxes have been paid or are not applicable.

Notwithstanding anything to the contrary in the Merger Agreement, Parent, Merger Sub, the Surviving Company and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable under the Merger Agreement to any holder of Ordinary Shares or holder of Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights or any other person entitled to any payment hereunder, such amounts as are required to be withheld or deducted under the Internal Revenue Code or any provision of U.S. federal, U.S. state, U.S. local or non-U.S. tax law with respect to the making of such payment.

These procedures will be described in the letter of transmittal, which the holders of Ordinary Shares should read carefully in its entirety.

At 5:00 p.m. New York City time on the business day immediately preceding the closing, the Company will cause the register of members of the Company to be closed, and there will be no further registration of transfers on the register of members of the Company after that time.

If at any time during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding Ordinary Shares occurs as a result of any reclassification, recapitalization, stock or share split (including a reverse stock or share split), division or combination, conversion, exchange or readjustment of Ordinary Shares, or any share or stock dividend or share or stock distribution with a record date during such period or the Company issues any new equity securities (or securities convertible into equity securities of the Company), the Merger Consideration will be equitably adjusted to reflect such change.

Treatment of Stock-Based Awards

At the Effective Time, all outstanding equity awards shall be treated as follows:

●	Stock Appreciation Rights. Each Stock Appreciation Right that is outstanding, vested and unexercised immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the applicable grant price per share, multiplied by (ii) the total number of Ordinary Shares underlying such Stock Appreciation Right, except that each Stock Appreciation Right that has a grant price that is greater than or equal to the Merger Consideration will be cancelled for no consideration.

●	Performance Share Awards. Each Performance Share Award that remains vested and unexercised will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Tranche 1, Tranche 2, Tranche 3 and Tranche 4 shares the holder is eligible to acquire under the Performance Share Award, assuming achievement of the fair market value set forth in the applicable award agreement equal to the Merger Consideration, without regard to any other vesting condition. Any portion of a Performance Share Award that does not become eligible for exercise due to failure to achieve the applicable fair market value goal will be cancelled without payment.

●	PSU Awards. Each PSU Award that is outstanding immediately prior to the Effective Time, which is or will become vested under the terms of the applicable award agreement at the Effective Time, will vest in full and be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Ordinary Shares payable under such PSU Award.

●	RSU Awards. Each RSU Award that remains outstanding and vested shall be cancelled in exchange for the right to receive a lump sum cash payment, equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares underlying such RSU Award. Each RSU Award that remains outstanding and unvested will be assumed by Parent and will be converted into a Parent RSU Award to acquire Parent common stock. Each RSU Award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the RSU Award immediately prior to the Effective Time and will cover the number of shares of Parent common stock (rounded down to the nearest whole share) equal to the product of (i) the number of Ordinary Shares underlying such RSU Award, multiplied by (ii) the Exchange Ratio. Certain RSU Awards will be treated as fully vested at the Effective Time based upon previous action of the Board.

Any cash payments will be subject to applicable tax withholding.

Representations and Warranties of the Company

The Merger Agreement contains a number of representations and warranties made by the Company, including representations and warranties relating to:

●	corporate qualification, organization and similar matters;

●	corporate authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

●	absence of violations of applicable laws and absence of conflicts with, violation or breach of, defaults under, the Memorandum and Articles of Association and certain contracts in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

●	governmental consents required in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

●	capital structure;

●	subsidiaries;

●	accuracy and timeliness of reports and financial statements filed with the SEC and adequacy of internal controls over financial reporting and disclosure controls and procedures;

●	legal proceedings and investigations;

●	compliance with applicable laws (including anti-corruption and sanctions laws), court orders and certain regulatory matters;

●	material contracts;

●	employee compensation and benefits matters and matters relating to the Employee Retirement Income Securities Act of 1974, as amended;

●	labor matters;

●	tax matters;

●	insurance matters;

●	permits;

●	real property;

●	intellectual property and information technology;

●	environmental matters and compliance with environmental laws;

●	absence of certain changes or events and the conduct of business in the ordinary course of business since March 31, 2018;

●	absence of undisclosed liabilities or certain “off-balance sheet” arrangements;

●	accuracy of the information in this information statement;

●	relations with customers and suppliers;

●	transactions with affiliates;

●	compliance with anti-takeover laws;

●	receipt of an opinion from the Company’s financial advisor; and

●	brokers’ or finder’s fees payable in connection with the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement also contains a number of representations and warranties made by Parent and Merger Sub, including representations and warranties relating to:

●	corporate qualification, organization and similar matters;

●	corporate authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement and no required vote by the shareholders;

●	absence of violations of applicable laws and absence of conflicts with, violation or breach of, defaults under, organizational documents and certain contracts in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

●	governmental consents required in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

●	no pending legal actions or orders against Parent, Merger Sub or any of their subsidiaries;

●	capital structure and ownership of Merger Sub and operations of Merger Sub since its formation;

●	sufficiency of funds to pay the Merger Consideration;

●	accuracy of the information in this information statement; and

●	brokers’ or finder’s fees payable in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Significant portions of the representations and warranties of the Company and of Parent and Merger Sub are qualified as to “materiality” or “material adverse effect”. Under the Merger Agreement, a material adverse effect with respect to the Company is any change, event, circumstance, effect, development, condition or occurrence (an “Effect”) that taken by itself, or in the aggregate with any other Effects, has had, has or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, condition (financial or otherwise), operation, assets or liabilities of the Company and its subsidiaries, taken as a whole or (ii) the ability of the Company to perform its obligations under, or consummate the transactions contemplated by, the Merger Agreement, including the Merger, by the End Date. However, for purposes of the foregoing clause (i), the following are not taken into account in determining whether a material adverse effect has occurred on the Company:

●	changes or conditions in general economic, political or regulatory conditions or the financial, credit or securities markets (except to the extent they disproportionately impact the Company and its subsidiaries taken as a whole relative to other participants in the industries or geographic locations in which the Company and its subsidiaries operate);

●	Effects that affect generally the industries or geographic locations in which the Company and its subsidiaries operate (except to the extent they disproportionately impact the Company and its subsidiaries taken as a whole relative to other participants in the industries or geographic locations in which the Company and its subsidiaries operate);

●	changes in laws, GAAP or accounting standards (except to the extent they disproportionately impact the Company and its subsidiaries, taken as a whole, relative to other participants in the industries or geographic locations in which the Company and its subsidiaries operate);

●	any outbreak, continuation or escalation of hostilities, sabotage or war (whether or not declared), acts of terrorism or other calamity, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires and weather conditions (except to the extent they disproportionately impact the Company and its subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its subsidiaries operate);

●	Effects resulting from the announcement of the execution of the Merger Agreement or the pendency of the transactions contemplated thereby (provided that this clause shall not apply to any representation or warranty contained in the Merger Agreement to the extent that it purports to address the effect of the Merger Agreement or the transactions contemplated thereby or any condition to closing as it relates to such representations or warranties);

●	any action or omission by the Company or any of its subsidiaries taken with the written consent of Parent (or any action not taken as a result of a failure of Parent to consent to an action otherwise requiring Parent’s consent);

●	any decline in the market price or change in trading volume of the Company’s Class A Shares (but the underlying cause of any such decline can be taken into account in determining whether there has been a material adverse effect on the Company); and

●	any failure to meet internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operation predications of revenue, earnings, cash flow or cash position (but the underlying cause of any such failure can be taken into account in determining whether there has been a material adverse effect on the Company).

Under the Merger Agreement, a material adverse effect with respect to Parent is an Effect that, taken by itself, or in the aggregate with any or all other Effects, has had or is reasonably likely to have a material adverse effect on the ability of Parent to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Covenants and Agreements

The Company has agreed, with certain exceptions, that during the period from the date of the Merger Agreement until the Effective Time:

●	the Company and its subsidiaries will conduct business only in the ordinary course of business consistent with past practice;

●	the Company and its subsidiaries will use commercially reasonable efforts to preserve substantially intact the Company’s and each of its subsidiaries’ business organizations and goodwill, to keep available the services of the Company’s and any of its subsidiaries’ present officers, employees and consultants who are integral to the operations of their businesses as presently conducted and to preserve their present relationships with significant customers, clients, distributors, creditors, lessors, licensees, licensors, suppliers, and vendors and with other persons with they have significant business relations; and

●	the Company will not (and will cause each of its subsidiaries not to), between the date of the Merger Agreement and the Effective Time or, if earlier, the termination date of the Merger Agreement, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

●	adopt or propose any amendment or change to its organizational documents;

●	authorize, pay, make, declare or set aside any dividends on or distribution with respect to its shares or equity capital, other than dividends in the ordinary course of business and consistent with past practice by any subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company or purchase, redeem, repurchase or otherwise acquire any of the Ordinary Shares or other securities of the Company or its subsidiaries or any rights, warrants or options to acquire any such shares or securities, other than in connection with the exercise of Stock Appreciation Rights or the vesting or settlement of Performance Share Awards, PSU Awards or RSU Awards pursuant to their terms as in effect as of date of the Merger Agreement;

●	adjust, subdivide, split, combine or reclassify any of the Ordinary Shares or other equity interests of the Company or its subsidiaries or adopt any shareholders rights plan or similar restriction on equity ownership;

●	issue, grant, sell, pledge, transfer, dispose of or encumber (or authorize any of the foregoing) any Ordinary Shares or other ownership interest or voting security in the Company or any of its subsidiaries or any securities convertible into or exchangeable for any rights, warrants or options to acquire any such shares, capital stock, ownership interests or voting securities or convertible or exchangeable securities, other than (A) issuances of Ordinary Shares in respect of any exercise of Stock Appreciation Rights or the vesting or settlement of Performance Share Awards, PSU Awards or RSU Awards pursuant to their terms as in effect on the date of the Merger Agreement or (B) the creation of transfer restrictions of general applicability on any securities of the Company imposed by applicable law, or enter into any amendment of any term of any of its outstanding securities;

●	except as required pursuant to the Merger Agreement, written agreements or benefit plans, in each case as in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, (A) increase the compensation or other benefits payable or to become payable to (x) the Company’s directors, its chief executive officer and such individuals who report directly to the chief executive officer (each, a “CEO Direct Report”), (y) its other executive officers (except in the ordinary course of business and consistent with past practice and subject to an aggregate limit) or (z) other employees of the Company (excluding executive officers), except in the ordinary course of business and consistent with past practice, (B) grant any severance or termination pay to, or enter into any severance or termination agreement with any director, executive officer (which term, for purposes of this paragraph only, includes the Chief Executive Officer, the CEO Direct Reports, such individuals who report directly to the CEO Direct Reports and any other employee of the Company whose aggregate compensation commitment, including salary, bonus opportunity and the fair value of any equity awards, exceeds $1 million) or, except in the ordinary course of business and consistent with past practice and in an aggregate amount that is not material to the Company and its subsidiaries taken as a whole, other employee of the Company or any of its subsidiaries, (C) enter into or amend any employment agreement with any executive officer or, except in the ordinary course of business and consistent with past practice and in an aggregate amount that is not material to the Company and its subsidiaries taken as a whole, any other employee of the Company or any of its subsidiaries, (D) accelerate the payment or vesting of benefits or amounts payable or to become payable under any benefit plan or take any action to amend or waive any performance or vesting criteria under any benefit plan, (E) grant any equity or equity-based compensation, (F) pay any bonus or retention amount (other than payments in the ordinary course pursuant to plans in effect as of the date of the Merger Agreement) or establish, adopt, enter into or amend any bonus or retention plan or arrangement covering employees of the Company or any of its subsidiaries, except for bonus or retention amounts to its executive officers (other than the Company’s Chief Executive Officer and the CEO Direct Reports), subject to an aggregate limit, (G) fund any trust with respect to the payment of compensation or benefits (other than benefits under tax-qualified retirement plans) or establish, adopt, enter into, materially amend or terminate any benefit plan or (H) hire, fire, promote or transfer employees or executive officers other than in the ordinary course of business consistent with past practice;

●	enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

●	enter into or make any loans to any of its officers, directors, employees, agents or consultants (other than expense advances, routine travel advances and loans (including relocation loans)) in non-material amounts in the ordinary course of business consistent with past practice to employees of the Company or its subsidiaries (other than officers and directors of the Company)) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any benefit plan;

●	cancel, defease, forgive or waive, or allow any repayment or prepayment of, any obligations for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments (including any loans to any of its officers, directors, employees, agents or consultants), other than as required pursuant to the terms thereof;

●	change any financial accounting policies or procedures or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP or applicable law;

●	except in respect of the Merger, (A) merge, consolidate, combine or amalgamate with any person, other than transactions among wholly-owned subsidiaries of the Company that do not result in any material increase in tax liabilities for the Company or for any of its subsidiaries, or propose or enter into any scheme or plan of arrangement or analogous transaction, (B) acquire or agree to acquire, any business or any person or other business organization or division thereof or (C) make any loans, advances or capital contributions to, or investments in, any person (other than the Company or any wholly-owned subsidiary of the Company) other than ordinary course accounts payable to the Company or its subsidiaries;

●	(i) incur, assume, guarantee, prepay, refinance or otherwise become liable for any indebtedness (directly, contingently or otherwise), (ii) enter into any lease obligation, (iii) issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of the Company subsidiaries, (iv) assume, guarantee, endorse or otherwise become liable for any indebtedness of any person, (v) enter into any arrangement having the economic effect of any of the foregoing, except in each case for (a) indebtedness for borrowed money incurred under the Company’s existing credit facilities, working capital facilities, or other existing similar lines of credit, or other indebtedness, in each case, as of the date of the Merger Agreement, (b) the replacement or refinancing of any of the facilities referred to in the foregoing clause (a), (c) the incurrence of indebtedness for borrowed money and the entry into lease obligations not to exceed $1 million in aggregate or (d) intercompany indebtedness among the Company and its wholly-owned subsidiaries in the ordinary course of business consistent with past practice;

●	repay, redeem, repurchase, prepay, defease, cancel, any indebtedness for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments other than (i) as required pursuant to the terms thereof as in effect on the date of the Merger Agreement or (ii) in an amount not in excess of $1 million in the aggregate, except for indebtedness for borrowed money incurred under the Company’s existing (as of the date of the Merger Agreement) revolving credit facilities or working capital facilities or other existing similar lines of credit;

●	sell, lease, sublease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than liens permitted pursuant to the Merger Agreement) or otherwise surrender, relinquish or dispose of any portion of its properties or assets (other than intellectual property), including the shares of capital stock of any subsidiary, other than (i) in the ordinary course of business consistent with past practice and subject to individual and aggregate limits, (ii) pursuant to existing agreements in effect prior to the execution of the Merger Agreement that have been made available to Parent prior to the date of the Merger Agreement, or (iii) sales, leases, subleases, licenses, sublicenses, or other transfers among the Company and its wholly-owned subsidiaries that do not result in any material increase in tax liabilities for the Company or for any of its subsidiaries;

●	make any acquisition of (i) the equity interests or a material portion of the assets of any other person or (ii) any other properties or assets of any other person (other than the Company or any of its wholly-owned subsidiaries), except for (a) acquisitions of supplies, materials or other inventory in the ordinary course of business, or (b) capital expenditures made in accordance with the provisions of the Merger Agreement;

●	other than in the ordinary course of business consistent with past practice, modify, amend, renew, extend, waive or release (or otherwise forego any material right or claim under) on terms adverse to the Company or any of its subsidiaries , cancel or terminate, in whole or in part, certain material contracts or any rights or obligations under any such contract;

●	other than in the ordinary course of business consistent with past practice, enter into certain material contracts;

●	dispose of, license, sublicense, transfer, grant, or obtain, or permit to lapse any rights to any material intellectual property, or renew (or amend) any existing material intellectual property or information technology system contract of the Company or its subsidiaries on (or to) materially different terms relative to existing terms, in each case, other than (A) the licensing of any such intellectual property or information technology system contract in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of the Merger Agreement that have been disclosed to Parent prior to the date thereof, or (C) dispositions, licenses, or grants among the Company and its wholly-owned subsidiaries that do not result in any material increase in tax liabilities for the Company or for any of its subsidiaries;

●	adopt or implement a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

●	enter into or modify, amend, renew, extend, waive or release (or otherwise forego any material right or claim under) (A) any contract between (x) the Company or any of its subsidiaries, on the one hand, and (y) any affiliate of the Company (other than its wholly-owned subsidiaries), on the other hand, or (B) any contract with any person included on the Sectoral Sanctions Identifications List of the Office of Foreign Assets Control of the U.S. Department of Treasury;

●	pay, discharge, compromise, settle, waive, release or satisfy any material legal action pending, threatened against or affecting the Company or any of its subsidiaries or any of their respective properties or assets at law or in equity, other than in the ordinary course of business consistent with past practice, but not in any individual case, in excess of $5 million net of any insurance proceeds or that involves equitable remedies (including any that would materially prohibit or restrict the Company and its subsidiaries, taken as a whole, from operating as they currently operate or that would reasonably be expected to materially impair the operations of the Company and its subsidiaries, taken as a whole, after the Effective Time);

●	enter into or materially modify any currency exchange, commodities or other hedging transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business and consistent with past practice;

●	make or authorize any capital expenditures, capital additions or capital improvements except for those amounts in the ordinary course of business consistent with past practice and subject to individual and aggregate limits;

●	(A) make or change any material election in respect of taxes (except as required by applicable law) or adopt or change any method of tax accounting, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of taxes, (C) amend any material tax return (except as required by applicable law), (D) enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material amount of taxes, (E) surrender or forfeit any right to claim a material tax refund, (F) consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment or (G) make any material voluntary tax disclosure or amnesty or similar filing;

●	terminate or cancel, or permit to expire, terminate or lapse, any material insurance policy maintained by the Company or any of its subsidiaries without using commercially reasonable efforts to replace such insurance policy with substantially comparable coverage or amend or fail to maintain any such insurance policy (and the Company will in any event inform Parent in writing promptly upon becoming aware of any material differences between any new director and officer insurance policy of the Company or any of its subsidiaries and a predecessor policy); or

●	commit or agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation; Board Recommendation

In the Merger Agreement, the Company agreed to immediately cease any existing negotiations or discussions with any person that may have been ongoing with respect to an alternative proposal and to seek to have returned to the Company or destroyed any confidential information that has been provided in any such discussions or negotiations and to terminate access such parties may have to any electronic data room. We have also agreed that we will not, and will cause each of our subsidiaries and our and their officers, directors, employees, advisors and other representative not to, directly or indirectly:

●	solicit, initiate, propose or knowingly encourage (including by way of furnishing information or assistance), furnish any nonpublic information (or afford access to any of the properties, assets, books or records of the Company or any of its subsidiaries), grant any waiver or release under any standstill, or take any other action to knowingly facilitate any inquiries with respect to an alternative proposal or the making of any proposal or offer that constitutes, or is reasonably likely to or is intended to lead to, any alternative proposal;

●	enter into or maintain or continue discussions (except to notify any person as to the existence of the non-solicitation provision of the Merger Agreement) or negotiate with any person in furtherance of, or in connection with any matter that would be reasonably likely to lead to, any alternative proposal, or agree to endorse, recommend or approve any alternative proposal;

●	withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to Parent, the board’s recommendation that the shareholders vote to approve and adopt the Merger Agreement;

●	agree to, accept, endorse, approve or recommend (or publicly propose or announce any intention or desire to agree to, accept, endorse, approve or recommend) any alternative proposal;

●	enter into any letter of intent or similar document or any agreement or commitment (binding or non-binding) providing for any alternative proposal;

●	enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement, including the Merger, or to breach its obligations under the Merger Agreement; and

●	agree to do any of the foregoing.

Under the Merger Agreement, an “alternative proposal” means any proposal or offer made by any person (other than Parent or any of its subsidiaries) for (i) a merger, consolidation, scheme of arrangement, plan of arrangement, business combination or similar transaction with the Company, pursuant to which any person or group would acquire 5% or more of the issued and outstanding Ordinary Shares or other class of shares or equity securities of the Company or any subsidiary of the Company, (ii) the acquisition (by stock purchase, asset purchase, tender offer or exchange offer, as a result of recapitalization, or otherwise) by any person or group of 5% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (including for this purpose the outstanding assets and equity securities of the Company’s subsidiaries), (iii) the acquisition by any person or group (and whether by way of transfer, issuance or any other means) of 5% or more of the issued and outstanding Ordinary Shares or other class of shares or equity securities of the Company or any subsidiary of the Company, or (iv) any combination of the foregoing.

The Company and our Board of Directors are permitted to make any disclosure that is reasonably required by applicable law and complies with the provisions regarding public statements by the parties under the Merger Agreement.

Filings, Other Actions

The Merger Agreement provides that the Company will mail this information statement, which includes the text of the Merger Agreement, to all its shareholders and, concurrently, file this information statement with the SEC. We also made certain covenants regarding the information statement including covenants related to the truth of the statements herein and compliance as to form with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

Employee Matters

The Merger Agreement provides that for a six-month period commencing at the Effective Time, Parent will or will cause to be provided to each individual who is employed by the Company and its subsidiaries immediately prior to the Effective Time (a “Company Employee”) with (i) a salary or wage level and annual cash bonus opportunity that are substantially comparable in the aggregate to the salary or wage level and annual cash bonus opportunity that they were entitled to receive immediately prior to the Effective Time, (ii) employee benefits (excluding long-term cash incentives and equity compensation benefits) substantially comparable in the aggregate to what such Company Employee was entitled to receive immediately prior to the Effective Time, and (iii) severance benefits no less favorable than those provided by the Company and its subsidiaries immediately prior to the Effective Time.

Following the Effective Time, Parent has agreed to use, or cause to be used, commercially reasonable efforts to give Company Employees full credit for prior services with the Company for purposes of eligibility and vesting (but not accrual of benefits under any defined benefit pension plan) under employee benefit plans maintained by Parent and its subsidiaries, except where such crediting would result in a duplication of benefits. Parent has also agreed, to the extent applicable, to use or cause to be used commercially reasonable efforts to waive any pre-existing condition exclusions or limitations and actively-at-work requirements/eligibility waiting periods and provide that expenses incurred by Company Employees or their covered dependents prior to the Effective Time be taken into account for the purposes of satisfying applicable deductible, coinsurance and annual out-of-pocket limits for medical or other expenses under the applicable Parent or subsidiary employee benefit plan. On or about May 15, 2019, certain Company Employees will receive a cash payment equal to the value of their bonuses payable under the annual, semi-annual and quarterly KPI bonus program of the Company for fiscal year 2019, in accordance with the existing terms and conditions.

Parent has agreed to grant Parent RSU Awards following the Effective Time that are subject to the terms and conditions underlying RSU Awards promised to certain of our employees pursuant to letter agreements provided to such employees prior to the date of the Merger Agreement. The Parent RSU Awards will cover the number of shares of Parent common stock equal to the product of (i) the number of Ordinary Shares underlying such promised RSU Awards, and (ii) the Exchange Ratio. Parent has also agreed that, following the Effective Time, employees subject to certain other letter agreements will receive an equity grant (or equivalent cash bonus) in accordance with the terms and conditions of such letter agreements. Lastly, Parent has agreed to pay cash bonuses under the terms and conditions of certain of our incentive plans. All such obligations of Parent are subject to and conditioned upon the achievement or attainment of any applicable continued employment requirement and/or performance goal.

Nothing in the Merger Agreement (i) establishes, amends or modifies any benefit plan, program, agreement or arrangement, (ii) is intended to confer upon any person (including any current or former employee, director or consultant of the Company or any of its subsidiaries, or any beneficiary or dependent thereof) any rights as a third-party beneficiary of the Merger Agreement or (iii) creates a right to continued employment.

Reasonable Best Efforts

The Company and Parent have agreed to use reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective as soon as reasonably practicable (and in any event no later than the End Date) the Merger and other transactions contemplated by the Merger Agreement, including in:

●	the obtaining of all necessary actions or nonactions, waivers, consents, orders, clearances and approvals, including relevant approvals, from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a consent or waiver from, or to avoid an action or proceeding by, any governmental entity;

●	using commercially reasonable efforts to obtain, at the request of Parent, all necessary consents from third parties (other than governmental entities and provided that obtaining any such third-party consents will not be a condition to Parent’s or Merger Sub’s obligations to effect the Merger and the other transactions contemplated by the Merger Agreement);

●	the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement; and

●	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

In addition, the Company and Parent have each agreed to:

●	make their respective filings (x) under the HSR Act and the EU Merger Regulation as promptly as practicable, and in any event within 10 days after the date of the Merger Agreement, and thereafter make any other required submissions, and (y) in the applicable jurisdictions with respect to any other relevant approvals as promptly as practicable, and in any event within 20 business days after the date of the Merger Agreement;

●	cooperate with each other in good faith in (x) determining whether any additional filings are required to be made with, or consents, permits, authorizations, clearances or approvals are required to be obtained from, any third parties or governmental entities (including any non-U.S. jurisdiction in which the Company’s subsidiaries are operating any business) in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals; and

●	use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other governmental entity may assert under regulatory law with respect to the transactions contemplated by the Merger Agreement, and to avoid or eliminate each and every impediment under any applicable law that may be asserted by any governmental entity with respect to the Merger so as to enable the closing to occur as soon as reasonably possible (and in any event no later than the End Date).

Notwithstanding anything to the contrary in the Merger Agreement, the parties have agreed that no party to the Merger Agreement will be required (i) to propose, negotiate, commit to or effect the sale, divestiture or disposition of any assets or businesses of the Parent or the Company (or any of their respective subsidiaries) or hold separate any assets or businesses of the Parent or the Company (or any of their respective subsidiaries) except such assets or businesses as would not, individually or in the aggregate, reasonably be expected to be material relative to the Company and its subsidiaries, taken as a whole, or (ii) to otherwise take or commit to take actions that after the closing date would limit Parent’s or its subsidiaries’ (which includes the Surviving Company) freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets, except such actions as would not, individually or in the aggregate, reasonably be expected to limit Parent’s or any its subsidiaries’ freedom of action with respect to, or ability to retain, one or more of Parent’s or its subsidiaries’ businesses, product lines or assets, in each case, in a manner that would be material relative to the Company and its subsidiaries, taken as a whole, in the case of each of clauses (i) and (ii), in connection with obtaining any authorizations, consents, clearances or approvals required to be obtained from governmental entities with respect to the transactions contemplated by the Merger Agreement or in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of restraining, preventing or materially delaying the closing; provided that (a) the Company will not take any of the foregoing actions set forth in clauses (i) or (ii) without prior written consent of Parent (in its sole discretion), (b) the Company and its subsidiaries will agree to take any of the foregoing actions set forth in clauses (i) or (ii) at the written request of Parent, provided that the effectiveness of any such action is contingent in all respects upon the occurrence of the Effective Time and (c) none of Parent or its subsidiaries will be required to take any of the foregoing actions that may be required to be taken pursuant to clauses (i) or (ii) unless the effectiveness of such action is contingent in all respects upon the occurrence of the Effective Time.

Parent and the Company also agreed to cooperate and consult with each other in connection with the making of all registrations, filings, notifications and any other material actions pursuant to the regulatory efforts provision of the Merger Agreement, subject to applicable law and the instructions of any governmental entity. Parent will control and lead all communications and strategy relating to any governmental entity on behalf of all parties, subject to good faith consultations with the Company.

Indemnification and Insurance

Under the Merger Agreement, Parent and Merger Sub agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by the Merger Agreement), if any, existing at the time of the Merger Agreement in favor of any person who is at the date of the Merger Agreement, was, or becomes at any time prior to the Effective Time a director, officer or employee of the Company or any of its subsidiaries in their capacities as such, or a director, officer or employee of another entity, but only to the extent that such individual is or was serving in such capacity at the request of the Company or any of its subsidiaries as provided in its Memorandum and Articles, the organizational documents of any applicable subsidiary of the Company or in any written agreement with the Company or any of its subsidiaries will survive the Merger and will continue in full force and effect in accordance with their terms.

For a period of six years from and after the Effective Time, the Surviving Company and its subsidiaries will (and Parent will cause the Surviving Company and its subsidiaries to) maintain in effect provisions in its Memorandum and Articles of Association and the organizational documents of the subsidiaries of the Company regarding indemnification, exculpation and advancement of expenses of directors, officers and employees no less advantageous to the intended beneficiaries thereof than those contained in the Memorandum and Articles of Association of the Company or such other organizational documents, as applicable, as of the date of the Merger Agreement.

For a period of six years from and after the Effective Time, Parent and the Surviving Company will jointly and severally indemnify and hold harmless each person who is at the date of the Merger Agreement, was, or becomes at any time prior to the Effective Time a director or officer of the Company in their capacities as such from and against any reasonable and documented costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any of the transactions contemplated by the Merger Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto). In addition, Parent and the Surviving Company will jointly and severally advance, prior to the final disposition of any claim, proceeding, investigation or inquiry that may be subject to indemnification under the indemnification and insurance provisions and for which indemnification is sought by a person entitled thereto all reasonable and documented costs, fees and expenses incurred by such indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, nonappealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification; provided, that Parent and the Surviving Company will not be required to advance expenses in certain circumstances.

Following the execution of the Merger Agreement, the Company will promptly appoint as its insurance broker of record an insurance broker nationally recognized in the United States and designated by Parent. Prior to the Effective Time, Parent and the Company will cooperate with such broker of record to obtain, on behalf of the Company, (i) one or more binding quotes for a policy or policies of directors’ and officers’ liability insurance, for the Company that either (a) contains an aggregate policy limit that is not less than $30 million and are otherwise in scope no less favorable than that of the current directors’ and officers’ liability insurance maintained by the Company or (b) increases the policy limit of the current directors’ and officers’ liability insurance policy maintained by the Company by at least $10 million, and (ii) one or more binding quotes for “tail” coverage with respect to directors’ and officers’ liability insurance that (a) has an aggregate policy limit that is not less than $30 million and is otherwise in scope no less favorable than the current directors’ and officers’ liability insurance maintained by the Company and (b) covers a six year extended reporting period; and, following receipt of such binding quote or quotes for a policy or policies of (x) directors’ and officers’ liability insurance, the Company may bind and purchase any such directors’ and officers’ liability insurance policy or policies pursuant to a quote or quotes that are reasonably acceptable to Parent and complies with clause (i) above, and (y) “tail” coverage with respect to directors’ and officers’ liability insurance, the Company will, effective as of the Effective Time, purchase a policy or policies with respect to such “tail” coverage that is designated by Parent and complies with clause (ii) above. If Parent and the Company do not receive any such binding quotes with respect to either any such directors’ and officers’ liability insurance policy or any such “tail” coverage with respect to directors’ and officers’ liability insurance in each case that comply with the requirements set forth in the immediately forgoing sentence, within 30 business days after the date on which the Company has designated as its insurance broker of record the broker designated by Parent as described above, then the Company may, as applicable (1) prior to the Effective Time, increase the policy limit of the current policy of directors’ and officers’ insurance maintained by the Company by at least $10 million using its own broker of record, provided that, in the case of this clause (1), the increase in the aggregate annual premium paid with respect to such policy of directors’ and officers’ insurance per $10 million of such increase in the policy limit will not exceed 80% of the average annual premium paid per $10 million of the existing policy limit for the policy of directors’ and officers’ insurance maintained by the Company, and/or (2) effective as of the Effective Time, purchase “tail” coverage with respect to a policy of directors’ and officers’ liability insurance, in each case, on the terms described in clauses (i) and (ii) above, respectively; provided that (i) in no event will Parent or the Surviving Company be required to pay, with respect to the entire six-year period following the Effective Time, premiums for “tail” coverage with respect to directors’ and officers’ liability insurance under this sentence which in the aggregate exceed 350% of the annual premium payable by the Company for such insurance in effect immediately prior to the date of the Merger Agreement, nor the Company purchase any such “tail” coverage without Parent’s prior consent. To the extent the Company purchases such “tail” coverage at or prior to the Effective Time in accordance with insurance provisions of the Merger Agreement, the Surviving Company will (and Parent will cause the Surviving Company to) maintain such “tail” coverage in full force and effect and honor its obligations thereunder for the duration of such policy. To the extent that the Company is unable to obtain such “tail” coverage with respect to directors’ and officers’ liability insurance on the terms set forth in the insurance provisions effective as of the Effective Time, the Surviving Company will either cause to be maintained in effect policies of directors’ and officers’ liability insurance maintained by the Company or provide substitute policies or purchase “tail” coverage with respect to directors’ and officers’ liability insurance, in either case, of at least such same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insureds with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2018, and if the Surviving Company is unable to obtain the directors’ and officers’ liability insurance required by the insurance provisions of the Merger Agreement, it will obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to such maximum amount, in respect of each policy year within such period.

Additional Agreements

The Merger Agreement contains additional agreements between us and the Parent relating to, among other things:

●	Parent’s access to information;

●	consultations regarding public announcements;

●	third-party consents;

●	notification of certain matters;

●	tax matters;

●	stock exchange delisting;

●	shareholder litigation; and

●	anti-takeover laws.

Conditions of the Merger

The obligation of each party to the Merger Agreement to consummate the Merger is subject to the satisfaction (or express written waiver by the relevant party in its sole discretion) on or prior to the closing date of the Merger of the following conditions:

●	obtaining the necessary approval of the shareholders (which was obtained upon the delivery of the Shareholder Written Consent);

●	no law will be in effect preventing or restraining (temporarily or permanently) the consummation of the transactions contemplated by the Merger Agreement; and

●	any waiting period under the HSR Act will have been terminated or expired and the other relevant approvals (including EU Merger Regulation) will have occurred or will have been obtained.

The obligation of Parent and Merger Sub to consummate the Merger is further subject to the fulfillment (or express written waiver by Parent in its sole discretion), on or prior to the closing date of the Merger, of the following conditions:

●	the accuracy of the representations and warranties of the Company in the Merger Agreement as of the date of the Merger Agreement and as of the closing date of the Merger (except for any representations and warranties expressly related to an earlier date, which representations and warranties must be true and correct only as of such earlier date), except where the failure of such representations or warranties to be accurate would not have a “material adverse effect” (it being understood that, for purposes of determining such accuracy, all materiality qualifiers in such representations and warranties will be disregarded); provided, that (i) such representations and warranties pertaining to the Company’s capitalization may include de minimis inaccuracies, and (ii) such representations and warranties pertaining to the Company’s organization, authority, brokers and opinion of the financial advisor must be accurate in all material respects (it being understood that, for purposes of determining such accuracy, all materiality qualifiers in such representations and warranties will be disregarded) as of the date of the Merger Agreement and as of the closing date of the Merger;

●	performance in all material respects of the Company’s obligations and agreements under the Merger Agreement;

●	delivery to Parent of a certificate executed by a senior officer certifying to the satisfaction of the two conditions above; and

●	since the date of the Merger Agreement, no material adverse effect will have occurred with respect to the Company.

The obligation of the Company to consummate the Merger is further subject to the satisfaction (or express written waiver, in its sole discretion, by the Company), on or prior to the closing date of the Merger, of the following conditions:

●	the accuracy of the representations and warranties of Parent and Merger Sub in the Merger Agreement as of the date of the Merger Agreement and as of the closing date of the Merger (except for any representations and warranties expressly related to an earlier date, which representations and warranties must be true and correct only as of such earlier date), except where the failure of such representations or warranties to be accurate would not have a “material adverse effect” (it being understood that, for purposes of determining such accuracy, all materiality qualifiers in such representations and warranties will be disregarded);

●	performance in all material respects of the obligations and agreements of each of Parent and Merger Sub under the Merger Agreement; and

●	delivery to us of (i) a certificate executed by a senior officer of Parent certifying to the satisfaction of the two conditions above with respect to Parent and (ii) a certificate executed by a senior officer of Merger Sub certifying to the satisfaction of the two conditions above with respect to Merger Sub.

No party to the Merger Agreement may rely on the failure of a condition to closing set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement or such party's breach of the Merger Agreement.

Termination or Abandonment

The Merger Agreement may be terminated at any time prior to the Effective Time in the following circumstances:

●	by mutual written consent of the Company and Parent;

●	by either the Company or Parent, if:

●	the Merger is not consummated by the End Date, provided that the party seeking the right to so terminate the Merger Agreement has not breached its obligations under the Merger Agreement in any material respect and in any manner that has proximately caused the failure to consummate the Merger on or before such date;

●	since the date of the Merger Agreement, any governmental entity of competent jurisdiction has enacted, issued, granted or promulgated any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such law or order has become final and non-appealable; or

●	the other party, has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or any representation or warranty of the other party has become untrue, and such breach or failure to perform or to be true would result in the failure of a closing condition and either (i) cannot be cured by the End Date or (ii) has not been waived by the party seeking to terminate the Merger Agreement or cured by the earlier of the End Date and 30 days after the date on which the party seeking to terminate the Merger Agreement has given the other party written notice of such breach or failure.

Effect of Termination

If the Merger Agreement is terminated by us or Parent in accordance with its terms, the Merger Agreement will terminate (except for certain sections which survive termination), and there will be no other liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the respective other party, except liability arising out of willful and material breach of the Merger Agreement occurring prior to the termination date by any party, in which case such party will be liable for any damages incurred or suffered by the other parties as a result of such willful and material breach that are the natural, probable and reasonably foreseeable result thereof (which damages will not be limited to reimbursement of out-of-pocket costs or expenses, and may include the benefit of the bargain lost by equityholders, which will be considered damages of such party).

Amendment or Supplement

At any prior to the Effective Time, the Merger Agreement may be amended or supplemented in writing by the Company, Parent and Merger Sub with respect to any of the terms contained in the Merger Agreement, except that following delivery of the Shareholder Written Consent there will be no amendment to the provisions of the Merger Agreement which by law requires further approval by such shareholders without such further approval, nor will there be any amendment of the Merger Agreement that is not permitted under applicable law.

Extension of Time; Waiver

At any time prior to the Effective Time, the Company, Parent and Merger Sub may (i) extend the time for the performance of any of the obligations or acts of the other parties; (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant thereto; or (iii) waive compliance with any of the agreements or conditions of the other parties contained herein.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York, other than Section 5-1401 of the New York General Obligations Law except that (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable law of the BVI will apply to the standard of conduct governing acts by the Board in connection with the Merger Agreement.

THE SHAREHOLDER WRITTEN CONSENT AND DEED OF COVENANT

Concurrently with the execution and delivery of the Merger Agreement on January 6, 2019, IBS and two of its affiliates, Awosting and Codeffroy, executed and delivered the Shareholder Written Consent, pursuant to which such entities voted to authorize and approve the Merger and authorize the Merger Agreement and the Plan of Merger. As a result of the execution and delivery of the Shareholder Written Consent, no further action by any holder of any Ordinary Shares is required to authorize or approve the Merger Documents or the transactions contemplated thereby, including the Merger. As of January 4, 2019, IBS, Awosting and Codeffroy beneficially owned, in the aggregate, 11,117,582, or 100%, of the Company’s Class B Shares, and 67,266, or approximately 35%, of the Company’s Class A Shares. Such shares represent approximately 83% of the votes entitled to be cast by the holders of the Ordinary Shares in connection with the Merger Agreement and the Merger. Immediately following the execution and delivery of the Merger Agreement and the Shareholder Written Consent, IBS, Awosting and Codeffroy entered into the Deed of Covenant.

The following is a summary of the material terms of the Deed of Covenant. This summary does not purport to be complete and may not contain all of the information about the Deed of Covenant that is important.

Deed of Covenant

The Deed of Covenant provides that each of IBS, Awosting and Codeffroy must:

●	not revoke, or attempt to revoke, or take any action which would be inconsistent with or would otherwise negate, supersede, limit the effectiveness of or revoke the Shareholder Written Consent;

●	not enter into any agreement, arrangement or understanding to dispose of or encumber any of its voting shares or dispose of or otherwise encumber any of the voting shares, in each case other than as provided for pursuant to the Merger Agreement or the Plan of Merger;

●	not exercise any dissent rights in respect of the voting shares in connection with the Merger and, to the fullest extent possible under applicable law, each of IBS, Awosting and Codeffroy irrevocably waives such dissent rights;

●	not to convene, requisition, or join in convening or requisitioning of, any meeting of shareholders of the Company without the prior consent of Parent; and

●	not to enter into any agreement or understanding with any other person that contravenes any of the foregoing provisions.

On any matter not covered by the above provisions, each party to the Deed of Covenant may vote its shares in any manner it deems appropriate, provided that such vote would not reasonably be expected to in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or the Shareholder Written Consent.

Termination

The Deed of Covenant and all obligations of the parties thereunder may be terminated by any party upon the: (i) termination of the Merger Agreement in accordance with its terms, (ii) Parent’s notification to IBS of its intention to terminate the Merger Agreement or (iii) mutual written agreement of IBS and Parent.

THE VOTING AGREEMENT

Concurrently with the execution and delivery of the Merger Agreement on January 6, 2019, Dmitry Loschinin, the Company's chief executive officer, executed a voting agreement (the “Voting Agreement”) with Parent and Merger Sub, pursuant to which he irrevocably undertook and covenanted to vote all of his shares in favor of any resolution in support of the Merger Agreement and the Merger, and to vote against any alternative proposal, that may be presented to the holders of our Ordinary Shares.

Additionally, the Voting Agreement provides that Mr. Loschinin must:

●	not enter into any agreement, arrangement or understanding to dispose of or otherwise encumber any of his voting shares or dispose of or otherwise encumber any of his voting shares, in each case other than as provided for pursuant to the Merger Agreement or the Plan of Merger;

●	not exercise any dissent rights in respect of his voting shares in connection with the Merger and, to the fullest extent possible under applicable law, irrevocably waive such dissent rights;

●	in his capacity as a shareholder of the Company, not convene, requisition, or join in convening or requisitioning, or attend any meeting of shareholders of the Company without the prior consent of Parent; and

●	not enter into any agreement or understanding with any other person that contravenes any of the foregoing provisions.

The Voting Agreement and all obligations of the parties thereunder may be terminated by either Parent or Mr. Loschinin upon the: (i) termination of the Merger Agreement in accordance with its terms, (ii) notification by Parent to Mr. Loschinin in writing of its intention to terminate the Merger Agreement or (iii) mutual written agreement of Mr. Loschinin and Parent.

Mr. Loschinin is required to notify the Company promptly following the receipt by him or any of his representatives of (a) any approach to discuss any potential alternative proposal or (b) any alternative proposal, in each case communicated to him by a person other than the Company.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of January 14, 2019 (unless otherwise noted), for:

●	each person or entity who is known by us to beneficially own more than 5% of the outstanding Ordinary Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o Luxoft International Ltd., Gubelstrasse 24, 6300 Zug, Switzerland, and, to the Company’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the shares indicated as owned by such person, subject to applicable community property laws. The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 34,011,008 Ordinary Shares outstanding on January 14, 2019. The amounts and percentage of Ordinary Shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

Shares Beneficially Owned
	Class A Shares		Class B Shares
Name of Beneficial Owner	Number	Percentage	Number	Percentage	% of Total Voting Power
Principal shareholders		%		%
Awosting Ltd. (1)	5,000	*	8,387,100	75.4%	62.6%
Codeffroy Ltd. (1)	62,266	*	2,730,482	24.6%	20.4%
MFS Co. (2)	2,533,917	11.1%	-	-	1.9%
FMR LLC (3)	2,165,594	9.5%	-	-	1.6%
M&G Investment Management Limited (4)	1,295,540	5.7%	-	-	1.2%
Executive officers and directors
Dmitry Loschinin (5)	967,555	4.2%	-	-	*
Michael Friedland (6)	31,966	*	-	-	*
Evgeny Fetisov	15,568	*	-	-	*
Roman Trachtenberg	14,432	*	-	-	*
Alwin Bakkenes	4,644	*	-	-	*
Samuel Mantle	13,324	*	-	-	*
Grigory Kauzov	11,379	*	-	-	*
Esther Dyson	90,175	*	-	-	*
Glen Granovsky	56,125	*	-	-	*
Marc Kasher	-	-	-	-	-
Anatoly Karachinskiy	-	-	-	-	-
Thomas Pickering	-	-	-	-	-
Sergey Matsotsky	-	-	-	-	-
Yulia Yukhadi	21,250	*	-	-	*
All executive officers and directors as a group (14 persons)	1,226,418	5.4%	-	-	*

*	Less than 1%.

(1)	Based on a Schedule 13G/A jointly filed on February 7, 2018 by IBS Group Holding Limited (“IBS”), IBS has shared voting power and shared dispositive power over 11,117,582 of our Class B Shares and 67,266 of our Class A Shares. IBS holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 8,387,100 Class B Shares and 5,000 Class A Shares. Codeffroy has shared voting power and shared dispositive power over 2,730,482 Class B Shares and 62,266 Class A Shares. IBS is controlled by Croyton Limited, which serves as the trustee for IBS founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS, Awosting and Codeffroy is c/o IBS Group Holding Limited, 11 Hope Street, Douglas, Isle of Man, IM1 1AQ.

(2)	Based on a Schedule 13G filed on January 9, 2019, Massachusetts Financial Services Company (“MFS”) holds sole voting power over 2,371,678 Class A Shares and sole dispositive power over 2,533,917 Class A Shares. The address of MFS is 111 Huntington Avenue, Boston MA 02199.

(3)	Based on a Schedule 13G/A filed on February 13, 2018, FMR LLC (“FMR”) holds sole dispositive power over 2,165,594 Class A Shares and sole voting power over 430,843 Class A Shares. FMR reported its securities holdings in the Company on behalf of itself and certain of its affiliates and subsidiaries. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company , a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)	Based on a Schedule 13G filed on February 14, 2018, M&G Investment Management Limited (“M&G”) holds sole voting power over 999,544 Class A Shares and sole dispositive power over 1,295,540 Class A Shares. The address of M&G is Governor’s House, Laurence Pountney Hill, London, EC4R 0HH.

(5)	Including 65,702 restricted stock units that vest on August 12, 2018. The receipt of the underlying Class A Shares is subject to Mr. Loschinin’s submission of an exercise notice to us. Mr. Loschinin’s address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

(6)	Including 25,500 Class A Shares held by Mr. Friedland’s spouse.

DISSENTERS’ RIGHTS

Under the laws of the British Virgin Islands, shareholders of the Company are entitled to dissent from the Merger in accordance with Section 179 of the BVI Act, an extract of which is attached as Annex C to this information statement. IBS Group and the CEO have agreed not to exercise dissent rights for any shares owned by them. Shareholders of the Company who duly and validly exercise their right of dissent in relation to the Merger in accordance with the provisions of section 179 of the BVI Act (“Dissenting Shareholders”) will not be entitled to receive the Merger Consideration as they will only be entitled to the right to payment of the “fair value” of their Class A Shares if the Merger is completed, as determined in accordance with Section 179 of the BVI Act. To the extent the Company and a Dissenting Shareholder are unable to agree on the “fair value”, a statutory appraisal process is required to determine the fair value of a dissenting Class A Shareholder’s Class A Shares. While the fair value of a Class A Shareholder’s Class A Shares as determined under this appraisal procedure could be more than or the same as the Merger Consideration, Class A Shareholders are cautioned that the fair value of their Class A Shares could also be determined to be significantly less than the Merger Consideration and that fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the Class A Shares, directly or indirectly, induced by the proposed Merger.

Dissenters’ rights are available only to Class A Shareholders whose names are entered in the register of members of the Company as a registered holder of Class A Shares. Any person who holds Class A Shares in the Company through a depositary, nominee or broker and who wishes to exercise his, her or its statutory right to dissent from the Merger must first ensure that he, she or it is entered in the register of members of the Company and therefore becomes a “member” for the purpose of the BVI Act. Class A Shareholders whose shares are held in “street name” must contact their depositary, nominee or broker to determine the relevant procedure for transferring the shares in the name of the shareholder and therefore become a member. Shareholders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Class A Shares under Section 179 of the BVI Act.

Within 20 days immediately following the date of the Shareholder Written Consent, the Company must notify all other shareholders of record of the Company in writing of such approval. The Company sent such notices to the shareholders of record on the date following the delivery of such Shareholder Written Consent and has also notified shareholders of the Shareholder Written Consent pursuant to the terms of this information statement for the purposes of section 170(4) of the BVI Act.

Within 20 days immediately following the date of this information statement (the “Dissent Period”), a dissenting shareholder must give written notice of its election to dissent from the Merger under Section 179 of the BVI Act (a “Notice of Dissent”) to the Company. The Notice of Dissent must state (a) the shareholder’s name and address; (b) the number and class of the Class A Shares with respect to which he dissents (the “Dissenting Shares”); and (c) a demand for payment of the fair value of his shares.

It is important to note that:

●	A Dissenting Shareholder must dissent in respect of all the shares which he holds in the Company. It is not possible to only dissent in respect of certain shares held by a shareholder, and any Notice of Dissent purporting to do so will be invalid.

●	Once Notice of Dissent is given, a Dissenting Shareholder will cease to have the rights of a shareholder and will only be entitled to receive payment of the fair value of his shares in accordance with section 179 of the BVI Act.

Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the effective date of the Merger, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder specifying the consideration determined by the Company to be the fair value of such Dissenting Shares. As noted above, the Board believes the Merger Consideration represents fair value for the Class A Shares and the Company currently expects that the Fair Value Offer will therefore be $59.00 per Ordinary Share.

If, within 30 days immediately following the date of the Fair Value Offer, the Company and a Dissenting Shareholder fail to agree on the fair value consideration for Dissenting Shares, then, within 20 days immediately following the date of the expiry of such 30-day period:

●	the Company and the Dissenting Shareholder would each designate an appraiser;

●	the two designated appraisers together would designate a third appraiser; and

●	the three appraisers would fix the fair value of the Dissenting Shares in accordance with the BVI Act. It should be noted that, under the terms of the BVI Act, fair value would be determined at the close of business on the business day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the Dissenting Shares, directly or indirectly, induced by the proposed Merger.

The fair value determined by the three appraisers would be binding on the Company and the Dissenting Shareholder for all purposes. The Company will pay, in cash, the fair value of the Dissenting Shares determined by the appraisers to the Dissenting Shareholders.

All notices and petitions (including any Notice of Dissent) must be executed by or for the shareholder, fully and correctly, as such shareholder’s name appears on the Company’s register of members. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attach to the shares.

As explained above, dissenters’ rights are available only to shareholders of record. If you hold any shares as the beneficial owner but are not the “registered holder” or “member” of such Ordinary Shares and you wish to exercise dissenters’ rights, you must arrange for such Ordinary Shares to be registered in your name and comply with the procedures and requirements described above for exercising dissenters’ rights with respect to the Ordinary Shares under Section 179 of the BVI Act.

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the Plan of Merger and Articles of Merger. Dissenters’ rights may not be exercised unless they are exercised in accordance with the procedure described above. Section 101 of the BVI provides that you may serve notice on the Company by sending your notice to the Company’s registered office or the office of the Company’s registered agent in the British Virgin Islands; that address is: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110 British Virgin Islands. However, the Company will also accept notices served on the Company at the following New York Address: Luxoft Holding, Inc, 100 Wall St., Suite 503, New York, NY 10005. Given regular mail to the British Virgin Islands can take significantly longer and may be less reliable than regular mail within the United States, should you wish to serve your notice on the Company at its registered office in the British Virgin Islands, the Company advises you to do so by way of a courier service and that you also serve a copy of that notice to the Company at the Company’s above described New York address.

Class A Shareholders are also cautioned that the Board has determined that the Merger Consideration is a fair price and that, if a Class A Shareholder initiates an appraisal process, they may be responsible for a portion of the costs of the appraisal. Given the complexity of the appraisal process, shareholders are cautioned that such costs may exceed the fair value of a shareholder’s shares.

Any Class A Shareholder who considers exercising dissent rights is strongly advised to consult legal counsel in the British Virgin Islands.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual reports with the SEC and files and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

The Company’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, the Company’s filings with the SEC are also available for free to the public at the Investor Relations portion of the Company’s website, www.investor.luxoft.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

The Company incorporates by reference into this document the documents listed below. Any filings the Company makes with the SEC under Section 13(a) or 15(d) of the Exchange Act, after the date of this document will be deemed to be incorporated by reference into this document. In addition, any reports of foreign private issuer on Form 6-K furnished by the Company to the SEC after the date of this document which the Company identifies as being incorporated by reference into this document are also incorporated by reference herein. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Company Documents Filed with or Furnished to the SEC (SEC file number 001-35976)	Date on which Filed with or Furnished to SEC
Annual Report on Form 20-F for Year Ended March 31, 2018	July 23, 2018

Reports of Foreign Private Issuer on Form 6-K	January 7, 2019, February 14, 2018, April 13, 2018, May 24, 2018, August 14, 2018, August 15, 2018, September 14, 2018 and November 15, 2018, in each case, to the extent specified in that Form 6-K.

You may obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from the Company. You may also obtain these documents from the SEC or through the SEC’s website, described above. Documents incorporated by reference are available from the Company without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the Company at the following address, telephone number and email address:

Luxoft Holding, Inc

100 Wall St., Suite 503

New York, NY 10005

Attention: Tracy Krumme, Investor Relations

Phone: (212) 964-9900

Email: IR@Luxoft.com

You should not send in your share certificates until you receive the transmittal materials from the Paying Agent.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated January 16, 2019. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to holders of our Ordinary Shares does not create any implication to the contrary.

ANNEX A

Merger Agreement, dated as of January 6, 2019

(including the Plan of Merger and Articles of Merger)

Execution Version

MERGER AGREEMENT

by and among

DXC TECHNOLOGY COMPANY,

as Parent,

LUNA EQUITIES, INC.,

as Merger Sub,

and

LUXOFT HOLDING, INC,

as the Company

Dated as of January 6, 2019

i

ii

Schedule A	Articles of Merger
Schedule B	Plan of Merger

iii

MERGER AGREEMENT

This MERGER AGREEMENT, is made and entered into as of January 6, 2019 (this “Agreement”), by and among DXC Technology Company, a Nevada corporation (“Parent”), Luna Equities, Inc., a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Luxoft Holding, Inc, a company incorporated under the laws of the British Virgin Islands (the “Company”).

W I T N E S S E T H :

WHEREAS, the Parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement and the Plan of Merger and pursuant to and in accordance with Section 170 of the BVI Business Companies Act, 2004, as amended (the “BVI Act”), of the British Virgin Islands;

WHEREAS, the Board of Directors of the Company (the “Company Board”) deems it advisable and in the best interests of the Company and its shareholders that the Company engage in the Merger and has approved the Merger, this Agreement and the Plan of Merger;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved this Agreement and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, each Significant Shareholder (as defined below) is executing and delivering an irrevocable written consent authorizing and approving this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement in the form previously provided to Parent (the “Shareholder Written Consent”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Chief Executive Officer is executing and delivering the Voting Agreement (as defined below) pursuant to which, inter alia, he is agreeing to cause all shares of the Company that are beneficially owned by him to be voted in favor of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, immediately following the execution and delivery of the Shareholder Written Consent, each Significant Shareholder will execute and deliver the Deed of Covenant (as defined below) pursuant to which, inter alia, each Significant Shareholder will irrevocably undertake and covenant not to revoke or take any action that would be inconsistent or otherwise negate, supersede or revoke the Shareholder Written Consent.

NOW THEREFORE, the Parties agree as follows:

Article I
DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below.

Annex A-1

“Action” means any action, suit, litigation, claim, arbitration, mediation, investigation, audit or other proceeding, in each case by or before any Governmental Entity, whether civil, criminal, administrative or otherwise, in law or in equity.

“Affected Employee” has the meaning ascribed to it in Section 6.5(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” has the meaning ascribed to it in the preamble.

“Anti-Corruption Law” means each of (i) the FCPA; (ii) the United Kingdom Bribery Act of 2010 and precursor anti-bribery Laws; and (iii) any similar anti-corruption Laws issued, administered or enforced by any relevant Governmental Entity.

“Anti-Money Laundering Laws” means all applicable Laws relating to money laundering, including, without limitation, financial recordkeeping and reporting requirements, including the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the UK Proceeds of Crime Act 2002 and the UK Terrorism Act 2000, as amended.

“Anti-Takeover Laws” has the meaning ascribed to it in Section 4.24.

“Articles of Association” means the amended and restated articles of association of the Company registered with the Registrar on August 14, 2018.

“Articles of Merger” means the articles of merger, substantially in the form set out in Schedule A to this Agreement and approved by the Company Board and the Board of Directors of Merger Sub, which are to be executed by the Company and Merger Sub and filed with the Registrar, in each case in accordance with the terms of this Agreement and the BVI Act.

“Book-Entry Shares” means Company Shares that have been issued and recorded on the register of members of the Company but in respect of which no Certificate has been issued, including Company Shares registered in the Company’s direct registration system immediately prior to the Effective Time or held in a book-entry account that immediately prior to the Effective Time represents or evidences any uncertificated Company Shares held of record by The Depository Trust Company.

“Business Day” means each day which is neither a Saturday, a Sunday nor any other day on which the SEC or banking institutions in New York, New York, Zug, Switzerland or the British Virgin Islands are authorized or obligated by Law or required by executive order to be closed.

Annex A-2

“BVI Act” has the meaning ascribed to it in the recitals.

“Cancelled Shares” has the meaning ascribed to it in Section 3.1(b).

“CEO Direct Report” has the meaning ascribed to it in Section 6.1(a)(v).

“Certificate” means any certificate that immediately prior to the Effective Time represents or evidences any Company Shares in issue.

“Chief Executive Officer” means Dmitry Loschinin.

“Class A Share” means a class A ordinary share, no par value, of the Company having the rights, privileges, restrictions and conditions set out in the Memorandum.

“Class B Share” means a class B ordinary share, no par value, of the Company having the rights, privileges, restrictions and conditions set out in the Memorandum.

“Closing” has the meaning ascribed to it in Section 2.2.

“Closing Date” has the meaning ascribed to it in Section 2.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to it in the preamble.

“Company Alternative Proposal” means any proposal or offer made by any Person (other than a proposal or offer by Parent or any of its Subsidiaries (including Merger Sub)) for (i) a merger consolidation, scheme of arrangement, plan of arrangement, business combination or similar transaction with the Company, pursuant to which any Person or group would acquire five percent (5%) or more of the issued and outstanding Company Shares or other class of shares or equity securities of the Company or any Subsidiary of the Company, (ii) the acquisition (by stock purchase, asset purchase, tender offer or exchange offer, as a result of recapitalization, or otherwise) by any Person or group of five percent (5%) or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (including for this purpose the outstanding assets and equity securities of the Company’s subsidiaries), (iii) the acquisition by any Person or group (and whether by way of transfer, issuance or any other means) of five percent (5%) or more of the issued and outstanding Company Shares or other class of shares or equity securities of the Company or any Subsidiary of the Company, or (iv) any combination of the foregoing.

“Company Benefit Plan” has the meaning ascribed to it in Section 4.11(a).

“Company Board” has the meaning ascribed to it in the recitals.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub together with the execution of this Agreement.

Annex A-3

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Leased Real Property” means all of the Leased Real Property of the Company and its Subsidiaries.

“Company Material Adverse Effect” means any change, event, circumstance, effect, development, condition or occurrence (each, an “Effect”) which, individually or together with any other Effects, has had, has or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), operation, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to perform its obligations under, or consummate the transactions contemplated by, this Agreement by the End Date; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, either alone or in combination, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been, a “Company Material Adverse Effect” under clause (a): (i) any changes or conditions in general economic, political or regulatory conditions or the financial, credit or securities markets; (ii) Effects that affect generally the industries or geographic locations in which the Company and its Subsidiaries operate; (iii) any changes in Laws, GAAP or other accounting standards applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, in each case after the date hereof; (iv) any outbreak, continuation or escalation of hostilities, sabotage or war (whether or not declared) or any act of terrorism or any other national or international calamity including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires and weather conditions; (v) Effects resulting from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby (provided that this clause (v) shall not apply to any representation or warranty contained in this Agreement to the extent that it purports to address the effect of this Agreement or the transactions contemplated hereby or any condition to Closing as it relates to such representations or warranties); (vi) any action or omission by the Company or any of its Subsidiaries taken with the written consent of Parent (or any action not taken as a result of a failure of Parent to consent to an action otherwise requiring Parent’s consent); (vii) any decline in the market price, or change in trading volume, of the Class A Shares (but not the Effects underlying such decline or change to the extent such Effects would not otherwise be excluded from determining whether a Company Material Adverse Effect has occurred hereunder); or (viii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predications of revenue, earnings, cash flow or cash position (but not the Effects underlying such failure to the extent such Effects would not otherwise be excluded from determining whether a Company Material Adverse Effect has occurred under clause (a)); provided, further, that “Company Material Adverse Effect” shall include any Effects arising out of or attributable to the matters described in clauses (i) through (iv) above to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately affected by any such Effect relative to other participants in the industries or geographic locations in which the Company and its Subsidiaries operate.

“Company Material Contracts” has the meaning ascribed to it in Section 4.10(a).

Annex A-4

“Company Owned Real Property” means all of the Owned Real Property of the Company and its Subsidiaries.

“Company Permits” has the meaning ascribed to it in Section 4.15.

“Company SEC Documents” has the meaning ascribed to it in Section 4.7(b).

“Company Shareholder Approval” means, with respect to the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement pursuant to the Memorandum and the BVI Act, (a) the affirmative vote of a majority of two thirds (2/3) or more of the votes of the Company Shares entitled to vote thereon which were present at a duly-called meeting of all the shareholders of the Company and voted, or (b) a resolution consented to in writing by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the Company Shares entitled to vote thereon.

“Company Shares” means, collectively, the Class A Shares and Class B Shares.

“Company Stock Plan” means the Company Amended and Restated 2014 Incentive Compensation Plan.

“Confidentiality Agreement” has the meaning ascribed to it in Section 6.2.

“Consents” means consents, clearances, approvals, agreements, exemptions, waivers, authorizations, filings, registrations and notifications.

“Contract” means any contract, agreement, lease, sublease, license, sublicense, instrument, indenture, collective bargaining agreement, mortgage, purchase or sales order, undertaking, arrangement, understanding, evidence of indebtedness, binding commitment or instrument (whether written or oral) (including amendments and supplements, modifications and side letters or agreements).

“Copyrights” means copyrights (registered and unregistered) and rights therein.

“Credit Suisse” means Credit Suisse Securities (USA) LLC.

“Deed of Covenant” means the deed of covenant, dated as of the date hereof and executed and delivered immediately after the execution of this Agreement, by and among Parent, Merger Sub and the Significant Shareholders.

“Dissenting Notice Period” has the meaning ascribed to it in Section 3.1(e).

“Dissenting Shares” means Company Shares with respect to which holders thereof have duly and validly exercised their right of dissent in relation to the Merger and in accordance with the provisions of Section 179 of the BVI Act.

“Distribution Documents” has the meaning ascribed to it in Section 4.21.

“Domain Names” means Internet domain names and rights therein.

Annex A-5

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

“EUMR” means the European Union Merger Regulation.

“Effect” has the meaning as set forth in the definition of Company Material Adverse Effect.

“Effective Time” has the meaning ascribed to it in Section 2.3.

“Electronic Data Room” has the meaning ascribed to it in Section 4.27.

“End Date” has the meaning ascribed to it in Section 8.1(b).

“Environmental Law” means any applicable federal, state, local and non-U.S. Law, judicial decisions, injunctions and permits and governmental agreements relating to protection of human health (as it relates to exposure to hazardous or toxic materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including those relating to the Release of hazardous or toxic materials.

“ERISA” has the meaning ascribed to it in Section 4.11(a).

“ERISA Affiliate” means any trade or business whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 400(b) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exchange Fund” has the meaning ascribed to it in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing the Merger Consideration by the VWAP of Parent Common Stock.

“Export Control Laws” means (a) all applicable trade, export control, import, and antiboycott Laws imposed, administered, or enforced by the U.S. Government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the Export Controls Act of 2018 (22 U.S.C. § 2751 et seq.), Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Fairness Opinion” has the meaning ascribed to it in Section 4.25.

“FCPA” has the meaning ascribed to it in Section 4.9(b).

Annex A-6

“GAAP” means the United States generally accepted accounting principles, consistently applied.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (b) any political party or party official or candidate for political office; (c) any public international organization, any department or agency thereof, or any officer, employee or representative thereof; or (d) any Person or other entity owned in whole or in part, or controlled by, any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Governmental Entity” means any United States (whether federal, state or local) or non-U.S., provincial or supranational governmental or regulatory agency, securities exchange, commission, court, body, department, board, entity or authority or works council or similar body, including the European Union, and any court, arbitration panel or tribunal of competent jurisdiction.

“Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law, including (a) petroleum, asbestos or polychlorinated biphenyls and (b) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, of any Person, without duplication, (i) all indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iii) all lease obligations of a Person under leases that are capital leases in accordance with GAAP, (iv) any obligations of a Person in respect of banker’s acceptances, performance bond or letters of credit (other than stand-by letters of credit or documentary letters of credit in support of trade payables, in each case incurred by a Person in the ordinary course of business) and (v) any indebtedness referred to in clauses (i) through (iv) above of any other Person that is either guaranteed by, or secured by any Lien (other than Permitted Liens) upon any material property or assets owned by such first Person.

“Indemnified Party” has the meaning ascribed to it in Section 6.8(b).

“Information Statement” means a written information statement in compliance with applicable Law which will be delivered to each holder of Company Shares, including, (i) a letter to shareholders, (ii) written notice from the Company of the Shareholder Written Consent constituting the Company Shareholder Approval to each holder of Company Shares who did not execute and deliver the Shareholder Written Consent pursuant to Section 8.22 of the Articles of Association and Section 179 of the BVI Act (in each case to the extent not previously sent to such holders of Company Shares), (iii) the Company Board Recommendation, (iv) a copy of this Agreement and the Plan of Merger in accordance with Section 170 of the BVI Act (in each case, to the extent not previously sent to such holders of Company Shares), (v) a copy of the Fairness Opinion, (vi) such other information as the Company believes is necessary or advisable to be delivered by the Company to holders of Company Shares in connection with the receipt of the Shareholder Written Consent and the Company Shareholder Approval pursuant to the provisions of the Memorandum and Articles of Association, the BVI Act, the Exchange Act, the rules and regulations of the New York Stock Exchange or other applicable Law and (vii) such additional information as Parent and the Company may mutually agree or that the Company Board has concluded in good faith (after consultation with the Company’s outside legal advisors) that failure to include would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

Annex A-7

“Intellectual Property” means all worldwide Trademarks, Copyrights, Domain Names, Patents, Software, Trade Secrets, all rights in the foregoing together with any applications for registration thereto and any renewals and extensions thereof.

“Interests” means shares, partnership interests, limited liability company interests or any other equity interests in any Person.

“IRS” means the United States Internal Revenue Service.

“IT Systems” has the meaning ascribed to it in Section 4.17(e).

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge, after reasonable inquiry of their respective direct reports, of any of the individuals listed on Section 1.1(a) of the Company Disclosure Letter and (b) with respect to Parent or Merger Sub, the actual knowledge, after reasonable inquiry of their respective direct reports, of any of the individuals listed on Section 1.1(a) of the Parent Disclosure Letter.

“KPI Bonuses” means bonuses payable under the annual, semi-annual and quarterly KPI bonus program of the Company.

“Law” means all statutes, laws (including common law and equity), ordinances, decrees, Orders, writs, judgments, injunctions, rules, directives, regulations or other requirement of any Governmental Entity.

“Leased Real Property” means, with respect to any Person, all real property leased with respect to which the applicable lease may not be terminated by such Person at will or by giving notice of ninety (90) days or less without material penalty, cost or other liability.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, hypothec (including legal hypothecs), servitude, easement, encroachment, right-of-way, restrictive covenant on real or immovable property, real property license, other real rights in favor of third parties, charge, prior claim, lease, exclusive license, occupancy agreement, leasing agreement, statutory or deemed trust, a conditional sale agreement, equity or charge of any kind or any restriction on transfer or, in the case of securities, voting rights in favor of any third party.

“Material Customer” has the meaning ascribed to it in Section 4.22.

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“Material Supplier” has the meaning ascribed to it in Section 4.22.

“Maximum Amount” has the meaning ascribed to it in Section 6.8(c).

“Memorandum” means the amended and restated memorandum of association of the Company registered with the Registrar on August 14, 2018.

“Merger” has the meaning ascribed to it in the recitals.

“Merger Consideration” has the meaning ascribed to it in Section 3.1(a).

“Merger Sub” has the meaning ascribed to it in the preamble.

“Non-U.S. Plan” has the meaning ascribed to it in Section 4.11(g).

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of Treasury.

“Order” means any order, judgment, ruling, decision, injunction, award, decree, or writ of any Governmental Entity, or any settlement agreement or compliance agreement entered into in connection with any Action.

“Organizational Documents” means with respect to any Person, the articles or certificate or deed of incorporation or organization and bylaws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, any stockholders’ agreement or such other similar organizational documents of such Person.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Owned Real Property” means, with respect to any Person, all real property owned by such Person.

“Parent” has the meaning ascribed to it in the preamble.

“Parent Common Stock” means a share of common stock of Parent, par value $0.01 per share.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company together with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect which, individually or together with any other Effects, has had, has or would reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their respective obligations under, or consummate the transactions contemplated by, this Agreement by the End Date.

“Parent RSU Award” has the meaning ascribed to it in Section 3.3(d).

“Party” or “Parties” means the Company, Parent and Merger Sub.

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“Patents” means patents, patent applications, patent disclosures and rights therein, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

“Paying Agent” has the meaning ascribed to it in Section 3.2(a).

“Performance Award Consideration” has the meaning ascribed to it in Section 3.3(b).

“Performance Share Award” means an equity-based award granted under the Company Stock Plan, covering Company Shares, and subject to vesting based on the achievement of any performance goals.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means any Lien (i) for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established by the Company in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established by the Company in accordance with GAAP, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, non-exclusive licenses, restrictions and other similar encumbrances which do not materially impair the value or use of the property subject thereto, or (v) transfer restrictions of general applicability on any securities of the Company or any of its Subsidiaries imposed by applicable securities Laws.

“Person” means an individual, general or limited partnership, limited liability partnership, joint venture, joint-stock company, corporation, limited liability company, estate, trust, firm, association, organization, entity or Governmental Entity.

“PII” has the meaning ascribed to it in Section 4.17(g).

“Plan of Merger” means the plan of merger, substantially in the form set out in Schedule B to this Agreement, and approved by the Company Board and the Board of Directors of Merger Sub, which is to be executed by the Company and Merger Sub and filed with the Registrar, in each case in accordance with the terms of this Agreement and the BVI Act.

“Promised RSU Award” has the meaning ascribed to it in Section 4.5(a).

“PSU Award” means any restricted stock units subject to performance vesting outstanding under the Company Stock Plan.

“PSU Consideration” has the meaning ascribed to it in Section 3.3(c).

“Registrar” means the Registrar of Corporate Affairs of the British Virgin Islands.

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“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, EUMR and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the migration of Hazardous Material through or in the air, soil, surface water or groundwater on, to or from a real property.

“Relevant Approvals” means the termination or expiration of the relevant waiting period under, and the approvals required to be obtained in connection with or in compliance with, (i) the HSR Act, (ii) the EUMR, or (iii) any other antitrust, competition, antimonopoly or similar Regulatory Law listed on Section 1.1(b) of the Company Disclosure Letter, in each case to the extent applicable to the transactions contemplated by this Agreement, including the Merger.

“Remedies Exception” has the meaning ascribed to it in Section 4.2(a).

“Representatives” means, with respect to any Person, such Person’s officers, directors, mangers, partners, employees, Affiliates, accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“RSU Award” means a restricted stock unit award granted under the Company Stock Plan covering Company Shares.

“RSU Letter Agreements” has the meaning ascribed to it in Section 4.5(a).

“RSU Consideration” has the meaning ascribed to it in Section 3.3(d).

“Sanctioned Country” means a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person, at any time, that is the subject or target of any Sanctions, including (i) any Person listed in any Sanctions-related list of designated or sanctioned Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, the European Union, or any European Union member state, or the United Kingdom, (ii) any Person operating, organized or resident in a Sanctioned Country, or (iii) any Person, directly or indirectly, owned or controlled by any such Person or Persons described in (i) or (ii).

“Sanctions” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Government Entities, including those administered by the U.S. Government through the U.S. Treasury Department’s Office of Foreign Assets Control or the U.S. Department of State, the European Union or its Member States, Her Majesty’s Treasury of the United Kingdom, or the United Nations Security Council.

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“SAR Consideration” has the meaning ascribed to it in Section 3.3(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholder Written Consent” has the meaning ascribed to it in the recitals.

“Significant Shareholders” means each of (i) IBS Group Holding Limited, (ii) Awosting Ltd., and (iii) Codeffroy Ltd.

“Software” means computer programs (whether in source code, object code, or other form), databases and compilations of data.

“SSI Contracts” has the meaning ascribed to it in Section 4.10(a)(vii).

“Stock Appreciation Right” means a stock appreciation right to purchase Company Shares granted under the Company Stock Plan.

“Subsidiary” of any Person means any company, corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% or more of the outstanding voting securities are, at the relevant time, directly or indirectly, owned by such Person or any Subsidiary of such Person, (ii) such Person or any Subsidiary of such Person is a general partner, or (iii) a majority of the ownership interests having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by such Person or any Subsidiary of such Person.

“Surviving Corporation” has the meaning ascribed to it in Section 2.1.

“Tax Return” means any return, report or statement of any kind with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes, and including any amendment thereof, filed or required to be filed with any Taxing Authority.

“Taxes” means any and all U.S. or non-U.S., federal, state, local or other taxes, levies or duties of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, abandoned property, unclaimed property, escheat, sales, use, capital stock or shares, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium, customs, disability, transfer, registration or net worth, and taxes in the nature of excise, withholding, ad valorem or value added taxes.

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“Taxing Authority” means any and all U.S. or non-U.S., federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any court, tribunal, official or quasi-governmental body, in each case, exercising authority with respect to Taxes.

“Termination Date” has the meaning ascribed to it in Section 6.1(a).

“Trade Secrets” means trade secrets within the meaning of applicable Law and all confidential or other proprietary information, including know-how, financial and marketing plans, research and development information, inventions, processes, formulae, models, and methodologies.

“Trademarks” means trademarks (registered and unregistered), service marks, trade names, logos, slogans, trade dress, and other similar designations of source or origin and rights therein.

“Transaction Documents” means this Agreement, the Plan of Merger and the Articles of Merger, including all schedules, annexes, exhibits, attachments and appendices thereto.

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code.

“VAT” means any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) or any other tax of a similar nature, whether imposed in a member state of the European Union or imposed elsewhere, or any tax of a similar nature which may be substituted for or levied in addition to it.

“Voting Agreement” means the voting agreement, dated as of the date hereof and executed and delivered concurrently with the execution and delivery of this Agreement, by and among Parent, Merger Sub and the Chief Executive Officer.

“VWAP of Parent Common Stock” means the volume weighted average price of a share of Parent Common Stock for a three (3) trading-day period, starting with the opening of trading on the third (3rd) trading day prior to the Closing Date to the closing of trading on the last trading day prior to the Closing Date, in each case for trading during regular market open hours between 9:30 a.m., New York City time, and ending 4:00 p.m., New York City time, as reported by Bloomberg.

Section 1.2 Terms Generally. Unless the express context otherwise requires:

(a) the words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole (including the Exhibits hereto and Schedules delivered herewith) and not to any particular provision of this Agreement;

(b) references herein to a specific Section, Subsection, Recital, Company Disclosure Letter, Parent Disclosure Letter, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Company Disclosure Letter, Parent Disclosure Letter, Schedules or Exhibits of this Agreement;

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(c) headings of the Articles and Sections of this Agreement are for convenience of the Parties only, and shall be given no substantive or interpretive effect whatsoever;

(d) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”);

(f) the word “or” shall mean “and/or”;

(g) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(h) except as otherwise expressly provided herein, all references to “Dollars” and “$” mean United States Dollars;

(i) except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, New York, U.S.A.;

(j) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns, and, in the case of any “Governmental Entity,” to any Person succeeding to its functions and capacities; provided, however, that nothing contained in this clause (j) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(k) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(l) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof, unless otherwise specified;

(m) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n) any reference to “days” shall mean calendar days unless Business Days are expressly specified;

(o) references herein to any Law mean such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

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(q) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such act shall be extended to the next succeeding Business Day; and

(r) the phrases “made available”, “furnished” or “provided” mean made available to the Buyer in (i) the Electronic Data Room at least one (1) Business Days prior to the date of this Agreement or (ii) any Company SEC Document filed or furnished (and publicly available) prior to the date that is one (1) Business Day prior to the date hereof.

Article II
THE MERGER

Section 2.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the BVI Act, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York at 10:00 a.m., New York City time, on a date to be specified by the Parties (the “Closing Date”) which shall be no later than the fifth (5th) Business Day after the satisfaction or waiver (by the Party or Parties entitled to grant such waiver under the terms of Article VII and only to the extent such waiver is permitted by applicable Law) of each of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions (in accordance with the terms of Article VII)), or at such other place, date and time as the Company and Parent agree in writing.

Section 2.3 Effective Time. On the Closing Date, at the Closing, the Parties shall cause the Merger to be consummated by executing and filing the Articles of Merger and the Plan of Merger with the Registrar pursuant to Section 171 of the BVI Act and each Party shall make all other filings or recordings required under the BVI Act in connection with the Merger (including the filing by Merger Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger will become effective at such time as the Articles of Merger are duly registered by the Registrar, or at such later time as the Parties agree in writing (subject to the requirements of the BVI Act) and as set forth in the Articles of Merger (such date and time as the Merger becomes effective, the “Effective Time”).

Section 2.4 Effects of the Merger. The terms and conditions and the effects of the Merger are as provided in this Agreement, the Plan of Merger, the Articles of Merger and in the applicable provisions of the BVI Act (including Section 173). Without limiting the generality of the foregoing and subject thereto, at the Effective Time, assets of every description and all the property, rights, privileges, immunities, powers, objects, purposes and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, claims, liabilities, obligations and duties of the Company and Merger Sub will become the debts, claims, liabilities obligations and duties of the Surviving Corporation.

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Section 2.5 Memorandum and Articles of Association of the Surviving Corporation. At the Effective Time, the Memorandum and Articles of Association of the Company shall be the memorandum and articles of association of the Surviving Corporation, until, subject to Section 6.8, thereafter amended in accordance with the provisions thereof and applicable Law.

Section 2.6 Directors. Subject to applicable Law, the Company shall procure that, with effect from the Effective Time, (a) all the directors of the Company (other than those directors identified in a written notice sent to the Company by Parent not later than two (2) Business Days prior to the Closing Date) shall resign; and (b) the directors of Merger Sub immediately prior to the Effective Time, and, if Parent elects in writing to the Company prior to the Closing, the Chief Executive Officer of the Company, shall be the directors of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Parent and Merger Sub shall procure that, prior to or at the Effective Time, each person to be appointed as a director of the Company shall provide a written consent to so act. The Company shall, subject to applicable Law, use its commercially reasonable efforts to take all actions reasonably requested by Parent to give effect to this Section 2.6, including delivering to Parent evidence reasonably satisfactory to Parent of the resignation of any or all of the directors of the Company effective as of and conditional upon the Closing.

Section 2.7 Officers. The officers of the Company immediately prior to the Effective Time (other than those officers identified in a written notice sent to the Company by Parent not later than two (2) Business Days prior to the Closing Date, shall not continue as officers of the Surviving Corporation, and the Company shall use its commercially reasonable efforts to obtain the resignation of such officers effective as of and conditional upon the Closing) shall continue as the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The Company shall, subject to applicable Law, take all actions reasonably requested by Parent to give effect to this Section 2.7, including delivering to Parent evidence reasonably satisfactory to Parent of the resignation of any such officers of the Company.

Section 2.8 Registered Agent. On or prior to the Closing Date, the Company shall also deliver to Parent evidence reasonably satisfactory to Parent that the registered agent of the Company will recognize the authority of Parent to give instructions in relation to the Surviving Corporation with effect from the Effective Time, including for the purposes of (a) updating the corporate records of the Company to reflect the Merger and the changes to the Company Board contemplated by Section 2.6 and (b) filing any new amended and restated memorandum and articles of association for the Surviving Corporation.

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Article III
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares or other securities of the Company or Merger Sub:

(a) Company Shares. Subject to Section 3.1(d), each Company Share issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares (to the extent provided in Section 3.1(b)) and any Dissenting Shares (to the extent provided in Section 3.1(e)), will be converted into a right to receive U.S. $59.00 in cash, without interest thereon (the per Company Share cash consideration to be paid to the holders of such Company Shares in accordance with this Article III, the “Merger Consideration”); and all Company Shares that have been thus converted into the right to receive the Merger Consideration as provided in this Section 3.1(a) will be automatically cancelled and will cease to exist and no longer be outstanding and the holders thereof will cease to be members of the Company (and shall not be members of the Surviving Corporation) and will cease to have any rights with respect to such Company Shares other than the right to receive the Merger Consideration in accordance with the terms of this Article III.

(b) Parent and Merger Sub Owned Company Shares. Each Company Share that is (i) owned directly or indirectly by Parent or Merger Sub or any direct or indirect wholly-owned Subsidiary thereof or (ii) held by the Company as treasury shares (in each case, immediately prior to the Effective Time and excluding any such Company Shares held on behalf of third parties) (the “Cancelled Shares”) will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

(c) Merger Sub Shares. At the Effective Time, each ordinary share of no par value of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable Class A Share and such Class A Shares will constitute the only outstanding shares of the Surviving Corporation. From and after the Effective Time, all certificates representing the ordinary shares of Merger Sub (if any) will be deemed for all purposes to represent the number of ordinary shares in the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Shares occurs as a result of any reclassification, recapitalization, stock or share split (including a reverse stock or share split), division or combination, conversion, exchange or readjustment of shares, or any share or stock dividend or share or stock distribution with a record date during such period or the Company issues any new equity securities (or securities convertible into equity securities of the Company) (it being understood the right of the Company to effect any of the foregoing shall be subject to Section 6.1), the Merger Consideration will be equitably adjusted to reflect such change.

(e) Dissenting Shares. At or from the Effective Time, all Dissenting Shares shall automatically be cancelled and shall cease to exist or be outstanding, and each holder of Dissenting Shares shall cease to be a member of the Company (and shall not be a member of the Surviving Corporation) and shall cease to have any rights thereto (including any right to receive such holder’s portion of the aggregate Merger Consideration pursuant to Section 3.1(a)), subject to and except for such rights as are granted under Section 179 of the BVI Act. If any holder of Company Shares (other than a holder of Company Shares who consented in writing to the Company Shareholder Approval) fails to give written notice of its election to dissent from the Merger under Section 179 of the BVI Act within twenty (20) days immediately following the date of the Information Statement (such twenty (20)-day period, the “Dissenting Notice Period”), or otherwise fails validly to dissent in accordance with the terms of Section 179 of the BVI Act, then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Shares shall be cancelled in accordance with Section 3.1(a), and shall entitle the holder thereof only to receive compensation in accordance with such Section 3.1(a). The Company shall give Parent prompt notice of any notice or purported notice received by the Company of any shareholder’s intent to exercise and/or exercise of rights pursuant to Section 179 of the BVI Act, the withdrawal of any such notice and any other documents served upon the Company pursuant to or in connection with Section 179 of the BVI Act or a shareholder’s dissent or appraisal rights. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of dissenter’s rights or offer to settle or settle any such rights.

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(f) Corporate Records. The register of members of the Surviving Corporation shall be updated at or with effect from the Effective Time to record the cancellations and conversions of shares set out in this Section 3.1. The register of directors of the Surviving Corporation shall be updated at or with effect from the Effective Time to record the resignations and appointments required by Section 2.6.

Section 3.2 Settlement.

(a) Paying Agent. At or immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that shall be appointed by Parent to act as a paying agent hereunder and approved (with such approval not to be unreasonably withheld, delayed or conditioned) in advance by the Company (the “Paying Agent”), in trust for the benefit of the holders of Company Shares, cash in U.S. dollars in an amount sufficient to pay the aggregate Merger Consideration payable pursuant to Section 3.1 in exchange for all Company Shares outstanding immediately prior to the Effective Time (such cash, the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, Parent and the Company shall cause the Paying Agent to mail to each holder of record of Certificates whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal in customary form and accompanying instructions for use in effecting the surrender of Certificates (or effective affidavits of loss and any indemnity required by Section 3.2(g) in lieu thereof, as applicable) and claiming payment of the Merger Consideration, and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper receipt of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(g)), and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(g)).

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(ii) Upon the return of the letter of transmittal to the Paying Agent, duly completed and validly executed in accordance with the instructions thereto and accompanied by Certificates representing outstanding Company Shares (or effective affidavits of loss accompanied by any indemnity required by Section 3.2(g) in lieu thereof), if applicable, together with such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates will be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay to each such holder an amount in cash equal to the product of (x) the number of Company Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss accompanied by any indemnity required by Section 3.2(g) in lieu thereof) that were cancelled at the Effective Time multiplied by (y) the Merger Consideration.

(iii) No holder of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(a). In lieu thereof, upon receipt by the Paying Agent from each holder of Book-Entry Shares of any appropriate documentation or confirmations reasonably required by the Paying Agent, if any, such holder of such Book-Entry Shares will be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay to each such holder by wire transfer of immediately available funds, as promptly as practicable after the Effective Time, but in no event more than five (5) Business Days following, an amount in cash equal to the product of (x) the number of Book-Entry Shares held by such holder that were cancelled at the Effective Time multiplied by (y) the Merger Consideration.

(iv) No interest will be paid or accrued on any amount payable. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, or the Merger Consideration is to be paid in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor are registered in the transfer records of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or the Book-Entry Shares so surrendered is registered in the transfer records of the Company if all appropriate documents reasonably required by the Paying Agent to evidence and effect such transfer (and any Certificate formerly representing such Company Shares) are presented to the Paying Agent, accompanied by evidence that any applicable share transfer Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.2, for the avoidance of doubt, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration in accordance with this Article III.

(v) Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Company Shares or holder of Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights or any other Person entitled to any payment hereunder, such amounts as are required to be withheld or deducted under the Code or any provision of U.S. federal, U.S. state, U.S. local or non-U.S. Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Taxing Authority, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares or holder of Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights, in respect of which such deduction and withholding were made.

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(c) Closing of Register of Members. At 5:00 p.m. New York City time on the Business Day immediately preceding the Closing, the Company shall cause the register of members of the Company to be closed, and there shall be no further registration of transfers on the register of members of the Company after that time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Company Shares on the twelve (12) month anniversary of the Closing Date, will be delivered to the Surviving Corporation upon demand, and any former holders of Company Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of its claim for the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of any such holder’s or eligible Person’s claim for the Merger Consideration, without interest thereon, upon surrender of Company Shares to the Surviving Corporation in accordance with this Agreement.

(e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets. If any Certificate or Book-Entry Share was not surrendered prior to such date on which any Merger Consideration payable to the holder of such Certificate or Book-Entry Share pursuant to this Article III would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and, to the extent such Merger Consideration becomes the property of the Surviving Corporation, any former holder of Company Shares who has not theretofore complied with this Article III will thereafter look only to the Surviving Corporation for payment of his or her claim for Merger Consideration payable in accordance with this Article III, and the Surviving Corporation shall remain liable for payment of any such holder’s or eligible Person’s claim for the Merger Consideration, without interest thereon, upon surrender of Company Shares to the Surviving Corporation in accordance with this Agreement.

(f) Investment of Exchange Fund. Parent shall cause the Paying Agent to invest all cash included in the Exchange Fund as directed by Parent; provided that no gain or loss thereon shall affect the amounts payable to the holders of Company Shares following completion of the Merger. Any interest and other income resulting from such investments will be paid to Parent.

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or the Surviving Corporation, providing an indemnity in customary form against any claim that may be made against the Paying Agent or the Surviving Corporation with respect to such Certificate, the Paying Agent (or if subsequent to termination of the Exchange Fund, the Surviving Corporation) will make payment in the amount of the number of Company Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration. Delivery of such affidavit and the provision of any such indemnity shall be deemed delivery of a Certificate with respect to the relevant Company Shares for purposes of this Article III.

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Section 3.3 Treatment of Performance Share Awards, PSU Awards, RSU Awards and Stock Appreciation Rights.

(a) Stock Appreciation Rights. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each Stock Appreciation Right (or portion thereof) that is outstanding, vested and unexercised immediately prior to the Effective Time, shall be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the grant price per Company Share subject to such Stock Appreciation Right multiplied by (ii) the total number of shares underlying such Stock Appreciation Right (the “SAR Consideration”), less applicable Taxes required to be withheld with respect to such payment. If the exercise price per Company Share subject to any Stock Appreciation Right is equal to or greater than the Merger Consideration, such Stock Appreciation Right shall be cancelled without payment of consideration.

(b) Performance Share Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each Performance Share Award that remains vested and unexercised shall be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of unexercised Tranche 1, Tranche 2, Tranche 3 and Tranche 4 shares the holder is eligible to acquire under the Performance Share Award, assuming achievement of a Fair Market Value (as defined in the applicable agreement evidencing the Performance Share Award) equal to the Merger Consideration, without regard to any other vesting condition under the Performance Share Award (the “Performance Award Consideration”), less applicable Taxes required to be withheld with respect to such payment. Any portion of a Performance Share Award that does not become eligible for exercise due to failure to achieve the applicable Fair Market Value goal (as set forth in the applicable award agreement) shall be cancelled without payment therefor. From and after the Effective Time, all Performance Share Awards shall no longer be outstanding and shall cease to exist, and each holder of a Performance Share Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Performance Award Consideration payable hereunder.

(c) PSU Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any PSU Award, except as otherwise agreed between Parent and any holder of PSU Awards, each PSU Award that is outstanding immediately prior to the Effective Time and which is or will become vested under the terms of the applicable award agreement upon the consummation of the transactions contemplated by this Agreement, shall vest in full and be cancelled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Company Shares payable under the PSU Award, as set forth in Section 4.5(a) (the “PSU Consideration”), less applicable Taxes required to be withheld with respect to such payment. From and after the Effective Time, all PSU Awards shall no longer be outstanding and shall cease to exist, and each holder of a PSU Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the PSU Consideration payable hereunder.

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(d) RSU Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each RSU Award that remains outstanding and is vested shall be cancelled in exchange for the right to receive a lump sum cash payment (without interest), equal to the product of (A) the Merger Consideration multiplied by (B) the total number of shares underlying such RSU Award (the “RSU Consideration”), less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each RSU Award that remains outstanding and unvested shall be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU Award”) to acquire Parent Common Stock in accordance with this Section 3.3(d). Each such Parent RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the RSU Award immediately prior to the Effective Time (but taking into account any changes thereto by reason of this Agreement or the Merger). As of the Effective Time, each such Parent RSU Award as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of Company Shares underlying such RSU Award multiplied by (ii) the Exchange Ratio. The RSU Awards set forth on Section 3.3(d)(i) of the Company Disclosure Letter will be treated as fully vested at the Effective Time based upon previous action of the Company Board.

(e) The amount of cash each holder of Stock Appreciation Rights is entitled to receive for the Stock Appreciation Rights held by such holder pursuant to Section 3.3(a) above shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Stock Appreciation Rights held by any such holder.

(f) The Surviving Corporation shall pay, or cause its Subsidiaries to pay, to recipients of SAR Consideration, Performance Award Consideration, RSU Consideration and/or PSU Consideration the cash payments described in this Section 3.3, including any dividends or dividend equivalent rights accrued under any PSU Awards, promptly after the Effective Time, but in any event no later than thirty (30) days following the Closing Date.

(g) The Company shall take all actions necessary to effectuate this Section 3.3. Parent shall cause the registration of the shares of Parent Common Stock issuable with respect to Parent RSU Awards to become effective as part of a registration statement on Form S-8 or Form S-3, as the case may be, or any successor or other appropriate forms, with respect to the shares of Parent Common Stock issuable with respect to Parent RSU Awards no later than the Effective Time; and, thereafter, Parent shall deliver to holders of Parent RSU Awards any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Parent RSU Awards remain outstanding.

Section 3.4 Register of Members. On the day immediately prior to the Closing Date, the Company shall deliver to Parent a certified copy of its register of members as at 5:00 p.m. New York City time on the day immediately prior to the Closing Date.

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Section 3.5 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement at or after the Effective Time.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company Disclosure Letter (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face that such disclosure pertains to such other representation and warranty (other than Section 4.1, Section 4.2, Section 4.5 and Section 4.19(a), where the disclosure must be exact)) or (b) as otherwise disclosed or identified in the Company SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature) provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face and (ii) shall not apply to Section 4.1, Section 4.2, Section 4.5 and Section 4.19(a), the Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization. The Company has been duly incorporated and is validly existing as a BVI business company under the laws of the British Virgin Islands and has all requisite corporate power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased and operated and to conduct its business as it is now being conducted. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub true and complete copies of its Organizational Documents (including the Memorandum and Articles of Association), each as amended through the date hereof.

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Section 4.2 Due Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board, and, except for the filing with, and registration by the Registrar of the Articles of Merger and Plan of Merger, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement or the other Transaction Documents, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby. Each of this Agreement and the other Transaction Documents has been or, in the case of the Articles of Merger, will be prior to the Effective Time, duly and validly executed and delivered by the Company and (assuming that this Agreement and each of the other Transaction Documents to which the Company is, or will at the Effective Time be, a party constitutes a legal, valid and binding obligation of each of Parent and Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, in person or via telephone, duly and unanimously adopted, in accordance with the BVI Act and the Memorandum and Articles of Association, resolutions (i) approving and authorizing the Company to execute and deliver this Agreement, the Plan of Merger and the other Transaction Documents, and approving the Merger and the other transactions contemplated by this Agreement, (ii) determining that the Merger and the other transactions contemplated by the Transaction Documents are in the best interests of the Company, (iii) recommending that the holders of Company Shares adopt a resolution authorizing this Agreement and the Plan of Merger by approving the Company Shareholder Approval (the “Company Board Recommendation”), and (iv) submitting this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated by this Agreement to the holders of Company Shares for their approval pursuant to the Shareholder Written Consent.

(c) The only affirmative vote, written consent or approval of holders of any class or series of shares or other securities of the Company necessary or required to approve the execution, delivery or performance of this Agreement, the Plan of Merger or the other Transaction Documents or to consummate the Merger or the other transactions contemplated hereby is the Company Shareholder Approval. The delivery of the Shareholder Written Consent to the Company by the Significant Shareholders constitutes the Company Shareholder Approval, and no further action by any holder of Company Shares is necessary to approve this Agreement, the Plan of Merger or the Articles of Merger or to consummate the Merger or the other transactions contemplated hereby or thereby.

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Section 4.3 No Conflicts. Subject to the receipt of the Consents described in Section 4.4, the execution and delivery by the Company of this Agreement and the other Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not, as of the Effective Time, with or without the giving of notice or the lapse of time (or both): (a) violate any provision of, or result in the material breach of, any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties and assets are bound; (b) conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries; (c) violate any provision of or result in a breach of, or require a consent under, or terminate or result in the termination, creation, modification or acceleration of any obligation under, or result in the loss, reduction or delay of any benefit or payment obligation under, or give rise to any increased, additional or accelerated rights of any other party under, or create any restriction on the conduct of the Company or any of its Subsidiaries pursuant to any Company Material Contract; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or asset of the Company or any of its Subsidiaries, except, in the case of clauses (a), (c) and (d), as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.4 Governmental Consents. No Consent of, with or to any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or the other Transaction Documents, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby, except for (a) the Relevant Approvals, (b) Consents required pursuant to the BVI Act and (b) Consents required pursuant to any applicable non-U.S. or state securities or blue sky laws, in each case to the extent applicable to the transactions contemplated by this Agreement, including the Merger.

Section 4.5 Capitalization of the Company.

(a) As of January 4, 2019, the number of Company Shares the Company was authorized to issue was (x) 50,000,000 Class A Shares and (y) 30,000,000 Class B Shares. At the close of business on January 4, 2019, (i) the issued and outstanding shares of the Company consisted of 22,875,327 Class A Shares and 11,117,582 Class B Shares, (ii) (x) 161,481 Class A Shares (y) no Class B Shares were being held by the Company in its treasury, (iii) no Class B Shares and 624,928 Class A Shares were reserved for issuance pursuant to outstanding Performance Share Awards, (iv) no Class B Shares and 328,513 Class A Shares were reserved for issuance pursuant to outstanding PSU Awards, assuming maximum performance, (v) no Class B Shares and 65,701 Class A Shares were reserved for issuance pursuant to outstanding RSU Awards, (vi) no Class B Shares and 17,160 Class A Shares were reserved for issuance pursuant to promised restricted stock unit awards (the “Promised RSU Awards”) pursuant to the letter agreements set forth on Section 4.5(a) of the Company Disclosure Letter (the “RSU Letter Agreements”) and (vii) no Class B Shares and 170,606 Class A Shares were reserved for issuance pursuant to outstanding unexercised Stock Appreciation Rights. Except as set forth above, at the close of business on January 4, 2019, there were no shares or other equity or voting securities or equity or voting interests of the Company issued, reserved for issuance or outstanding. From the close of business on January 4, 2019 to the date of this Agreement, there have been no issuances by the Company of any shares, or other equity or equity-based or voting securities or equity or voting interests, other than the issuance of Class A Shares upon the exercise, vesting or settlement of any Performance Share Awards, PSU Awards, RSU Awards or Stock Appreciation Rights outstanding as of January 4, 2019 and in accordance with the terms thereof as of such date, and from the close of business on January 4, 2019 to the date of this Agreement, the Company has not granted, entered into a Contract to grant, or otherwise committed to grant any such awards or other equity or equity-based awards that may be settled in or are otherwise based on the value of any Company Shares. No Subsidiary of the Company owns any shares, or other equity or equity-based or voting securities or equity or voting interests, of the Company. All of the issued and outstanding Company Shares have been, and all Common Shares reserved for issuance as set forth above will be when issued, duly authorized and validly issued, fully paid and nonassessable and have not been, or will not have been, issued in violation of any preemptive or similar rights. Section 4.5(a) of the Company Disclosure Letter contains a true, correct and complete list of each Performance Share Award, PSU Award, RSU Award, Promised RSU Award and Stock Appreciation Right outstanding as of the close of business on January 4, 2019, and, with respect to each such award, the number of Company Shares underlying the award (or promised award) or, if applicable, the dollar-denominated value of such award (or promised award), the applicable vesting schedule (including performance-vesting goals), payment schedule and, with respect to Stock Appreciation Rights, the applicable exercise price and expiration date. Except for the Significant Shareholders, no Person holds any Class B Shares. All Stock Appreciation Rights outstanding on the date hereof are fully vested pursuant to their terms as of January 1, 2019.

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(b) No bonds, debentures, notes or other indebtedness, securities or obligations of the Company or any of its Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of Company Shares may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except as set forth in Section 4.5(a) of the Company Disclosure Letter, there are no (i) outstanding options, warrants, rights, or other securities convertible into or exchangeable or exercisable for shares of the Company, “phantom” equity rights, equity appreciation rights, profit participation rights, equity-based performance units or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of the Company, (ii) agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its shares or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of shares of the Company.

Section 4.6 Subsidiaries.

(a) Section 4.6(a) of the Company Disclosure Letter sets forth a list of each of the Company’s Subsidiaries and their respective jurisdictions of organization. Each of the Company’s Subsidiaries has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased, and operated and to conduct its business as it is now being conducted.

(b) Each of the Company’s Subsidiaries is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect.

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(c) Other than each of the Company’s Subsidiaries and as set forth on Section 4.6(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries owns or holds, directly or indirectly, any Interest in any Person.

(d) The issued and outstanding Interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and, where applicable, are fully paid and nonassessable. The Company, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of each of the Company’s Subsidiaries free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any of the Company’s Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any of the Company’s Subsidiaries, and there are no agreements of any kind which may obligate any of the Company’s Subsidiaries to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 4.7 Financial Statements; Company SEC Documents.

(a) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) were prepared from the books and records of the Company and its Subsidiaries, (ii) complied in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC and the New York Stock Exchange with respect thereto, (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows and changes in shareholders’ equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal, recurring year-end adjustments), (iv) were prepared in accordance with GAAP (except, in the case of the unaudited statements, for normal period-end adjustments and the absence of certain financial statement footnote disclosures (none of which are material to the Company and its Subsidiaries, taken as a whole)) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (v) except in the case of the unaudited statements, was accompanied by unqualified reports from the independent auditor opining on the same as to the financial statements contained therein.

(b) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since April 1, 2016 (the “Company SEC Documents”). None of the Company’s Subsidiaries are required to file or furnish any form, document or report with the SEC. As of their respective dates, and, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

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(c) The Company has made available to Parent (or such documents are publicly available on EDGAR) true, correct and complete copies of all material written correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, occurring since April 1, 2016. As of the date hereof, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to any Company SEC Documents.

(d) Since April 1, 2016, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents.

(e) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company maintains, and at all times has maintained since April 1, 2016, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as specifically otherwise stated in the Company SEC Documents, from April 1, 2016, to the date of this Agreement, none of the Company nor, to the Knowledge of the Company, the Company’s auditors and the Company Board have been advised of, and the Company’s principal executive officer and its principal financial officer have not disclosed, based on their most recent evaluation prior to the date of this Agreement, to the Company’s auditor and the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since April 1, 2016, there have been no material written complaints (and, to the Knowledge of the Company, no other material complaints) from a Governmental Entity regarding accounting, internal accounting controls or auditing matters of the Company or any of its Subsidiaries.

Section 4.8 Litigation and Proceedings. Except as set forth on Section 4.8 of the Company Disclosure Letter, (a) there are no Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Entity against or affecting the Company or any of its Subsidiaries, (b) there are no Orders outstanding against or affecting the Company or any of its Subsidiaries, and (c) there is no Law purporting to enjoin or restrain the execution and delivery by the Company of this Agreement or such other documents to which the Company is, or will at the Effective Time be, a party, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby that, in the case of clauses (a) and (b), individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

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Section 4.9 Legal Compliance.

(a) The Company and its Subsidiaries are, and have been since April 1, 2015, in compliance with all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole. As of the date hereof, neither the Company nor any of its Subsidiaries have received any written notice from any Governmental Entity of a violation of any applicable Law at any time during the past five (5) years, except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Company or its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries and their respective directors, officers, employees and, to the Knowledge of the Company and its Subsidiaries, any third parties acting on behalf of the Company and its Subsidiaries (including Representatives, agents, subcontractors, or other third party intermediaries) are, and during the past five (5) years have been, in compliance with the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and any other applicable Anti-Corruption Laws. None of the Company nor any of its Subsidiaries has been the subject of or otherwise involved in any investigation, inquiry, or enforcement proceeding by any Governmental Entity or any other third party, or received any written communication from any Governmental Entity, in each case regarding compliance with applicable Anti-Corruption Laws, and none of the Company or any of its Subsidiaries has conducted or initiated any internal investigations or filed with any Governmental Entity any voluntary disclosures regarding possible violations of applicable Anti-Corruption Laws, in each case, relating to the Company or any of its Subsidiaries. During the past five (5) years, the Company and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, and third parties acting on their behalf, with applicable Anti-Corruption Laws.

(c) In the past five (5) years, neither the Company nor its Subsidiaries has, directly or indirectly, through its Representatives or, to the Knowledge of Company, any Person authorized to act on its behalf (including any business partner, distributor, agent, sales intermediary, subcontractor or other third party), offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage or favor for the Company or its Subsidiaries; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any person or entity, in any way.

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(d) Since April 1, 2013, (i) the Company and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, Representatives, business partners, subcontractors, third parties and Government Officials, in accordance with GAAP, in all material respects; (ii) there have been no false or fictitious entries made in the books and records of the Company and its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment; and (iii) the Company and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of the Company, except as set forth in Section 4.9(e) of the Company Disclosure Letter, the Company warrants and represents that no Governmental Entity or Government Official is or has been directly or indirectly an owner or investor in the Company or its Subsidiaries.

(f) Except as set forth in Section 4.9(f) of the Company Disclosure Letter, the Company and its Subsidiaries and their respective directors, officers, employees and, to the Knowledge of the Company or its Subsidiaries, any third parties acting on behalf of the Company and its Subsidiaries (including agents, subcontractors, or other third party intermediaries) are, and during the past five (5) years have been, in compliance with all applicable Anti-Money Laundering Laws, Export Controls Laws, and Sanctions. None of the Company nor any of its Subsidiaries has been the subject of or otherwise involved in any investigation, inquiry, or enforcement proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Anti-Money Laundering Laws, Export Controls Laws, and Sanctions, and none of the Company or any of its Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Export Controls Laws or Sanctions, in each case, relating to the Company or any of its Subsidiaries. During the past five (5) years, the Company and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, and third parties acting on their behalf, with applicable Anti-Money Laundering Laws, Export Control Laws, and Sanctions; and have maintained books, records and accounts that accurately and fairly reflect the transactions of the Company and its Subsidiaries, and have devised and maintained an appropriate system of internal accounting controls.

(g) Except as set forth in Section 4.9(g) of the Company Disclosure Letter, in the past five (5) years, neither the Company nor any of its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any direct or indirect dealings or transactions with, any Sanctioned Person or in a Sanctioned Country, nor is the Company or any of its Subsidiaries currently engaged in any such activities.

(h) Neither the Company, its Subsidiaries, each of their officers and directors, nor, to the Knowledge of the Company, each of their employees or third parties acting on their behalf, is a Sanctioned Person or is subject to debarment or any list-based designations under the Export Controls Laws.

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Section 4.10 Company Material Contracts.

(a) Except as set forth in Section 4.10(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries are parties to and none of their respective properties or assets are bound by or subject to (Contracts of the following types, the “Company Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract for the purchase of goods or products or for the receipt of services (other than with respect to Software or Intellectual Property), the performance of which will extend over a period of one (1) year or more and which involved payments by the Company or its Subsidiaries in excess of $2,000,000 in the aggregate during the fiscal year ended March 31, 2018;

(iii) any Contract for the purchase, transfer or license of Intellectual Property or for the receipt of services comprising Software, in each case, in consideration for payments by the Company or its Subsidiaries in excess of $2,000,000 in the aggregate during the fiscal year ended March 31, 2018;

(iv) any Contract for the furnishing of goods, products or services (other than Contracts of a type required to be disclosed pursuant to clause (iii) above)) by the Company or its Subsidiaries, the performance of which involved payments to the Company or its Subsidiaries in excess of $10,000,000 in the aggregate during the fiscal year ended March 31, 2018;

(v) any Contract concerning the establishment, operation, governance or control of a material partnership, joint venture or joint ownership arrangement with a third party;

(vi) any Contract concerning Company Leased Real Property;

(vii) any Contract with a Governmental Entity or Government Official;

(viii) any Contract with any Person included on OFAC’s Sectoral Sanctions Identifications List (“SSI Contracts”);

(ix) any Contract containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area or to compete with any Person, to market any product or to solicit customers, (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (C) other than a Contract with Parent or its Affiliates, a provision granting the other party exclusivity or similar rights, other than teaming or similar agreements entered into in the ordinary course of business where the restrictions apply solely to the Contract or pursuit that is the subject matter of the teaming or similar agreement (and any extensions or recompetes in respect thereof);

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(x) any Contract (A) for the sale of any of the Company’s or any of its Subsidiaries’ assets in excess of $10,000,000 in the aggregate (other than sale of assets in the ordinary course of business and consistent with past practices), (B) that relates to the acquisition of assets (other than in the ordinary course of business) or shares or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than $10,000,000 in the aggregate, (C) that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing or (D) entered into since April 1, 2015 that relates to the sale, transfer or other disposition of a business or assets by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness for borrowed money or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money, other than any such Contract solely between or among the Company and any of its wholly-owned Subsidiaries;

(xii) any Contract that requires the Company or any of its Subsidiaries to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in excess of $5,000,000;

(xiii) any Contract between (A) the Company or any of the Company’s Subsidiaries, on the one hand, and (B) any Affiliate of the Company (other than the Company’s wholly-owned Subsidiaries), on the other hand (including, for the avoidance of doubt, IBS Group Holding Limited and its Affiliates);

(xiv) any Contract for the furnishing of goods, products or services by the Company or its Subsidiaries to or for any Person who is organized or domiciled in Russia; or

(xv) any Contract that limits or otherwise restricts (A) the payment of dividends or distributions in respect of the shares or equity interests of the Company or any of its Subsidiaries or (B) the granting of Liens on any property or asset of the Company or any of its Subsidiaries (other than Permitted Liens).

(b) The Company has made available to Parent true, complete and correct copies of each Company Material Contract as in effect on the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, (i) each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception; and (ii) neither the Company nor any of its Subsidiaries is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Company Material Contract, and no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract, in each case, with or without notice or lapse of time (or both).

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Section 4.11 Company Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) and any other material plan, agreement, practice, policy, program or arrangement (whether oral or written), as of the date hereof, providing compensation or other benefits to any current or former employee, director or individual independent contractor of the Company or its Subsidiaries that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, material fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements (each, whether or not included in Section 4.11(a) of the Company Disclosure Letter, a “Company Benefit Plan”). Neither the Company, nor to the Knowledge of the Company, any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or the terms of such Company Benefit Plan or (ii) adopt any new Company Benefit Plan.

(b) The Company has made available to Parent and Merger Sub copies of each Company Benefit Plan (or, to the extent a copy does not exist, a description thereof). The Company has also made available to Parent and Merger Sub copies of (i) any trust agreement relating to each Company Benefit Plan, (ii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and summary of material modifications, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS with respect to such Company Benefit Plan (if applicable), (iv) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and (v) any material written communications to or from any Governmental Entity, or any material notices to or from any Governmental Entity, addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries (taken as a whole), (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification and nothing has occurred that could reasonably be expected to affect that qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter; and (iii) each Company Benefit Plan has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder or an available exemption therefrom. None of the Company Benefit Plans provides retiree health or retiree life insurance benefits coverage as of the date hereof; provided, that, for this purpose, retiree health or retiree life insurance benefits coverage shall be deemed not to include (x) coverage through the end of the applicable month of termination or during an applicable severance period, (y) any coverage as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law, or (z) coverage provided at the expense of the participant or the participant’s beneficiary.

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(d) No Company Benefit Plan, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to, has within the last six (6) years maintained or contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA), (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries (taken as a whole), (i) no liability under Title IV of ERISA has been incurred by the Company, any Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, (ii) no condition exists that presents a risk to the Company, any Subsidiary or any of their respective ERISA Affiliates of incurring or being subject (whether primarily, jointly or secondarily) to a liability thereunder and (iii) none of the Company or any of its Subsidiaries has incurred any withdrawal liability under Section 4201 of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries (taken as a whole), with respect to the Company Benefit Plans, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened.

(f) Except as set forth in Section 4.11(f) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), no Company Benefit Plan exists that, as a result of the execution of this Agreement, and the consummation of the Mergers and the other transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Benefit Plans; (iii) result in the payment of retention bonuses or transaction bonuses; or (iv) result in payments which would not be deductible under Section 280G of the Code. There is no agreement, plan, Contract or other arrangement to which the Company or any of its Subsidiaries is a party or by which it is otherwise bound to compensate any Person for excise or additional Taxes pursuant to Section 409A or Section 4999 of the Code.

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(g) Section 4.11(g) of the Company Disclosure Letter lists all Company Benefit Plans available primarily to employees residing outside the United States (each, a “Non-U.S. Plan”). In respect of each Non-U.S. Plan: except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, (i) if a Non-US Plan is intended to qualify for special tax treatment, it meets all the requirements for such treatment; (ii) each Non-US Plan is administered, operated and funded in all material respects in accordance with its terms and all applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States and the funding is sufficient to procure or provide for the projected benefit obligations, as of Completion; and (iii) each Non-U.S. Plan required to be registered has been so registered and has been maintained in good standing with applicable regulatory authorities.

(h) Neither the Company nor any Subsidiary is or has at any time been the “employer” or in the last six (6) years, an “associate of” or “connected with” the “employer” (as those terms in quotation marks are used in the UK Pensions Act 2004) of a UK defined benefit pension arrangement.

(i) No employee or former employee of the Company or any Subsidiary transferred to the Company or a Subsidiary under a Relevant Transfer who at any time before the Relevant Transfer was a member of a defined benefit pension arrangement, where “Relevant Transfer” means a relevant transfer as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation in any other applicable jurisdiction.

Section 4.12 Labor Relations.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any material labor or collective bargaining agreement in respect of the Company’s or its Subsidiaries’ employees. As of the date hereof, there are no union organizing activities involving the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries by any labor organization or group of the Company’s or its Subsidiaries’ employees.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a material impact on the business of the Company and its Subsidiaries, taken as a whole, there are no and for the past three (3) years there have been no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or its Subsidiaries or involving any of the Company’s or its Subsidiaries’ employees.

(c) There are no Actions against the Company or its Subsidiaries pending, or to the Knowledge of the Company, threatened, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual. There is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to their employees except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(d) The Company and its Subsidiaries are, and for the past three (3) years have been in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, classification, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (including the Worker Adjustment Retraining and Notification Act, and any similar state or local Law), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. No claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return. All material Taxes of the Company and each of its Subsidiaries that are due (whether or not shown as due on a Tax Return) have been timely paid in full. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the most recent consolidated balance sheet of the Company included in the Company’s financial statements in the Company SEC Documents, materially exceed the accrual for Taxes payable (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on such consolidated balance sheet of the Company, and since the date of the most recent consolidated balance sheet of the Company included in the Company’s financial statements in the Company SEC Documents, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

(b) There are no agreements in effect extending the period for assessment or collection of any material Taxes of the Company and its Subsidiaries.

(c) All material Taxes required to be withheld in respect of the Company and its Subsidiaries by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Entity.

(d) No material deficiency for any Taxes has been asserted or assessed by any Governmental Entity in writing against the Company and its Subsidiaries (or, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Entity is pending or threatened in writing with respect to any material Taxes due from the Company and its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is or has been a member of a consolidated, affiliated, combined or unitary group (other than the group of which the Company or one of its Subsidiaries is or was the common parent) or has any material liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or as a transferee or successor or by Contract (other than a Contract (i) exclusively between or among the Company and its Subsidiaries or (ii) entered into in the ordinary course of business and not primarily related to Taxes).

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(f) Neither the Company nor its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution occurring during the two (2)-year period ending on the date hereof that was intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

(g) Neither the Company nor its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or its Subsidiaries.

(h) There are no material Liens for Taxes (other than Permitted Liens) upon the assets of the Company or its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale or open transaction entered into before the Closing, any accounting method change or agreement with any Taxing Authority filed or made before the Closing, any prepaid amount received before the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Law), or any election under Section 108(i) of the Code.

(j) The Company and each of its Subsidiaries has complied with all applicable transfer pricing rules and maintains and holds adequate books and records for the purposes of evidencing that applicable transfer pricing rules have been complied with.

(k) Neither the Company nor any of its Subsidiaries has been involved in any scheme, arrangement, transaction or series of transactions in which the main purposes or one of the main purposes was the avoidance, reduction, deferral or refund of Tax.

(l) Except as set forth on Section 4.13(l) of the Company Disclosure Letter, the Company and each of its Subsidiaries (i) is, and always has been, resident only in its jurisdiction of incorporation for Tax purposes and neither the Company nor any of its Subsidiaries is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation and (ii) neither the Company nor any of its Subsidiaries has, or has ever had, a branch or permanent establishment in a jurisdiction other than its jurisdiction of incorporation.

(m) The Company and each of its Subsidiaries is registered for VAT purposes and Section 4.13(m) of the Company Disclosure Letter contains all material details of such registration. The Company and each of its Subsidiaries has complied with its obligations to register for the purposes of VAT and has complied in all material respects with its obligations under any Tax legislation relating to VAT and maintains complete, correct and up to date records, invoices and other documents for the purposes of the relevant legislation.

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(n) The Company and each of its Subsidiaries have fulfilled all of the material requirements and criteria for all material Tax incentives claimed by them, including concessional Tax rates, Tax relief, Tax exemptions and Tax credits, and such Tax incentives will not be terminated or modified as a result of the transactions contemplated by this Agreement.

Section 4.14 Insurance. All insurance policies (excluding any Company Benefit Plans) to which the Company and its Subsidiaries is currently a party, or which are held for the benefit of the Company and its Subsidiaries, are in full force and effect, and, to the Knowledge of the Company, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination, or increase in premium or material alteration of coverage, has been received with respect to any such policies, except for such cancellations, terminations, premium increases or alterations of coverage which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.15 Permits. Except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, the Company and its Subsidiaries: (i) have obtained all of the Permits necessary under applicable Laws for the Company and its Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated (collectively, the “Company Permits”). The Company and its Subsidiaries are in compliance with all material Company Permits and as of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened which would reasonably be expected to result in the revocation or termination of any such material Company Permit.

Section 4.16 Real Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth the common address, as of the date hereof, of all material Company Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and marketable fee simple title (or the applicable local equivalent) to all Company Owned Real Property, subject to any Permitted Liens; (ii) as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of the Company Owned Real Property; and (iii) neither the Company nor any of its Subsidiaries has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Company Owned Real Property, other than in the ordinary course of business and other than Permitted Liens.

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(b) Section 4.16(b) of the Company Disclosure Letter sets forth the common address, as of the date hereof, of all material Company Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, (i) the Company or its Subsidiaries have a valid and enforceable leasehold estate in all Company Leased Real Property, subject to the Remedies Exception, and any Permitted Liens; (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of Company, any other party thereto, is in breach of or default under any Contract pursuant to which the Company or its Subsidiaries occupy any Company Leased Real Property, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole; (iii) neither the Company nor its Subsidiaries has, as of the date hereof, received any written notice from any lessor of such Company Leased Real Property of any breach of or default by the Company or any of its Subsidiaries under any such Contract pursuant to which the Company or any of its Subsidiaries occupy any Company Leased Real Property (in each case, with or without notice or lapse of time or both), which breach or default has not been cured; and (iv) neither the Company nor any of its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the tenant’s interest in the Company Leased Real Property, other than Permitted Liens in the ordinary course of business.

(c) None of the Company nor any of its Subsidiaries owns any direct or indirect interest in real property located in the British Virgin Islands.

Section 4.17 Intellectual Property, Information Technology.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a correct and complete list of all worldwide material: (i) Trademark registrations and pending applications, (ii) Domain Name registrations, (iii) Copyright registrations and pending applications and (iv) issued Patents and pending Patent applications, in each case owned by the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or a Subsidiary of the Company is the sole and exclusive owner of all of the Intellectual Property the list of which was made available to Parent pursuant to the previous sentence, and all such Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable in all material respects. Each of the Company and its Subsidiaries owns the Company Intellectual Property free and clear of all Liens (other than Permitted Liens).

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all Intellectual Property used in their respective businesses as currently conducted.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person, and there is no action pending or threatening alleging any such infringement, misappropriation, dilution or other violation, in each case except for such infringements, misappropriations, dilutions or other violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, and since two (2) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has made or threatened in writing any claim (i) alleging infringement, misappropriation, dilution or other violation (in any Action or otherwise) of Company Intellectual Property by any Person, nor (ii) challenging the ownership, registrability, validity or enforceability of any Intellectual Property of any Person, in both cases which infringements, misappropriations dilutions or other violations or challenges would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property in any material respect.

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(d) The Company and each of its Subsidiaries have implemented commercially reasonable measures to maintain and protect the secrecy, confidentiality and value of any Trade Secrets owned by the Company or any of its Subsidiaries and material to the business of the Company or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expect to be material to the business of the Company and its Subsidiaries, taken as a whole, (i) each current and former employee and independent contractor of, and consultant to, the Company or its Subsidiary who is privy to such material Trade Secrets or has authored, developed or otherwise created any material Company Intellectual Property has entered into a valid and binding written agreement pursuant to which such employee, independent contractor or consultant agrees to maintain the confidentiality of the confidential information of the Company or its Subsidiaries and to assign to the Company or the applicable Subsidiary all rights and interest in such material Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of their employment or other relationship with the Company or the applicable Subsidiary (or all such rights vest in the Company or applicable Subsidiary by operation of law). To the Knowledge of the Company, no employee and no independent contractor or consultant or other third party to any such confidentiality agreement is in breach thereof.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the information technology systems used in connection with the operation of the business of the Company and its Subsidiaries, including any Software and any servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment (collectively, the “IT Systems”) are, as a whole, adequate and sufficient, and in good working condition to effectively perform all information technology operations necessary, for the conduct of the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, each of the Company and its Subsidiaries is in compliance with all of the Company Material Contracts to the extent relating to privacy and the collection and use of personal information, confidentiality, data protection and IT System security, except for such noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) As of the date hereof, and since two (2) years prior to the date of this Agreement, to the Knowledge of the Company, (i) there have been no unauthorized disclosures of Trade Secrets or PII, (ii) there have been no security breaches or compromises in the IT Systems used by the Company and its Subsidiaries in their respective businesses, (iii) there have been no interruptions or disruptions in any IT Systems that adversely affected the business of the Company or any of its Subsidiaries, and (iv) no claims have been asserted or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any third party’s privacy or personal information rights, except, in the case of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries, in connection with the conduct of their respective businesses, have implemented and maintain commercially reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities, consistent with industry practices of companies offering similar services to preserve the availability, security, and integrity of its and their IT Systems, and the data and information stored thereon, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, at all times since April 1, 2016, complied, in all material respects, with its and their own posted or otherwise binding privacy policies, relating to privacy, data protection, or the collection, retention, protection and use of personal information (“PII”) collected, used, or held for use by or on behalf of the Company or any of its Subsidiaries, (ii) no Actions have been asserted or, to the Knowledge of the Company, threatened against Company or any of its Subsidiaries, alleging a material violation of any Person’s privacy, personal information or data rights in relation to the conduct of the business of the Company or any of its Subsidiaries, (iii) in connection with the operation of the business of the Company and its Subsidiaries, the Company and its Subsidiaries take commercially reasonable measures to protect PII against unauthorized access, use, modification, disclosure or other misuse, and (iv) the Company and its Subsidiaries are in compliance with, and have at all times since May 25, 2018 complied with, the European Union General Data Protection Regulation 2016/679. Except for disclosures of information required by privacy Laws or authorized by the provider of PII, or as described in the Company or any of its Subsidiaries’ privacy policies, or as otherwise is in compliance with applicable privacy Laws, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has shared, sold, rented, or otherwise made available, and does not share, sell, rent or otherwise make available, to third parties any PII in connection with the conduct of the Company or any of its Subsidiaries’ businesses.

Section 4.18 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) the Company and its Subsidiaries are, and since April 1, 2016 have been, in compliance with all material Environmental Laws;

(ii) the Company and its Subsidiaries have obtained and maintained and are, and since April 1, 2016 have been, in compliance with all Permits required under Environmental Laws for the Company and its Subsidiaries to own, lease and operate their assets and to conduct business;

(iii) as of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv) to the Knowledge of the Company, no conditions currently exist, including with respect to the Company Owned Real Property or Company Leased Real Property, or any property currently or formerly owned, leased or operated by the Company or its Subsidiaries, or any property to which the Company or its Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company or its Subsidiaries incurring Liabilities under Environmental Laws.

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(b) The Company has made available to Parent all material environmental Phase I or Phase II reports (or similar assessments and studies) prepared during the last three (3) years relating to the Company Owned Real Property, the Company Leased Real Property or any property currently or formerly owned, leased or operated by the Company and its Subsidiaries and copies of all material, non-privileged documents relating to any material and outstanding Liabilities of the Company and its Subsidiaries under Environmental Law to the extent such reports or documents are in the possession, custody, or reasonable control of the Company.

Section 4.19 No MAE; Absence of Changes. Between March 31, 2018, and the date of this Agreement, (a) there has not been any Company Material Adverse Effect, (b) the Company and its Subsidiaries have, in all material respects, owned, leased and operated their properties and assets in the ordinary course of business consistent with past practice, and (c) neither the Company nor any of its Subsidiaries have taken any action that would have been prohibited by clauses (i), (ii), (iii), (v), (vii), (ix), (x), (xi), (xii), (xiii), (xiv), (xvii), (xviii), (xx), (xxiii) or (xxiv) of Section 6.1(a) of this Agreement were such provision then in effect; provided that, in the case of clauses (xi) and (xiii), references to Contracts or agreements in existence at the date of this Agreement shall be deemed to refer to Contracts or agreements in existence at any time since March 21, 2018.

Section 4.20 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries have any Liabilities required by GAAP to be reflected or reserved against on the Company’s consolidated balance sheets prepared in accordance with GAAP (or the notes thereto), except for Liabilities (a) reflected or accrued on or reserved against in the Company’s consolidated balance sheet as of March 31, 2018 (or the notes thereto) included in the Company’s financial statements in the Company SEC Documents, (b) incurred in the ordinary course of business since March 31, 2018, (c) incurred pursuant to this Agreement, (d) set forth on Section 4.20(d) of the Company Disclosure Letter, or (e) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.21 Information Statement. None of the information regarding the Company or any of its Subsidiaries, or the transactions contemplated by this Agreement or such documents to be provided by the Company or any of its Subsidiaries specifically for inclusion in, or incorporation by reference into the Information Statement, or the documents that are filed with the SEC and/or distributed to Company stockholders (the “Distribution Documents”) will, in the case of the Information Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the mailing of the Information Statement and the Distribution Documents and any amendment or supplement thereto, or at the expiration of the Dissenting Notice Period, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Information Statement will comply with any applicable requirements of the Company’s Memorandum and Articles of Association, the BVI Act, the Exchange Act, the rules and regulations of the New York Stock Exchange and other applicable Law.

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Section 4.22 Customers and Suppliers. The Company has made available to Parent a correct and complete list of the names of (a) the ten (10) suppliers in each case with the greatest monetary volume of sales to the Company and the Company’s Subsidiaries (the “Material Suppliers”) and (b) the ten (10) customers or clients with the greatest volume of revenues to the Company and the Company’s Subsidiaries (the “Material Customers”), in each case during the Company’s fiscal year ended March 31, 2018. Since March 31, 2018 through the date of this Agreement, to the Knowledge of the Company, none of the Material Suppliers or Material Customers has provided any written notice that such Material Supplier or Material Customer will permanently stop, fail to renew or materially decrease purchasing or supplying services, materials or products from or to the Company or is otherwise involved in or is threatening a material dispute with the Company or any of its Subsidiaries.

Section 4.23 Affiliate Arrangements. Except (a) as set forth in Section 4.10(a)(xiii) or Section 4.23 of the Company Disclosure Letter and (b) for Contracts relating to (i) employment and labor matters set forth on Section 4.11(a) of the Company Disclosure Letter or (ii) indemnification agreements pursuant to the Company’s Organizational Documents, no material Contract exists between or among the Company or any of its Subsidiaries, on the one hand, and any director, officer, or Affiliate of the Company or their respective Affiliates, on the other hand. No officer or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them. Neither the Company’s nor any of its Subsidiaries’ officers or directors or any member of their immediate family or their Affiliates has any direct or indirect ownership interest in any firm or corporation that competes directly with the Company or any its Subsidiaries or the Company’s or its Subsidiaries’ business as currently conducted or as proposed to be conducted (other than ownership of an interest of no more than five percent (5%) in any publicly traded securities of such firm or corporation). No officer or director of the Company or any of its Subsidiaries, or any of their immediate family or any Affiliate of the Company, on the one hand, has or has had in the past five (5) years a direct or indirect interest in any Contract with the Company or any of its Subsidiaries, or, on the other hand, has derived, received, or was entitled to, any interest, incentive, or other form of benefit in connection with the Company’s or its Subsidiaries’ business, or any of the Contracts and/or commercial arrangements to which the Company or any of its Subsidiaries is a party.

Section 4.24 Anti-Takeover Laws. No “fair price,” “business combination,” “moratorium” or “control share acquisition” statute or other similar statute or regulation (collectively, “Anti-Takeover Laws”) applies or purports to apply to this Agreement, the other Transaction Documents, the Deed of Covenant, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement. The Company has not adopted a shareholder rights plan, nor granted any waivers of, or otherwise amended or terminated, any standstill provision or agreement entered into on or prior to the date of this Agreement that remains in effect or would, but for such waiver, amendment or termination, remain in effect.

Section 4.25 Opinion of Financial Advisor. The Company Board has received the opinion of Credit Suisse to the effect that, as of the date of such opinion and based upon and subject to the matters, assumptions and other factors set forth therein, the Merger Consideration to be received by the holders of Class A Shares, other than holders thereof executing the Shareholder Written Consent in their capacities as shareholders of the Company, in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders (the “Fairness Opinion”). A signed, correct and complete copy of the Fairness Opinion will be made available to Parent and Merger Sub, for informational purposes only, within one (1) Business Day following receipt thereof by the Company; provided that it is agreed and understood that the Fairness Opinion is for the benefit of the Company and may not be relied upon by Parent or Merger Sub.

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Section 4.26 Brokers’ Fees. Except for Credit Suisse, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, investment banker’s or other similar fee or commission, for which Parent, Merger Sub or the Company and its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company and its Subsidiaries.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or any certificate delivered on behalf of the Company pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided by or on behalf of the Company or any of its Subsidiaries. Parent and Merger Sub are not relying on any representations and warranties in connection with their decision to enter into or perform their obligations under this Agreement or the other Transaction Documents, or to consummate the Merger or the other transactions contemplated hereby, other than the representations and warranties expressly set forth in this Article IV or any certificate delivered on behalf of the Company pursuant to this Agreement. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or such other Person, including any information made available in the electronic data room for “Project Luna” run by Intralinks, Inc. and maintained by the Company for purposes of the transactions contemplated by this Agreement (collectively, the “Electronic Data Room”), marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or any certificate delivered pursuant to this Agreement. Neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any express or implied representation or warranty with respect to the accuracy of any financial projections or forecasts relating to the Company or any Company Subsidiary or the forward-looking assumptions on which such financial projections and forecasts are based.

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Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding numbered section of the Parent Disclosure Letter (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Article V to which the relevance of such item is reasonably apparent on its face that such disclosure pertains to such other representation and warranty (other than Section 5.1 and Section 5.2 where the disclosure must be exact), Parent and Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 5.1 Organization of Parent and Merger Sub.

(a) Parent has been duly incorporated and is validly existing as a Nevada corporation, and has all requisite corporate power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased and operated and to conduct its business as it is now being conducted. Parent is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Merger Sub has been duly incorporated and is validly existing as a BVI business company under the laws of the British Virgin Islands, and has all requisite corporate power and authority to own, lease and operate its properties and assets where such properties and assets are now owned, leased and operated and to conduct its business as it is now being conducted. Merger Sub is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the properties and assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect. Merger Sub is a direct or an indirect wholly-owned Subsidiary of Parent.

Section 5.2 Due Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and (subject to the receipt of the Consents described in Section 5.4) to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents, the performance of their respective obligations hereunder and thereunder and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by any of them of this Agreement or the other Transaction Documents, the performance of their respective obligations hereunder or thereunder or the consummation by each of Parent and Merger Sub of the transactions contemplated hereby or thereby. Each of this Agreement and the other Transaction Documents has been or, in the case of the Articles of Merger, will be prior to the Effective Time, duly and validly executed and delivered by it and (assuming that this Agreement and the other applicable documents to which Company is, or will at the Effective Time be, a party constitutes a legal, valid and binding obligation of the Company) constitutes or will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the Remedies Exception. No vote of the shareholders of Parent is required in order for Parent to consummate the Merger and the other transactions contemplated by this Agreement.

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Section 5.3 No Conflict. Subject to the receipt of the Consents described in Section 5.4, the execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents, the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not, as of the Effective Time, with or without the giving of notice or the lapse of time (or both): (a) violate any provision of, or result in the material breach of, any Law applicable to Parent or Merger Sub or any of their Subsidiaries or by which any of their respective properties and assets are bound; (b) conflict with any provision of the Organizational Documents of Parent or Merger Sub or any of their Subsidiaries; or (c) violate any provision of or result in a breach of, or require a consent under, or terminate or result in the termination, creation, modification or acceleration of any obligation under, or result in the loss, reduction or delay of any benefit or payment obligation under, or give rise to any increased, additional or accelerated rights of any other party under, or create any restriction on the conduct of Parent or Merger Sub or any of their Subsidiaries pursuant to any material Contract, except, in the case of clauses (a) and (c), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.4 Governmental Consents. No Consent of, with or to any Governmental Entity is required to be obtained or made by Parent or Merger Sub or any of their Subsidiaries in connection with the execution or delivery by Parent and Merger Sub of this Agreement or the Transaction Documents, the performance by Parent and Merger Sub of their respective obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby, except for (a) the Relevant Approvals, (b) Consents required pursuant to the BVI Act and (C) Consents required pursuant to any applicable non-U.S. or state securities or blue sky laws, in each case to the extent applicable to the transactions contemplated by this Agreement, including the Merger.

Section 5.5 Litigation. There is no (a) Action, pending or, to the Knowledge of Parent, threatened before or by any Governmental Entity against or affecting Parent, Merger Sub or their respective Affiliates, the outcome of which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, and (b) Order of any Governmental Entity outstanding against Parent, Merger Sub or their respective Affiliates which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Capitalization of Merger Sub. As of the date hereof, the number of shares Merger Sub is authorized to issue is fifty thousand (50,000) ordinary shares of no par value, of which one hundred (100) ordinary shares of no par value are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly-owned subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

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Section 5.7 Financing. Parent and Merger Sub currently has and will have available to them, upon the Effective Time, sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, including payment in full of the Merger Consideration and all fees, costs and expenses payable by or on behalf of Parent or Merger Sub in connection with the Merger and the transactions contemplated hereby.

Section 5.8 Information Statement. None of the information with respect to Parent or its Subsidiaries supplied by or on behalf of Parent to be included in the Information Statement will, at the time of the mailing of the Information Statement or any amendments or supplements thereto, or at the expiration of the Dissenting Notice Period, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.9 Finders or Brokers. Other than any investment banker whose fees and expenses will be paid solely by Parent, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, investment banker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or Merger Sub.

Section 5.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V or any certificate delivered on behalf of Parent or Merger Sub pursuant to this Agreement, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided by or on behalf of Parent or Merger Sub. The Company is not relying on any representations and warranties in connection with its decision to enter into or perform its obligations under this Agreement or the other Transaction Documents, or to consummate the Merger or the other transactions contemplated hereby, other than the representations and warranties expressly contained in this Article V or any certificate delivered on behalf of Parent or Merger Sub pursuant to this Agreement.

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Article VI
COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), and except (A) as may be required by applicable Law, (B) as may be agreed in writing by Parent (such agreement not to be unreasonably withheld, conditioned or delayed), (C) as may be expressly contemplated by this Agreement or (D) as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall (and shall cause each of its Subsidiaries to) conduct the business of the Company and its Subsidiaries in all material respects only in the ordinary course of business and consistent with past practice and in material compliance with all applicable Laws; and the Company shall (and shall cause each of its Subsidiaries to) use its commercially reasonable efforts to preserve substantially intact the Company’s and each of its Subsidiaries’ business organizations and goodwill, to keep available the services of those of the Company’s and any of its Subsidiaries’ present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and to preserve their present relationships significant customers, clients, distributors, creditors, lessors, licensees, licensors, suppliers and vendors and with other Persons with whom they have significant business relations. In furtherance and not in limitation of each of the foregoing, the Company shall not (and shall cause each of its Subsidiaries not to), between the date hereof and the Effective Time or, if earlier, the Termination Date, except (A) as may be required by applicable Law, (B) as may be agreed in writing by Parent (such agreement not to be unreasonably withheld, conditioned or delayed), (C) as may be expressly contemplated by this Agreement or (D) as set forth in Section 6.1 of the Company Disclosure Letter:

(i) adopt or propose any amendment or change to its Organizational Documents (including the Memorandum and Articles of Association);

(ii) (A) authorize, pay, make, declare or set aside any dividends on or distribution with respect to its shares or equity capital (whether in cash, assets, shares or other securities of the Company or any of its Subsidiaries or a combination thereof), other than dividends in the ordinary course of business and consistent with past practice by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (B) purchase, redeem, repurchase or otherwise acquire any Company Shares or other securities of the Company or its Subsidiaries or any rights, warrants or options to acquire any such shares or securities, other than in connection with the exercise of Stock Appreciation Rights or the vesting or settlement of Performance Share Awards, PSU Awards or RSU Awards pursuant to their terms as in effect on the date hereof (including in connection with any required withholding Taxes related to such exercise or vesting);

(iii) adjust, subdivide, split, combine or reclassify any Company Shares or any other equity interests of the Company or its Subsidiaries, or adopt any shareholders rights plan or similar restriction on equity ownership;

(iv) issue, grant, sell, pledge, transfer, dispose of or encumber, or authorize the issuance, grant, sale, pledge, transfer, disposition or encumbrance of, any Company Shares or shares or other ownership interest or voting security in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares, capital stock, ownership interest or voting securities, or any rights, warrants or options to acquire any such shares, capital stock, ownership interests or voting securities of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for such securities, other than (A) issuances of Company Shares in respect of any exercise of Stock Appreciation Rights or the vesting or settlement of Performance Share Awards, PSU Awards or RSU Awards pursuant to their terms as in effect on the date hereof or (B) the creation of transfer restrictions of general applicability on any securities of the Company imposed by applicable Law, or enter into any amendment of any term of any of its outstanding securities;

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(v) except as required pursuant to Section 6.5(d), written agreements or Company Benefit Plans, in each case in effect as of the date hereof, or as otherwise required by applicable Law, (A) increase the compensation or other benefits payable or to become payable to (x) its directors, the Company’s Chief Executive Officer or the CEO Direct Reports (as defined below), (y) its other executive officers (other than the Company’s Chief Executive Officer and the CEO Direct Reports), except in the ordinary course of business and consistent with past practice and in an aggregate amount that, together with any bonus or retention amount to such executive officers pursuant to clause (F) of this Section 6.1(a)(v), does not exceed in the aggregate the amount set forth on Section 6.1(a)(v) of the Company Disclosure Letter, or (z) other employees of the Company (excluding executive officers), except in the ordinary course of business and consistent with past practice, (B) grant any severance or termination pay to, or enter into any severance or termination agreement with any director, executive officer or, except in the ordinary course of business and consistent with past practice and in aggregate amount that is not material to the Company and its Subsidiaries (taken as a whole), other employee of the Company or any of its Subsidiaries, (C) enter into or amend any employment agreement with any executive officer or, except in the ordinary course of business and consistent with past practice and in aggregate amount that is not material to the Company and its Subsidiaries taken as a whole, other employee of the Company or any of its Subsidiaries, (D) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan, or take any action to amend or waive any performance or vesting criteria under any Company Benefit Plan, (E) grant any equity or equity-based compensation, whether pursuant to the Company Stock Plan or otherwise, (F) pay any bonus or retention amount (other than payments in the ordinary course pursuant to plans in effect as of the date of this Agreement) or establish, adopt, enter into or amend any bonus or retention plan or arrangement covering employees of the Company or any of its Subsidiaries, except for bonus or retention amounts to its executive officers (other than the Company’s Chief Executive Officer and the CEO Direct Reports) that in the aggregate, together with increases in compensation or other benefits payable to such executive officers pursuant to clause (A)(y) of this Section 6.1(a)(v), do not exceed in the aggregate the amount set forth on Section 6.1(a)(v) of the Company Disclosure Letter, (G) fund any trust with respect to the payment of compensation or benefits (other than benefits under tax-qualified retirement plans) or establish, adopt, enter into, materially amend or terminate any Company Benefit Plan or (H) hire, fire, promote or transfer employees or executive officers other than in the ordinary course of business consistent with past practice; provided that, solely for purposes of this Section 6.1(a)(v), references to “executive officers” shall be deemed to refer to (x) the Company’s Chief Executive Officer, each individual who reports directly to the Company’s Chief Executive Officer (each, a “CEO Direct Report”) and each individual who reports directly to any such CEO Direct Report and (y) any other employee of the Company or any of its Subsidiaries whose aggregate compensation commitment (salary, bonus opportunity and the fair value of any equity award(s)) exceeds $1,000,000;

(vi) enter into, amend or terminate any collective bargaining Contract or other Contract with a labor union, works council or similar organization;

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(vii) enter into or make any loans to any of its officers, directors, employees, agents or consultants (other than expense advances, routine travel advances and loans (including relocation loans) in non-material amounts in the ordinary course of business consistent with past practice to employees of the Company or its Subsidiaries (other than officers and directors of the Company)) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan;

(viii) cancel, defease, forgive or waive, or allow any repayment or prepayment of, any obligations for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments (including any loans to any of its officers, directors, employees, agents or consultants), other than as required pursuant to the terms thereof;

(ix) change any financial accounting policies or procedures or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP or applicable Law;

(x) except in respect of the Merger, (A) merge, consolidate, combine or amalgamate with any Person other than, with respect to a wholly-owned Subsidiary of the Company, another wholly-owned Subsidiary of the Company (as long as such merger or consolidation does not result in any material increase in Tax liabilities for the Company or for any of its Subsidiaries (whether with respect to periods before the Closing or periods after the Closing)) or propose or enter into any scheme or plan of arrangement or analogous transaction, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any Person or other business organization or division thereof or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any wholly-owned Subsidiary of the Company) other than ordinary course accounts payable to the Company or its Subsidiaries;

(xi) (A) incur, assume, guarantee, prepay, refinance or otherwise become liable for any Indebtedness (directly, contingently or otherwise), (B) enter into any lease obligation, (C) issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, (D) assume, guarantee, endorse or otherwise become liable for any indebtedness of any Person, (E) enter into any arrangement having the economic effect of any of the foregoing, except in each case for (1) Indebtedness for borrowed money incurred under the Company’s existing credit facilities, working capital facilities, or other existing similar lines of credit, or other Indebtedness, in each case, as of the date hereof, (2) the replacement or refinancing of any of the facilities referred to in the foregoing clause (1), (3) the incurrence of Indebtedness for borrowed money and the entry into lease obligations not to exceed $1,000,000 in aggregate or (4) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(xii) repay, redeem, repurchase, prepay, defease, cancel, any Indebtedness for borrowed money or otherwise evidenced by bonds, debentures, notes, or other similar instruments other than (A) as required pursuant to the terms thereof as in effect on the date hereof or (B) in an amount not in excess of $1,000,000 in the aggregate, except for Indebtedness for borrowed money incurred under the Company’s existing (as of the date hereof) revolving credit facilities or working capital facilities or other existing similar lines of credit;

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(xiii) sell, lease, sublease, license, sublicense, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise surrender, relinquish or dispose of any portion of its properties or assets (other than Intellectual Property), including the shares or capital stock of any Subsidiary, other than (A) assets with a value of not more than $2,000,000 individually or $20,000,000 in the aggregate, in each case in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of this Agreement that have been made available to Parent prior to the date of this Agreement, or (C) sales, leases, subleases, licenses, sublicenses, or other transfers between the Company and its wholly-owned Subsidiaries or between those Subsidiaries (as long as such sale, lease, sublease, license, sublicense or transfer does not result in any material increase in Tax liabilities for the Company or for any of its Subsidiaries (whether with respect to periods before the Closing or periods after the Closing));

(xiv) make any acquisition (including by merger) of (A) the equity interests or a material portion of the assets of any other Person or (B) any other properties or assets of any other Person (other than the Company or any of the wholly-owned Subsidiaries of the Company), except for (1) acquisitions of supplies, materials or other inventory in the ordinary course of business, or (2) capital expenditures made in accordance with Section 6.1(a)(xxii);

(xv) other than in the ordinary course of business consistent with past practice, modify, amend, renew, extend, waive or release (or otherwise forego any material right or claim under) on terms adverse to the Company or any of its Subsidiaries, cancel or terminate, in whole or in part, any Company Material Contract or any rights or obligations under any Company Material Contract;

(xvi) other than in the ordinary course of business consistent with past practice, enter into any Contract that would constitute a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xvii) dispose of, license, sublicense, transfer, grant, or obtain, or permit to lapse any rights to any material Intellectual Property, or renew (or amend) any existing material Intellectual Property or information technology system Contract of the Company or its Subsidiaries on (or to) materially different terms relative to existing terms, in each case, other than (A) the licensing of any such Intellectual Property or information technology system Contract in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of this Agreement that have been disclosed to Parent prior to the date of this Agreement, or (C) dispositions, licenses, or grants between the Company and its wholly-owned Subsidiaries or between those Subsidiaries (as long as such disposition, license, sublicense or grant does not result in any material increase in Tax liabilities for the Company or for any of its Subsidiaries (whether with respect to periods before the Closing or periods after the Closing));

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(xviii) adopt or implement a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xix) enter into or modify, amend, renew, extend, waive or release (or otherwise forego any material right or claim under) (A) any Contract between (x) the Company or any of the Company’s Subsidiaries, on the one hand, and (y) any Affiliate of the Company (other than the Company’s wholly-owned Subsidiaries), on the other hand, or (B) any SSI Contract;

(xx) pay, discharge, compromise, settle, waive, release or satisfy any material Action pending, threatened against or affecting the Company or any of the Company’s Subsidiaries or any of their respective properties or assets at law or in equity, other than in the ordinary course of business consistent with past practice, but not in any individual case, in excess of $5,000,000 net of any insurance proceeds or that involves equitable remedies (including any that would materially prohibit or restrict the Company and its Subsidiaries, taken as a whole, from operating as they currently operate or that would reasonably be expected to materially impair the operations of the Company and its Subsidiaries, taken as a whole, after the Effective Time);

(xxi) enter into or materially modify any currency exchange, commodities or other hedging transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business and consistent with past practice;

(xxii) make or authorize any capital expenditures, capital additions or capital improvements except for those amounts in the ordinary course of business consistent with past practice; provided, that such expenditures will not exceed $1,000,000 individually or $15,000,000 in the aggregate;

(xxiii) (A) make or change any material election in respect of Taxes (except as required by applicable Law) or adopt or change any method of Tax accounting, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) amend any material Tax Return (except as required by applicable Law), (D) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material amount of Taxes, (E) surrender or forfeit any right to claim a material Tax refund, (F) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment or (G) make any material voluntary Tax disclosure or amnesty or similar filing;

(xxiv) terminate or cancel, or permit to expire, terminate or lapse, any material insurance policy maintained by the Company or any of its Subsidiaries without using commercially reasonable efforts to replace such insurance policy with substantially comparable coverage or amend or fail to maintain any such insurance policy (and the Company shall in any event inform Parent in writing promptly upon becoming aware of any material differences between any new director and officer insurance policy of the Company or any of its Subsidiaries and a predecessor policy); or

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(xxv) commit or agree, in writing or otherwise, to take any of the foregoing actions.

(b) Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement (i) will give Parent or Merger Sub, directly or indirectly, rights to control or direct the business or operations of the Company or any of its Subsidiaries prior to the Closing or (ii) shall operate to prevent or restrict any act or omission by the Company or any of its Subsidiaries the taking of which is required by applicable Law. Prior to the Closing, the Company and its Subsidiaries will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 6.2 Investigation. As Parent or its Representatives may from time to time reasonably request in writing in advance, (i) the Company shall and shall cause each of its Subsidiaries to afford to Parent and to its Representatives reasonable access during normal business hours and upon reasonable notice, throughout the period prior to the Effective Time or, if earlier, the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records (including Tax Returns, Tax workpapers and other related documentation) and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws; (ii) the Company shall, and shall cause each of its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, furnish promptly to Parent such additional financial and operating data and other information as to the Company’s and its Subsidiaries’ respective businesses and properties; and (iii) the Company shall, and shall cause each of its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries, to reasonably cooperate with Parent in its investigation of the business of the Company and its Subsidiaries, except that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or its Representatives that in the reasonable judgment of the Company would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a loss of attorney-client privilege to the Company or any of its Subsidiaries, or would constitute a violation of applicable Laws; provided that the Company shall cooperate with Parent to provide Parent or its Representatives with the maximum amount of information that can be disclosed without having such effects. Parent hereby agrees that it shall treat any such information in accordance with the Confidentiality Agreement (the “Confidentiality Agreement”), dated as of October 26, 2018, between the Company and Parent. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures. Nothing in this Section 6.2 shall permit Parent or its Representatives to conduct any environmental testing or sampling on any properties owned, leased or used by the Company or any of its Subsidiaries, including facility surface and subsurface soils and water, air or building materials.

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Section 6.3 No Solicitation. The Company shall, and shall cause each of its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease any existing negotiations or discussions, if any, with any Person that may be ongoing with respect to a Company Alternative Proposal. The Company shall, and shall instruct its Representatives to, instruct each Person who has entered into a confidentiality agreement or similar Contract in connection with such Person’s consideration of a potential acquisition of the Company or a Company Alternative Proposal to promptly return to the Company or destroy any non-public information previously furnished to such Person or to such Person’s Representatives by or on behalf of the Company or any of its Subsidiaries in accordance with such Contract, and to immediately terminate the access of each such Person and its Affiliates and Representatives to any electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. The Company shall not and shall cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) solicit, initiate, propose or knowingly encourage (including by way of furnishing information or assistance), furnish any nonpublic information (or afford access to any of the properties, assets, books or records of the Company or any of its Subsidiaries), grant any waiver or release under any standstill, or take any other action to knowingly facilitate any inquiries with respect to a Company Alternative Proposal or the making of any proposal or offer that constitutes, or is reasonably likely to or is intended to lead to, any Company Alternative Proposal, (ii) enter into or maintain or continue discussions (except to notify any Person as to the existence of the provisions of this Section 6.3) or negotiate with any Person in furtherance of, or in connection with any matter that would be reasonably likely to lead to, any Company Alternative Proposal, or agree to endorse, recommend or approve any Company Alternative Proposal, (iii) withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to Parent, the Company Board Recommendation, (iv) agree to, accept, endorse, approve or recommend (or publicly propose or announce any intention or desire to agree to, accept, endorse, approve or recommend) any Company Alternative Proposal, (v) enter into any letter of intent or similar document or any agreement or commitment (binding or non-binding) providing for any Company Alternative Proposal, (vi) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, including the Merger, or to breach its obligations under this Agreement or (vii) agree to do any of the foregoing. Notwithstanding anything to the contrary contained herein, the Company or the Company Board shall be permitted to make any disclosure that is reasonably required by applicable Law and that is in accordance with Section 6.7.

Section 6.4 Filings, Other Actions.

(a) Covenants With Respect to Information Statement. As promptly as practicable following the date of this Agreement, and, in any event, within ten (10) days following the date hereof, the Company shall prepare the Information Statement and mail the Information Statement to all of the holders of Company Shares and, concurrently therewith, file the Information Statement on Form 6-K with the SEC, in each case in accordance with any applicable requirements of the Memorandum and Articles of Association, the BVI Act, the Exchange Act, the rules and regulations of the New York Stock Exchange and other applicable Law. Each Party shall furnish all information concerning itself and its Subsidiaries as the Company may reasonably request, and/or as required by the rules and regulations promulgated by the BVI Act or any other applicable Law, in each case in connection with the preparation and distribution of the Information Statement. The Company will provide Parent and its Representatives with a reasonable opportunity to review and comment on the Information Statement prior to its mailing to holders of Company Shares, and shall give due regard to any comments made by such Persons. If at any time prior to the expiration of the Dissenting Notice Period any event or circumstances are discovered by the Company or Parent that should be set forth in an amendment or a supplement to the Information Statement in order to ensure that the information contained therein does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, shall promptly inform Parent or the Company, respectively, and to the extent required by Law, the Company shall, within five (5) days of any such discovery, promptly prepare such amendment or supplement, provide Parent and its Representatives with a reasonable opportunity to review and comment on such amendment or supplement (and give due regard to any comments made by such Persons), mail such supplement or amendment to all of the holders of Company Shares and file such amendment or supplement on Form 6-K with the SEC.

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(b) Cooperation. The Company and Parent shall cooperate with each other in the preparation and finalization of the Information Statement. The Company shall take all action necessary to comply with Section 179 of the BVI Act in relation to any shareholder who has notified the Company of an intention to exercise a right of dissent, or has exercised a right of dissent, including sending any notices required by Section 179 of the BVI Act; provided that Parent’s prior written approval shall be required in respect of any further notice to, or other communication with, any such shareholder, including any determination or offer of “fair value” and any settlement proposal or discussions.

Section 6.5 Employee Matters.

(a) Each individual who is employed by the Company and its Subsidiaries immediately prior to the Effective Time is referred to herein as an “Affected Employee”. For a period of six (6) months following the Effective Time, Parent shall provide, or shall cause to be provided, each Affected Employee of the Company and its Subsidiaries with (i) a salary or wage level and annual cash bonus opportunity that are substantially comparable in the aggregate to the salary or wage level and annual cash bonus opportunity that they were entitled to receive immediately prior to the Effective Time, (ii) employee benefits (excluding long-term cash incentives and equity compensation benefits) that are substantially comparable in the aggregate to the employee benefits (excluding cash incentive and equity compensation benefits) that they were entitled to receive immediately prior to the Effective Time, and (iii) severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries immediately prior to the Effective Time. Nothing contained in this Section 6.5(a) shall be construed to limit the ability of the Surviving Corporation and its Subsidiaries to terminate the employment of any Affected Employee at any time. For the avoidance of doubt, cash bonus opportunities with respect to the Company’s 2020 fiscal year will not be pro-rated as a result of the Closing occurring after March 31, 2019.

(b) Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to give Affected Employees full credit for prior service with the Company and its Subsidiaries for purposes of eligibility and vesting (but not accrual of benefits under any defined benefit pension plan) under any employee benefit plan maintained by Parent or its Subsidiaries in which such Affected Employee participates except where such crediting would result in a duplication of benefits.

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(c) To the extent an Affected Employee participates in a benefit plan of Parent or any of its Subsidiaries after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive any pre-existing condition exclusions or limitations and actively-at-work requirements/eligibility waiting periods and provide that any expenses incurred on or before the Effective Time during a plan year in progress as of the Effective Time by the Affected Employee or the Affected Employee’s covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and annual out-of-pocket limits for medical or other expenses under the applicable Parent or Subsidiary benefit plan.

(d) Section 6.5(d) of the Company Disclosure Letter sets forth each Affected Employee’s target KPI Bonus relating to the Company’s 2019 fiscal year, and with respect to each such KPI Bonus, the applicable performance goals. KPI Bonuses relating to the Company’s 2019 fiscal year shall be paid in cash on or about May 15, 2019 in accordance with the terms and conditions applicable to such KPI Bonus in effect as of the date hereof (including based upon the actual achievement of applicable performance goals) and in accordance with Section 6.5(d) of the Company Disclosure Letter. The Company shall take all actions necessary, prior to the Closing, to effectuate this Section 6.5(d).

(e) Following the Effective Time, with respect to each Promised RSU Award, the holder shall be granted a Parent RSU Award to acquire Parent Common Stock in accordance with this Section 6.5(e). Each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the applicable Promised RSU Award prior to the Effective Time (but taking into account any changes thereto by reason of this Agreement or the Merger), including the vesting terms and conditions set forth on Section 6.5(e)(i) of the Company Disclosure Letter. Each such Parent RSU Award shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of Company Shares underlying such Promised RSU Award multiplied by (ii) the Exchange Ratio. Following the Closing, Parent agrees to (i) honor the terms of the RSU Letter Agreements with respect to granting the Promised RSU Awards in accordance with this Section 6.5(e), (ii) acknowledge the expectation that the employees subject to the letters of intent set forth on Section 6.5(e)(ii) of the Company Disclosure Letter will be granted an equity grant (or equivalent cash bonuses) in accordance with the terms and conditions of such letter agreements, and (iii) pay bonuses, in cash, under the terms and conditions of the Smashing Ideas Key Management Incentive Plan, the Objective Key Management Incentive Plan and the Objective Key Employee Bonus Share Incentive Plan of the Company, to the individuals, and in the amounts, set forth on Section 6.5(e)(iii) of the Company Disclosure Letter. Notwithstanding the foregoing, Parent’s obligations hereunder shall be subject to and conditioned upon the achievement or attainment of any applicable continued employment requirement and/or performance goal, and Parent shall not be obligated to grant or pay any equity award or bonus if any such requirements and/or goals are not satisfied. The Company shall take all actions necessary, prior to the Closing, to ensure that the bonuses set forth on Section 6.5(e)(iii) of the Company Disclosure Letter shall be payable in cash and that any equity award references in the letter agreements under Section 6.5(e)(ii) of the Company Disclosure Schedule shall be payable in cash and/or shares of Parent Common Stock.

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(f) Nothing contained in this Section 6.5, or otherwise in this Agreement, whether express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, or to require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any benefit plan, program, agreement or arrangement or prevent or interfere with the rights of Parent, the Surviving Corporation or any of their respective Subsidiaries with respect to the amendment, modification or termination thereof after the Effective Time; (ii) is intended to confer upon any Person (including any current or former employee, director or consultant of the Company or any of its Subsidiaries, or any beneficiary or dependent thereof) any rights as a third-party beneficiary of this Agreement; or (iii) shall create a right to continued employment as a result hereof.

Section 6.6 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 6.6(b)), each of the Parties shall use, and shall cause each of their respective Subsidiaries to use, its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective as soon as reasonably practicable (and in any event no later than the End Date) the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, Consents, Orders, clearances and approvals, including the Relevant Approvals, from Governmental Entities and the making of all necessary registrations, and filings and the taking of all steps as may be necessary to obtain a Consent or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) subject to Section 6.10, the obtaining of all necessary Consents from third parties (other than Governmental Entities and provided that obtaining any such third-party Consents shall not be a condition to Parent’s or Merger Sub’s obligations to effect the Merger and the other transactions contemplated hereby), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

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(b) Subject to the terms and conditions of this Agreement and in furtherance and not in limitation of Section 6.6(a), each of the Company, Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, if applicable, (i) make their respective filings, or draft filings in case of a filing under the EUMR, and thereafter make any other required submissions (x) under the HSR Act and the EUMR as promptly as practicable, and in any event within ten (10) days after the date hereof, and otherwise in accordance with any relevant filing requirements, and (y) in the applicable jurisdictions with respect to any other Relevant Approvals as promptly as practicable, and in any event within twenty (20) Business Days after the date hereof, and otherwise in accordance with any relevant filing requirements, (ii) cooperate with each other in good faith, including by supplying the other with information that may be required (subject to Section 6.6(c)), in (x) determining whether any additional filings are required to be made with, or Consents, permits, authorizations, clearances or approvals are required to be obtained from, any third parties or other Governmental Entities (including any non-U.S. jurisdiction in which the Company’s Subsidiaries are operating any business) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such Consents, permits, authorizations or approvals and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Governmental Entity may assert under Regulatory Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). Notwithstanding anything to the contrary set forth in this Agreement, no party hereto shall be required (A) to propose, negotiate, commit to or effect the sale, divestiture or disposition of any assets or businesses of Parent or the Company (or any of their respective Subsidiaries) or hold separate any assets or businesses of Parent or the Company (or any of their respective Subsidiaries), except such assets or businesses as would not, individually or in the aggregate, reasonably be expected to be material relative to the Company and its Subsidiaries, taken as a whole, or (B) to otherwise take or commit to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, except such actions as would not, individually or in the aggregate, reasonably be expected to limit Parent’s or any its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or ability to retain, one or more of Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case, in a manner that would be material relative to the Company and its Subsidiaries, taken as a whole, in the case of each of clauses (A) and (B), in connection with obtaining any authorizations, Consents, clearances or approvals required to be obtained from Governmental Entities with respect to the transactions contemplated by this Agreement or in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other Order in any suit or proceeding, which would otherwise have the effect of restraining, preventing or materially delaying the Closing; provided that (1) the Company will not take any of the foregoing actions set forth in clauses (A) or (B) without prior written consent of Parent (in its sole discretion), (2) the Company (or its Subsidiaries) shall agree to take any of the foregoing actions set forth in clauses (A) or (B) at the written request of Parent, provided that the effectiveness of any such action is contingent in all respects upon the occurrence of the Effective Time and (3) none of Parent or its Subsidiaries shall be required to take any of the foregoing actions that may be required to be taken pursuant to clauses (A) or (B) unless the effectiveness of such action is contingent in all respects upon the occurrence of the Effective Time.

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(c) Parent and the Company shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications and any other material actions pursuant to this Section 6.6, including, subject to applicable Law and the instructions of any Governmental Entity, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed substantive written communication to any Governmental Entity and by providing counsel for the other Party with copies of all filings and submissions made by such Party and all substantive correspondence between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party’s advisors to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege concerns. Parent and the Company shall (i) furnish to the other Party such information and assistance as such Party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Entities; (ii) promptly inform the other Party of any substantive communications with, and inquiries or requests for information from, such Governmental Entities in connection with the transactions contemplated by the Agreement and (iii) consult with the other Party in advance of any meeting or conference, whether in-Person or by telephone, with any such Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the Parties, control and lead all communications and strategy relating to any Governmental Entity, subject to good faith consultations with the Company.

(d) Subject to the other terms of this Agreement, the Company shall and shall cause its Subsidiaries to cooperate with Parent by providing any notices or communications to employees or Governmental Entities which Parent determines are reasonably necessary in light of its transition and integration plans.

Section 6.7 Publicity. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties. Thereafter, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent at all reasonably practicable, consult with the other Parties before making, and give such other Parties a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that the foregoing shall not apply to any press release or public statement so long as the statements contained therein concerning this Agreement, the Merger and the other transactions contemplated by this Agreement are substantially similar to previous releases or statements made by the applicable Party with respect to which such Party has complied with the provisions of this sentence and would not otherwise require the other Party to make additional public disclosure. The requirements of this Section 6.7 shall not apply to any disclosure by a Party in connection with any dispute between the Parties regarding this Agreement, the Merger and the other transactions contemplated by this Agreement.

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Section 6.8 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the extent, if any, now existing in favor of any person who is at the date of this Agreement, was, or becomes at any time prior to the Effective Time a director, officer or employee of the Company or any of its Subsidiaries in their capacities as such, or a director, officer or employee of another entity, but only to the extent that such individual is or was serving in such capacity at the request of the Company or any of its Subsidiaries, as provided in its Memorandum and Articles of Association, the Organizational Documents of any applicable Subsidiary of the Company or in any written agreement with the Company or any of its Subsidiaries, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from and after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain in effect provisions in the Memorandum and Articles of Association and the Organizational Documents of the Subsidiaries of the Company regarding indemnification, exculpation and advancement of expenses of directors, officers and employees no less advantageous to the intended beneficiaries thereof than those contained in the Memorandum and Articles of Association of the Company or such other Organizational Documents, as applicable, as of the date hereof.

(b) Without limiting the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent the Company would be permitted as of the date of this Agreement by the BVI Act, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless each person who is at the date of this Agreement, was, or becomes at any time prior to the Effective Time a director or officer of the Company in their capacities as such (each such Person hereunder, an “Indemnified Party”) from and against any reasonable and documented costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any of the transactions contemplated by this Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 6.8(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, to the fullest extent the Company would be permitted as of the date of this Agreement by the BVI Act, Parent and the Surviving Corporation shall jointly and severally advance, prior to the final disposition of any claim, proceeding, investigation or inquiry that may be subject to indemnification under this Section 6.8(b) and for which indemnification is sought by a Person entitled thereto under this Section 6.8(b), promptly following request by an Indemnified Party therefor, all reasonable and documented costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, nonappealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification; provided, that Parent and the Surviving Corporation shall not be required to advance expenses in the circumstances set forth on Section 6.8(b) of the Company Disclosure Letter. Notwithstanding anything to the contrary set forth in this Section 6.8(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry that may be subject to indemnification under this Section 6.8(b) and for which indemnification is sought by an Indemnified Party under this Section 6.8(b) unless (1) the applicable Indemnified Party has approved such settlement, compromise or consent (such approval not to be unreasonably withheld, conditioned or delayed) or (2) such settlement, compromise, consent or termination involves solely the payment of monetary damages, includes an unconditional release of such Indemnified Party from all liability arising out of such claim, proceeding, investigation or inquiry and does not include any admissions of fault or wrongdoing by such Indemnified Party. Parent and the Surviving Corporation shall not be obligated to reimburse the amount of any settlement unless it has agreed to such settlement. If any Indemnified Party shall unreasonably fail to enter into a settlement of any claim, proceeding, investigation or inquiry that may be subject to indemnification under this Section 6.8(b), offered or assented to by the opposing party or parties and which is acceptable to Parent and the Surviving Corporation, then, notwithstanding any other provision of this Section 6.8(b), the indemnification obligation of Parent and the Surviving Corporation in connection with such claim, proceeding, investigation or inquiry shall be limited to the total of the amount at which settlement could have been made and the expenses incurred by such Indemnified Party prior to the time the settlement could reasonably have been effected.

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(c) The Company shall promptly appoint as its insurance broker of record an insurance broker nationally recognized in the United States and designated by Parent. Prior to the Effective Time, Parent and the Company shall cooperate with such broker of record to obtain, on behalf of the Company, (i) one or more binding quotes for a policy or policies of directors’ and officers’ liability insurance for the Company that either (A) contain an aggregate policy limit that is not less than $30,000,000 and are otherwise in scope no less favorable than that of the current directors’ and officers’ liability insurance maintained by the Company or (B) would increase the policy limit of the current directors’ and officers’ liability insurance policy maintained by the Company by at least $10,0000,000, and (ii) one or more binding quotes for “tail” coverage with respect to directors’ and officers’ liability insurance (which may be “tail” coverage with respect to, or as part of, such policies of directors’ and officers’ liability insurance referred to in clause (i) above) that (A) has an aggregate policy limit that is not less than $30,000,000 and is otherwise in scope no less favorable than the current directors’ and officers’ liability insurance maintained by the Company and (B) covers a six (6)-year extended reporting period; and, following receipt of such binding quote or quotes for a policy or policies of (x) directors’ and officers’ liability insurance, the Company may bind and purchase any such directors’ and officers’ liability insurance policy or policies pursuant to a quote or quotes that are reasonably acceptable to Parent and complies with clause (i) above), and (y) “tail” coverage with respect to directors’ and officers’ liability insurance, the Company shall, effective as of the Effective Time, purchase a policy or policies with respect to such “tail” coverage that is designated by Parent and complies with clause (ii) above. If Parent and the Company do not receive any such binding quotes with respect to either any such directors’ and officers’ liability insurance policy, on the one hand, or any such “tail” coverage with respect to directors’ and officers’ liability insurance, on the other hand, in each case that comply with the requirements set forth in the immediately foregoing sentence, within thirty (30) Business Days after the date on which the Company has designated as its insurance broker of record the nationally-recognized insurance broker designated by Parent, then the Company may, as applicable (1) prior to the Effective Time, increase the policy limit of the current policy of directors’ and officers’ insurance maintained by the Company by at least $10,000,000 using its own broker of record, provided that, in the case of this clause (1), the increase in the aggregate annual premium paid with respect to such policy of directors’ and officers’ insurance per $10,000,000 of such increase in the policy limit shall not exceed eighty percent (80%) of the average annual premium paid per $10,000,000 of the existing policy limit for the policy of directors’ and officers’ insurance maintained by the Company, and/or (2) effective as of the Effective Time, purchase “tail” coverage with respect to a policy of directors’ and officers’ liability insurance, in each case, on the terms described in clauses (i) and (ii) above, respectively; provided, that in no event shall Parent or the Surviving Corporation be required to pay, with respect to the entire six (6)-year period following the Effective Time, premiums for “tail” coverage with respect to directors’ and officers’ liability insurance under this sentence which in the aggregate exceed 350% of the annual premium payable by the Company for such insurance in effect immediately prior to the date of this Agreement, nor shall the Company purchase any such “tail” coverage without Parent’s prior consent. To the extent the Company purchases such “tail” coverage with respect to directors’ and officers’ liability insurance at or prior to the Effective Time in accordance with this Section 6.8(c), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” coverage in full force and effect and honor its obligations thereunder for the duration of such policy. To the extent that the Company is unable to obtain such “tail” coverage with respect to directors’ and officers’ liability insurance on the terms set forth in this Section 6.8(c) effective as of the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company as modified prior to the Effective Time in accordance with this Section 6.8(c) and/or provide substitute policies or purchase “tail” coverage with respect to directors’ and officers’ liability insurance, in either case, of at least such same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insureds with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2018 (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the directors’ and officers’ liability insurance required by this Section 6.8(c) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. The Company shall cooperate with Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part to permit the Company to obtain, on behalf of the Surviving Corporation, the “tail” coverage described in the first sentence of this Section 6.8(c) and Parent to obtain, on behalf of the Surviving Corporation, any extended, new or replacement directors’ and officers’, employee practices, errors and omissions, fiduciary liability insurance policies and/or any other insurance policies and/or additional “tail” coverage, in each case with effect from the Effective Time.

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(d) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 6.8 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association of the Company, any agreements between such Persons and the Company or any applicable Laws.

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person, or (B) transfers all or substantially all of their properties or assets to any Person, then and in each case, proper provision shall be made so the applicable successors and assigns or transferees assume the obligations set forth in this Section 6.8.

(f) The provisions of this Section 6.8 are intended, to the extent applicable, to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.

Section 6.9 Merger Sub. Parent will (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any Indebtedness (other than as may be needed to finance the transactions contemplated hereby).

Section 6.10 Third Party Consents. At the request of Parent, the Company and its Subsidiaries shall use commercially reasonable efforts to obtain all authorizations, consents, approvals and waivers of, give all notices to each third party that may be necessary for the performance of the Company’s obligations under this Agreement and the consummation of the transactions contemplated hereby; provided that the Company and its Subsidiaries shall, at the request of Parent, amend or agree to amend, or waive any material right or material economic benefit under, any Company Material Contract in connection with obtaining such consents, approvals and waivers; provided, further, that the Company and its Subsidiaries shall not be required to agree to any such amendment or waiver that would be effective prior to the Effective Time. The Parties agree that no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached, and no condition to Parent’s or Merger Sub’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (i) the failure to obtain any such third party consent or (ii) any action taken by the Company and its Subsidiaries at the request of Parent pursuant to this Section 6.10.

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Section 6.11 Notification.

(a) Each of the Company and Parent shall promptly notify the other Party, upon obtaining knowledge thereof, of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other Party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (ii) the failure of the Company, Merger Sub or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of the other Party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (iii) the receipt of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger, and (iv) its learning of any Actions commenced against, or affecting, such Party that, if they were pending on the date of this Agreement, would have been required to be disclosed pursuant to this Agreement or that relate to the consummation of the transactions contemplated by this Agreement, including the Merger; provided, however, that any failure to provide notice pursuant to this Section 6.11(a) shall not be deemed to be a breach of this Agreement for purposes of Section 7.2(b) or Section 7.3(b).

(b) The delivery of any notice pursuant to Section 6.11(a) shall not limit or otherwise affect the remedies available hereunder to any of the Parties receiving such notice. No investigation by any Party or its Representatives shall affect the representations, warranties, covenants or agreements of the other Parties set forth herein.

Section 6.12 Tax Matters. During the period from the date of this Agreement to the Closing Date, the Company and its Subsidiaries shall prepare and timely file all income and other material Tax Returns that are due on or before the Closing Date and such Tax Returns shall be prepared in accordance with past practice; pay all material Taxes due and payable in respect of such Tax Returns; accrue a reserve in the books and financial statements of any such entity at such times and in such amounts as are in accordance with past practice for all material Taxes payable by such entity for which no Tax Return is due prior to the Closing Date; and promptly notify Parent of any Action with respect to material Tax matters that is or becomes pending against or with respect to the Company or any of its Subsidiaries. The Parties agree and acknowledge that Parent shall be permitted to make an election under Section 338(g) of the Code with respect to the Company or any of its Subsidiaries.

Section 6.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and the Company shall uses its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The New York Stock Exchange to enable the delisting of the Company Shares from The New York Stock Exchange by the Surviving Corporation as promptly as practicable after the Effective Time and deregistration of the Company Shares by the Surviving Corporation under the Exchange Act as promptly as practicable after such delisting.

Section 6.14 Shareholder Litigation. Each of Parent and the Company shall notify the other promptly of the commencement of any shareholder or derivative Action (including a claim for the exercise of dissenter’s rights) of which it has received written notice, including any such Actions related to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall (a) give Parent the opportunity to participate in on a regular basis, but not control or direct, the defense, prosecution or settlement of any shareholder or derivative Action against the Company, its Subsidiaries or any of their respective directors or officers (including by providing copies of all pleadings with respect thereto), (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto and (c) on a current basis, keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto. The Company and its Subsidiaries shall not settle any such Action without the prior written consent of Parent (such consent not to be unreasonably, withheld, conditioned or delayed).

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Section 6.15 Anti-Takeover Laws. None of the Company, the Company’s Subsidiaries or the Company Board shall take any action that would result in any Anti-Takeover Laws becoming applicable to the Merger Agreement, the Plan of Merger, the other Transaction Documents, the Deed of Covenant, the Voting Agreement, or the Merger or the other transactions contemplated hereby or thereby and, if any Anti-Takeover Law is or becomes applicable hereto or thereto, the Parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation hereon and thereon.

Article VII
CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or the express written waiver by all Parties (in their respective sole discretion)) at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been duly and validly obtained.

(b) No Legal Prohibition. No Law shall be in effect preventing or restraining (temporarily or permanently) the consummation of the transactions contemplated by this Agreement.

(c) Relevant Approvals. Any waiting period under the HSR Act shall have been terminated or expired and the other Relevant Approvals shall have occurred or shall have been obtained.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the fulfillment (or the express written waiver by the Company (in its sole discretion)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct (in each case, without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifiers set forth therein), except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, in each case on and as of the date hereof and on as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date).

(b) Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

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(c) Officer Certificate. Parent shall have delivered to the Company (i) a certificate executed by a duly authorized executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied with respect to Parent and (ii) a certificate executed by a duly authorized executive officer of Merger Sub, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied with respect to Merger Sub.

Section 7.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is subject to the fulfillment (or the express written waiver by Parent (in its sole discretion)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV of this Agreement (other than the representations and warranties set forth in the first and third sentence of Section 4.1, or Section 4.2, Section 4.5, Section 4.25 or Section 4.26) shall be true and correct (in each case, without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) except for such failures to be true and correct as would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, in each case on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date). The representations and warranties of the Company set forth in the first and third sentence of Section 4.1, and Section 4.2, Section 4.25 and Section 4.26 shall be true and correct in all material respects (in each case, without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein), in each case on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date). The representations and warranties of the Company set forth in Section 4.5 shall be true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (or, in the case of those representations and warranties that relate to a specific date, on and as of such date).

(b) Covenants. The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate executed by a duly authorized executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

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Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.6, or by such party’s breach of any other provision of this Agreement.

Article VIII
TERMINATION

Section 8.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, upon written notice to the other Party, if (i) the Effective Time shall not have occurred on or before October 7, 2019 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) (and, if such Party is Parent, Merger Sub) shall not have breached its obligations under this Agreement in any material respect and in a manner that shall have proximately caused the failure to consummate the Merger on or before such date;

(c) by either the Company or Parent, upon written notice to the other Party, if following the execution of this Agreement, any Governmental Entity of competent jurisdiction shall have enacted, issued, granted or promulgated any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Law or Order shall have become final and non-appealable;

(d) by the Company, upon written notice to Parent, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) either (A) cannot be cured by the End Date or (B) has not been waived by the Company or cured by the earlier of (x) the End Date and (y) thirty (30) days after the date on which the Company shall have given Parent written notice of such breach or failure; or

(e) by Parent, upon written notice to the Company, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) either (A) cannot be cured by the End Date or (B) has not been waived by Parent or cured by the earlier of (x) the End Date and (y) thirty (30) days after the date on which Parent shall have given the Company written notice of such breach or failure.

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Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except for the provisions of this Section 8.2 and Section 9.2 through Section 9.13), and there shall be no other liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other Parties arising out of the Agreement or the other Transaction Documents or the Merger or the other transactions contemplated hereby or any matters related thereto, except liability arising out of the willful material breach of this Agreement occurring prior to the Termination Date by any Party, in which case such Party shall be liable for any damages incurred or suffered by the other Parties as a result of such willful and material breach that are the natural, probable and reasonably foreseeable result thereof (which damages shall not be limited to reimbursement of out-of-pocket costs or expenses, and may include the benefit of the bargain lost by equityholders, which shall be considered damages of such Party).

Section 8.3 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company, Parent and Merger Sub with respect to any of the terms contained in this Agreement, except that following approval by the shareholders of the Company there shall be no amendment to the provisions hereof which by Law requires further approval by such shareholders without such further approval, nor shall there be any amendment of this Agreement that is not permitted under applicable Law.

Section 8.4 Extension of Time, Waiver, etc. At any time prior to the Effective Time, the Company, Parent and Merger Sub may:

(a) extend the time for the performance of any of the obligations or acts of the other Parties;

(b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Parties contained herein.

Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

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Article IX
MISCELLANEOUS

Section 9.1 No Survival of Representations and Warranties. None of the representations and warranties of any Party set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger.

Section 9.2 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 9.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, other than Section 5-1401 of the New York General Obligations Law except that (a) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (b) the applicable Law of the BVI shall apply to the standard of conduct governing acts by the directors of the Company Board in connection with this Agreement.

Section 9.4 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary relief, even if available, would not be an adequate remedy. It is accordingly agreed that, subject to Section 9.5, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.4 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.5 Exclusive Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, including any non-contractual claims, and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or permitted assigns shall be brought and determined exclusively in a federal court located in the Borough of Manhattan, City of New York, or, if not able to be brought in such court, a state court located in the Borough of Manhattan, City of New York (provided that any Party may also bring any application or proceedings for injunctive, protective, interim and/or ancillary relief in the courts of the British Virgin Islands). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6, or in such other manner as may be permitted by applicable Law, will be valid and sufficient service thereof.

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(b) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION INCLUDING ANY NON-CONTRACTUAL CLAIM, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR OTHERWISE. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(B).

Section 9.6 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission or electronic mail (provided that any notice received by facsimile transmission or email or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivered or mailed by certified or registered mail (return receipt requested and first-class postage prepaid):

to Parent or Merger Sub (or, following the Effective Time, the Surviving Corporation):

c/o DXC Technology Company

1775 Tysons Boulevard

Tysons, Virginia 22102

Facsimile: (703) 991-0430

Attention: William L. Deckelman, Jr., General Counsel

Email: bill.deckelman@dxc.com

with a copy to (which do not constitute notice hereunder):

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Facsimile: (212) 751-4864

Attention: Peter Harwich, Esq.

   Josh Dubofsky, Esq.

Email: peter.harwich@lw.com

   josh.dubofsky@lw.com

Annex A-69

to the Company:

c/o Luxoft USA, Inc.

100 Wall Street

Suite 503

New York, New York 10005

Facsimile: (707) 248-5790

Attention: Natasha Ziabkina, General Counsel

Email: nziabkina@luxoft.com

with a copy to (which do not constitute notice hereunder):

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Facsimile: (212) 354-8113

Attention: Colin Diamond, Esq.

   Gregory Pryor, Esq.

   Robert Chung, Esq.

Email: cdiamond@whitecase.com

   gpryor@whitecase.com

   robert.chung@whitecase.com

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so transmitted or e-mailed, personally delivered or mailed. Any Party may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or three (3) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.7 Waivers. No failure or delay by any Party in exercising any right, power or privilege hereunder shall act as a waiver thereof, and no waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Annex A-70

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that (a) each of Parent and Merger Sub may, without the consent of any of the Parties, assign any of their respective rights and obligations to another direct or indirect wholly-owned Subsidiary of Parent (in which case the provisions of Article II are deemed modified without further action of the Parties to the extent necessary to effect the Merger) without the further consent or agreement of any of the Parties; provided, further, that Parent remains liable for all obligations of Parent and Merger Sub and any such assignee under this Agreement, and (b) each of Parent or Merger Sub may, without the consent of any of the Parties, transfer or assign all or any other portion of its rights under this Agreement to any one or more of its financing sources to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing. Subject to the preceding sentence, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that, prior to the Closing, Parent shall assign its rights and obligations to purchase the Company to a direct or an indirect wholly-owned, non-U.S. Subsidiary of Parent (subject to the requirements set forth in this Section 9.8).

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except from and after the Effective Time for (a) the benefits conferred to the holders of the Company Shares, Performance Share Awards, PSU Awards, RSU Awards and Stock Appreciation Rights by the provisions of Article III (subject to the terms thereof), and (b) with respect to the Indemnified Parties, the benefits conferred by the provisions of Section 6.8 (subject to the terms thereof), is not intended to and does not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.11 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 9.12 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

Section 9.13 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts (including by facsimile or .pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile, .pdf or otherwise) to the other Parties.

[Remainder of page intentionally left blank.]

Annex A-71

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

DXC TECHNOLOGY COMPANY

By:	/s/ Paul N. Saleh
Name:	Paul N. Saleh
Title:	Executive Vice President and Chief Financial Officer

LUNA EQUITIES, INC.

By:	/s/ William L. Deckelman
Name:	William L. Deckelman
Title:	Director

[Signature Page to the Merger Agreement]

Annex A-72

LUXOFT HOLDING, INC

By:	/s/ Dmitry Loschinin
Name:	Dmitry Loschinin
Title:	Chief Executive Officer

[Signature Page to the Merger Agreement]

Annex A-73

SCHEDULE A

Articles of Merger

See attached.

Sch. A-1

ARTICLES OF MERGER

These Articles of Merger are executed on _________________ by Luna Equities, Inc., a BVI business company incorporated under the laws of the British Virgin Islands with company number 2003399 (“Merger Sub”) and Luxoft Holding, Inc, a BVI business company incorporated under the laws of the British Virgin Islands with company number 1014092 (the “Company”), and pursuant to the provisions of section 171 of the BVI Business Companies Act, 2004, as amended (the “Act”), and WITNESSETH as follows:

1.	Merger Sub and the Company hereby adopt the Plan of Merger, a copy of which is annexed hereto, with the intent that Merger Sub shall merge with and into the Company, with the Company being the surviving company of the merger (the “Surviving Company”), and that the merger shall be effective on the date that these Articles of Merger are registered by the Registrar of Corporate Affairs.

1.	The Company was incorporated under the Act on 7 March 2006 with company number 1014092.

2.	Merger Sub was incorporated under the Act on 3 January 2019 with company number 2003399.

3.	The Memorandum and Articles of Association of the Company were first registered by the Registrar of Corporate Affairs in the British Virgin Islands on 7 March 2006 (and were last amended and restated on 14 August 2018).

4.	The Memorandum and Articles of Association of Merger Sub were first registered by the Registrar of Corporate Affairs in the British Virgin Islands on 3 January 2019.

5.	The merger and Plan of Merger were approved by the board of directors of the Company on 5 January 2019 and authorized by a written resolution of the members of the Company on 6 January 2019.

6.	The merger and Plan of Merger were approved by the board of directors of Merger Sub on 6 January 2019 and authorized by a written resolution of the sole member of Merger Sub on 6 January 2019.

7.	The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

8.	The Company and Merger Sub have each complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the date on which these Articles of Merger are registered by the Registrar of Corporate Affairs.

9.	These Articles of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

[Signature page follows.]

Sch. A-2

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on this ______________________.

)
SIGNED for and on behalf of	)
Luna Equities, Inc.	)
By:	)
Title:	)
)

)
SIGNED for and on behalf of	)
Luxoft Holding, Inc	)
By:	)
Title:	)
)

Sch. A-3

SCHEDULE B

Plan of Merger

See attached.

Sch. B-1

PLAN OF MERGER

This Plan of Merger is for the merger between Luna Equities, Inc. (“Merger Sub”), a BVI business company incorporated under the laws of the British Virgin Islands with company number 2003399, and Luxoft Holding, Inc, a BVI business company incorporated under the laws of the British Virgin Islands with company number 1014092 (the “Company”). Merger Sub and the Company are collectively referred to as the “Constituent Companies”.

WHEREAS each of Merger Sub and the Company is a BVI business company existing under and by virtue of the BVI Business Companies Act, 2004, as amended (the “Act”), and each is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act; and

WHEREAS the board of directors of each Constituent Company has determined that it is desirable and in the best interests of such Constituent Company and its respective members that Merger Sub be merged with and into the Company, with the Company being the surviving company of the merger.

In accordance with Section 170(2) of the Act:

1.	The constituent companies to the merger are Merger Sub and the Company.

2.	The surviving company of the merger is the Company (the “Surviving Company”).

3.	Merger Sub has 100 ordinary shares of no par value of a single class in issue, all of which are entitled to vote on the merger as one class.[1]

4.	The Company has 33,992,909 shares of no par value in issue made up of 22,875,327 class A ordinary shares (the “Class A Ordinary Shares”) and 11,117,582 class B ordinary shares (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Company Shares”). All of the Company Shares are entitled to vote on the merger together as one class.[2]

5.	Upon the merger, the separate corporate existence of Merger Sub shall cease and the Surviving Company shall become the owner, without further action, of all the assets, property, rights, privileges, immunities, powers, objects and purposes of the Constituent Companies and the Surviving Company shall become subject to all claims, debts, liabilities and obligations of the Constituent Companies.

[1]	Note: the number of issued and outstanding shares shall be confirmed and, if necessary, updated at time of filing of the Articles of Merger with the BVI Registry of Corporate Affairs.
[2]	Note: the number of issued and outstanding shares shall be confirmed and, if necessary, updated at time of filing of the Articles of Merger with the BVI Registry of Corporate Affairs. It is noted that given the Company is listed on the NYSE the actual number of issued shares may differ and require updating when this Plan of Merger is filed with the Articles of Merger at the BVI Registry of Corporate Affairs to effect the merger.

Sch. B-2

6.	The terms and conditions of the merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company shall be as follows:

(a)	each ordinary share of Merger Sub issued and outstanding at the effective time of the merger shall be converted into one outstanding fully-paid Class A Ordinary Share in the Surviving Company;

(b)	each Company Share issued and outstanding immediately prior to the effective time of the merger, other than any Cancelled Shares and any Dissenting Shares (as each such term is defined below), shall be cancelled in exchange for the right to receive US$59.00 in cash (the per Company Share cash consideration to be paid to the holders of such Company Shares, the “Merger Consideration”) and at the effective time of the merger the holders thereof will cease to be members and to have any rights as members or with respect to such Company Shares (and shall not be members of the Surviving Company) other than the right to receive the Merger Consideration;

(c)	each Company Share that is (i) owned directly or indirectly by Parent or Merger Sub or any direct or indirect wholly-owned subsidiary thereof or (ii) held by the Company as a treasury share (in each case, immediately prior to the effective time of the merger and excluding any such shares held on behalf of third parties) (the “Cancelled Shares”) will be cancelled and will cease to exist at the effective time of the merger, and no consideration will be delivered in exchange therefor; and

(d)	each Company Share in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with section 179 of the Act (“Dissenting Shares”) shall automatically be cancelled and shall cease to exist and be outstanding in accordance with the Act, and each holder of a Dissenting Share shall cease to be a member of the Company (and shall not be a member of the Surviving Company) and shall cease to have any rights thereto (including any right to receive such holder’s portion of the aggregate Merger Consideration), subject to and except for such rights as are granted under Section 179 of the Act.

7.	The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

8.	The merger shall be effective on the date on which the Articles of Merger relating to the merger are registered by the Registrar of Corporate Affairs.

9.	This Plan of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

[Signature page follows.]

Sch. B-3

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on _____________________.

)
SIGNED for and on behalf of	)
Luna Equities, Inc.	)
By:	)
Title:	)
)

)
SIGNED for and on behalf of	)
Luxoft Holding, Inc	)
By:	)
Title:	)
)

Sch. B-4

ANNEX B

Shareholder Written Consent

Annex B-1

LUXOFT HOLDING, INC
incorporated in the British Virgin Islands
Company No. 1014092
(the Company)

Written resolutions of the shareholders of the Company (with all classes of shares voting together as a single class but with the respective voting rights accorded to their class of shares under the Company’s Memorandum of Association) holding a majority of two thirds (2/3) or more of the votes of all of the issued shares of the Company entitled to vote on these resolutions.

1	It was noted that the Company proposes to merge with Luna Equities, Inc. (Merger Sub) in accordance with the laws of the British Virgin Islands and such other requirements as applicable to the Company, with the Company being the surviving Company of the Merger (the Merger). The Merger is to be effected in accordance with the terms and conditions as described in the merger agreement dated January 6, 2019 and made between the Company, Merger Sub and DXC Technology Company (the Merger Agreement).

2	The following documents have been examined by the majority shareholder:

(a)	the Merger Agreement; and

(b)	the plan of merger and draft articles of merger to be entered into between the Company and Merger Sub in accordance with the terms of the Merger Agreement and the laws of the British Virgin Islands (the Plan of Merger and Articles of Merger);

(the Documents). It is noted the directors of the Company have approved the Plan of Merger in accordance with Section 170(2) of the BVI Business Companies Act, 2004 (as amended, the BVI Act).

3	Each of the undersigned shareholders by the signature of its duly authorised representative(s) below confirms that it has carefully considered the Documents and the transactions contemplated thereby.

4	We, the undersigned shareholders of the Company, do hereby adopt the following written resolutions:

(a)	the contents of the Documents, the Merger and the transactions contemplated thereby be and are hereby approved;

(b)	without limitation to the foregoing, the Plan of Merger is hereby irrevocably approved in accordance with and as required by Section 170(5) of the BVI Act and in full satisfaction of the requirements thereof;

Annex B-2

(c)	the directors of the Company be and are hereby authorized to execute the Plan of Merger (with such updated information as is expressly contemplated by the Plan of Merger) and to finalize and execute the Articles of Merger and to take any and all such other actions as are necessary or desirable to effect the Merger in accordance with the provisions of the Merger Agreement, the Plan of Merger, the Articles of Merger and the BVI Act;

(d)	all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of the Company in connection with the transactions contemplated hereby be and are hereby approved, ratified and confirmed in all respects;

(e)	a copy of this resolution shall forthwith be sent to all shareholders of the Company not consenting to the resolution in accordance with the Articles of Association of the Company; and

(f)	the Company be and is hereby authorized and directed to give to shareholders of the Company all such notices as are required pursuant to applicable law including the BVI Act, including without limitation Section 170(5) and Section 179(4) of the BVI Act.

5	These resolutions may be signed in counterparts, and if the counterparts shall bear different dates, shall take effect from the earliest date on which the resolutions have been approved by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the issued shares of the Company.

[signature page follows]

Annex B-3

SHAREHOLDERS:

Awosting Ltd.

By:	/s/ ROBERT LANGER
Name:	ROBERT LANGER
Title:	DIRECTOR

Codeffroy Ltd.

By:	/s/ ROBERT LANGER
Name:	ROBERT LANGER
Title:	DIRECTOR

ACKNOWLEDGED AND AGREED:

IBS Group Holding Limited

By:	/s/ GLEN GRANOVSKY
Name:	GLEN GRANOVSKY
Title:	DIRECTOR

[Signature Page to the Shareholder Resolutions]

Annex B-4

ANNEX C

Section 179 of BVI Business Companies Act, 2004, as amended

Annex C-1

Section 179 of the British Virgin Islands Business Companies Act, 2004 (as amended)

179.       (1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b)	a consolidation, if the company is a constituent company;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i)	a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii)	a transfer pursuant to the power described in section 28(2);

(d) a redemption of his shares by the company pursuant to section 176; and

(e) an arrangement, if permitted by the Court.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a)       his name and address;

(b)       the number and classes of shares in respect of which he dissents; and

(c)       a demand for payment of the fair value of his shares;

and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6) A member who dissents shall do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

Annex C-2

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a)	the company and the dissenting member shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d)	the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.”

Annex C-3

ANNEX D

Opinion of Credit Suisse Securities (USA) LLC, Luxoft’s Financial Advisor

Annex D-1

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue Phone 1 212 325 2000
New York, NY 10010-3629 www.credit-suisse.com

January 5, 2019

Luxoft Holding, Inc

Gubelstrasse 24

6300 Zug, Switzerland

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of Luxoft Holding, Inc (the “Company”) with respect to the fairness, from a financial point of view, to the holders of Class A ordinary shares, no par value (the “Class A Shares”), of the Company, other than holders thereof executing a written consent authorizing and approving the Transaction (as defined below) in their capacities as shareholders of the Company (collectively, the “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Merger Agreement, and articles of merger and plan of merger attached thereto (together, the “Agreement”), to be entered into by and among the Company, DXC Technology Company (the “Acquiror”) and Luna Equities, Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub”). We understand that the Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Transaction”) pursuant to which the Company will continue as the surviving company and become a wholly owned subsidiary of the Acquiror and each issued and outstanding Class A Share and Class B ordinary share, no par value (the “Class B Shares”), of the Company (other than (x) shares owned directly or indirectly by the Acquiror or Merger Sub or any direct or indirect wholly owned subsidiary thereof or held by the Company as treasury shares (in each case, excluding any Class A Shares and Class B Shares held on behalf of third parties) and (y) shares regarding which the holders thereof have duly and validly exercised their right of dissent in relation to the Transaction and in accordance with the provisions of Section 179 of the BVI Business Companies Act, 2004, as amended, of the British Virgin Islands) will be converted into the right to receive $59.00 in cash, without interest (the “Consideration”).

In arriving at our opinion, we have reviewed a draft, dated January 4, 2019 of the Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts relating to the Company for the fiscal years ending March 31, 2019 through March 31, 2024 (the “Company Projections”) prepared and provided to us by the management of the Company, and have met with the management of the Company and certain of its representatives to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

Annex D-2

In connection with our review, we have not independently verified any of the foregoing information and, with your consent, we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and opinion. With respect to the Company Projections, we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. At your direction, we have assumed that the Company Projections are a reasonable basis to evaluate the Company and the Transaction and at your direction we have relied upon the Company Projections for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections, or the assumptions and methodologies upon which they are based.

We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the contemplated benefits of the Transaction and that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. With your consent, we have further assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this opinion.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Class A Shares, other than the Excluded Holders, of the Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Transaction, and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. We have been advised that the Company’s amended and restated memorandum of association and articles of association generally provide that each Class B Share is convertible into one Class A Share and that the Class A Shares and the Class B Shares have equivalent rights, except that the Class B Shares have greater voting power than the Class A Shares. Consequently and with your approval, we have treated the Class A Shares and the Class B Shares as identical for purposes of our analyses and opinion. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based on information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company or the Transaction. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Annex D-3

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates may in the future provide investment banking and other financial advice and services to the Company, the Acquiror and their respective affiliates for which advice and services we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Transaction, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any security holder of the Company as to how such security holder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Class A Shares, other than the Excluded Holders, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:
Managing Director

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